REPORT ON THE

MINERAL RESOURCES & MINERAL RESERVES

OF THE

FOSTERVILLE GOLD MINE

In the State of Victoria, Australia

Prepared for

KIRKLAND LAKE GOLD LTD

Effective Date December 31, 2016

Dated March 30, 2017

Authors: Troy Fuller, MAIG Ion Hann, FAusIMM

i

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

IMPORTANT NOTICE

This Technical Report has been prepared as a National Instrument 43-101 Technical Report, as prescribed in

Canadian Securities Administrators’ National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101) for Kirkland Lake Gold Ltd. (Kirkland Lake Gold). The data, information, estimates, conclusions and recommendations contained herein, as prepared and presented by the Authors, are consistent with: the information available at the time of preparation; the data supplied by outside sources, which has been verified by the authors as applicable; and the assumptions, conditions and qualifications set forth in this Technical Report.

CAUTIONARY NOTE WITH RESPECT TO FORWARD LOOKING INFORMATION

Certain information and statements contained in this Technical Report are “forward looking” in nature. All information and statements in this report, other than statements of historical fact, that address events, results, outcomes or developments that Kirkland Lake Gold Ltd. and/or the Qualified Persons who authored this report expect to occur are “forward-looking statements”. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, assumptions and parameters underlying the life of mine update not being realized, a decrease in the future gold price, discrepancies between actual and estimated production, changes in costs (including labour, supplies, fuel and equipment), changes to tax rates; environmental compliance and changes in environmental legislation and regulation, exchange rate fluctuations, general economic conditions and other risks involved in the gold exploration and development industry, as well as those risk factors discussed in the technical report. Such forward-looking statements are also based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the following: the availability of financing for exploration and development activities; operating and capital costs; the Company’s ability to attract and retain skilled staff; sensitivity to metal prices and other sensitivities; the supply and demand for, and the level and volatility of the price of, gold; the supply and availability of consumables and services; the exchange rates of the Canadian dollar to the US dollar; energy and fuel costs; the accuracy of reserve and resource estimates and the assumptions on which the reserve and resource estimates are based; market competition; ongoing relations with employees and impacted communities and general business and economic conditions. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date hereof, or such other date or dates specified in such statements.

All forward-looking statements in this Technical Report are necessarily based on opinions and estimates made as of the date such statements are made and are subject to important risk factors and uncertainties, many of which cannot be controlled or predicted. Kirkland Lake Gold Ltd. and the Qualified Persons who authored this report undertake no obligation to update publicly or otherwise revise any forward-looking statements contained herein whether as a result of new information or future events or otherwise, except as may be required by law.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Kirkland Lake Gold has included a non-IFRS measure “total site costs”, “total site costs per ounce” and various unit costs in this Technical Report. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

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Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

FIGURES	PAGE NO.

Figure 4-1	Fosterville Project Location Map	14
Figure 4-2	Fosterville Mining Lease Plan with Exploration Licenses and Royalty Areas	16
Figure 7-1	Map and Cross-Section of the Western Lachlan Fold Belt in Central Victoria	24
Figure 7-2	Regional Geology Plan of the Fosterville District, showing Fosterville Mining Licenses, Exploration Licenses, Open Pits and Hard Rock Gold Occurrences	26
Figure 7-3	Fosterville Surface Geology Plan Showing Surface Mining Activity	27
Figure 7-4	Fosterville Fault Zone Schematic Cross Section	29
Figure 7-5	Schematic Geological Cross-Section of 6950mN	30
Figure 7-6	Underground Face Photo of the P4320 South Footwall Development Showing Stibnite Overgrowth of Quartz Carbonate Veining on the Allwood East Fault	32
Figure 7-7	Drill Core from Hole UDH1817 Showing Visible Gold in a Quartz-carbonate Vein	32
Figure 7-8	Fosterville Fault Zone Longitudinal Projection showing Resources, Reserves, Mining and Target Areas	34
Figure 7-9	Longitudinal Projection of the Phoenix Mineralized Zone (brown)	38
Figure 7-10	Longitudinal Projection of the Lower Phoenix Mineralized Zone	39
Figure 7-11	Longitudinal Projection of the Lower Phoenix Footwall Mineralized Zone (blue)	40
Figure 7-12	Longitudinal Projection of the East Dippers Mineralized Zone (red)	40
Figure 7-13	Longitudinal Projection of the Eagle Mineralized Zone (cyan)	41
Figure 7-14	Wall Mapping on the P4310 Level Convergence of the D20 Eagle and D14 Benu FW	42
Figure 7-15	Longitudinal Projection of the Splays Mineralized Zone (dark grey)	43
Figure 7-16	Longitudinal Projection of the Allwood Mineralized Zone (purple)	43
Figure 7-17	Longitudinal Projection of the Kestrel Mineralized Zone (pink)	44
Figure 7-18	Longitudinal Projection of the Falcon Mineralized Zone (red)	44
Figure 7-19	Longitudinal Projection of the Ellesmere Mineralized Zone (turquoise)	45
Figure 7-20	Longitudinal Projection of the Raven Mineralized Zone (purple)	46
Figure 7-21	Longitudinal Projection of the Vulture Mineralized Zone (red)	46
Figure 7-22	Longitudinal Projection of the Robin (pink), Griffon (green), and Shamrock (teal) Mineralized Zones	47
Figure 7-23	Geological Cross-Section through the Harrier Area at 5150mN	48
Figure 7-24	Longitudinal Projection of Harrier Mineralized Zone (orange)	49
Figure 7-25	Longitudinal Projection of Osprey Mineralized Zone (green).	50
Figure 7-26	Longitudinal Projection Looking West at Daley’s Hill Area	52
Figure 7-27	Plan View of Daley’s Hill Mineralization	53
Figure 7-28	Oblique Northerly view of Daley’s Hill Mineralization	54
Figure 7-29	Robbin’s Hill Area Cross-Section for 12100mN, View Looking MINE Grid North.	56
Figure 7-30	Robbin’s Hill Area Cross-Section for 12400mN, VIEW Looking Mine Grid North	57
Figure 7-31	Robbin’s Hill Area Cross-Section for 12600mN, View Looking Mine Grid North	58
Figure 7-32	Plan View of O’Dwyers and Robbin’s Hill Areas	60
Figure 9-1	Plan of IP Survey Areas and Prospects surrounding Fosterville Gold Mine	69
Figure 9-2	Plan of RTP Magnetics Surrounding Fosterville Gold Mine	70
Figure 9-3	Plan of Total Count Radiometrics Surrounding the Fosterville Gold Mine	71
Figure 9-4	Bouger Gravity Grid of Mergered State & 2010 Northgate Ground Gravity Data	72
Figure 10-1	2016 Underground Resource Definition Diamond Drilling Central and Phoenix South	78
Figure 10-2	2016 Underground Resource Definition Diamond Drilling - Lower Phoenix North	79
Figure 10-3	2016 Underground Resource Definition Diamond Drilling - Harrier	80
Figure 10-4	2016 Underground Exploration Diamond Drilling - Lower Phoenix South 5450mN	81
Figure 10-5	2016 Surface Exploration Diamond Drilling - Lower Phoenix South and Lower Phoenix North	82
Figure 10-6	2016 Surface Exploration Diamond Drilling – Robbin’s Hill	83
Figure 10-7	Longitudinal Projection of Fosterville Displaying 2016 Exploration Growth Drill Intercepts	84
Figure 10-8	Longitudinal Projection of Robbin’s Hill Displaying 2016 Exploration Growth Drill Intercepts	85
Figure 10-9	Longitudinal Projection of Eagle Mineralization Displaying 2016 Resource Definition Drill Intercepts outside of December 2015 Measured and Indicated Mineral Resource	86
Figure 10-10	Longitudinal Projection of Lower Phoenix Footwall Mineralization Displaying 2016 Resource Definition Drill Intercepts outside of December 2015 Measured and Indicated Mineral Resource	87
Figure 10-11	Longitudinal Projection of Harrier Base Mineralization Displaying Resource Definition Drill Intercepts outside of December 2015 Measured and Indicated Mineral Resource	88
Figure 11-1	Underground Face Sample Duplicate Results	98
Figure 11-2	2016 Sulfide Laboratory Duplicates	104
Figure 11-3	2016 Visible Gold Laboratory Duplicates	105
Figure 11-4	2016 Laboratory Repeat Sulfide Samples	106
Figure 11-5	2016 Laboratory Repeat Visible Gold Samples	107
Figure 11-6	Field Duplicate Gold Data for 2016	108
Figure 11-7	Inverse Cumulative Histogram Showing a Positive Conditional Grade Bias of FA25 Gold Data. (QG consultant report 2016)	110
Figure 11-8	Correlation Plot of the Visible Gold Field Duplicate Data	111
Figure 11-9	Correlation of OSLS and BV Pulps	112
Figure 14-1	Plan Showing Mining Leases and the Area Covered by each of the Block Models	119
Figure 14-2	6770mN Section showing Data for Creating Mineralization Domain Wireframes (Underground)	123
Figure 14-3	Down-hole Compositing where Domain Boundaries are Honoured in the Composite File	125
Figure 14-4	Mean (g/t Au) and Co-Variance Plot of the Au of the D01 Audax Domain	143

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

TABLES	PAGE NO.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

1    EXECUTIVE SUMMARY

This technical report has been prepared for Kirkland Lake Gold Ltd. (Kirkland Lake Gold), the beneficial owner of the Fosterville Gold Mine. Kirkland Lake Gold is listed on the Toronto Stock Exchange under the ticker symbol “KL”. On November 30, 2016, Newmarket Gold Inc. (“Newmarket”) combined with Kirkland Lake Gold Inc. and the combined company was renamed Kirkland Lake Gold Ltd. As used in this Technical Report, unless the context otherwise requires, reference to “Kirkland Lake Gold” or the “Company” means Kirkland Lake Gold Ltd. and the subsidiaries. Reference to “Newmarket Gold” means the Company when it was previously named Newmarket Gold and its subsidiaries, prior to the completion of the arrangement with Kirkland Lake Gold Inc.

This document provides the Mineral Resource and Mineral Reserve estimates for the Fosterville Gold Mine that have resulted from ongoing exploration and resource definition and as a result of ongoing mine design and evaluation during the period January 1, 2016 to December 31, 2016.

1.1	LOCATION

The Fosterville Gold Mine (Fosterville or FGM) is located approximately 20km northeast of the city of Bendigo and 130km north of the city of Melbourne in the State of Victoria, Australia.

The FGM and all associated infrastructure including the tailings dam and waste dumps are located on Mining Lease 5404, which is 100% owned by Kirkland Lake Gold Ltd.

Kirkland Lake Gold also holds titles through FGM of two surrounding Exploration Licenses totaling 504.9km 2. These exploration licenses encompass the entire known strike extent of the Fosterville Goldfield.

1.2	HISTORY AND OWNERSHIP

Gold was first discovered in the Fosterville area in 1894 with mining activity continuing until 1903 for a total of 28koz of production. Mining in this era was confined to the near-surface oxide material. Aside from a minor tailings retreatment in the 1930’s, activity resumed in 1988 with a further tailings retreatment program conducted by Bendigo Gold Associates, which ceased in 1989. Mining recommenced in 1991 when Brunswick Mining NL and then Perseverance Corporation Ltd. (from 1992) commenced heap-leaching operations from shallow oxide open pits. Between 1988 and the cessation of oxide mining in 2001, a total of 240koz of gold were poured (Roberts et al, 2003).

A feasibility study into a sulfide mining operation was completed by Perseverance in 2003 with construction and open pit mining commencing in early 2004. Commercial production commenced in April 2005 and up to the end of December 2006 had produced 136,882oz gold. In October 2007, Perseverance announced that it had entered into an agreement with Northgate Minerals Corporation to acquire the company with full control passing to Northgate in February 2008.

The 500,000th ounce of sulfide gold production was achieved in April 2011.

In August 2011, Northgate entered into a merger agreement with AuRico Gold Inc. who assumed control of Northgate in October 2011. In March 2012 AuRico and Crocodile Gold Corp jointly announced that Crocodile Gold would acquire the Fosterville and Stawell Mines. Crocodile Gold’s ownership of Fosterville was achieved on May 4, 2012. In July 2015, Newmarket Gold Inc. merged with Crocodile Gold to form Newmarket Gold Inc.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

In January 2016 a significant milestone in Fosterville Gold Mine’s history was reached when the 1,000,000th ounce of sulfide gold was poured.

At the end of November 2016, Kirkland Lake Gold Inc. merged with Newmarket Gold Inc. to form a new mid-tier gold company Kirkland Lake Gold Ltd.

1.3	GEOLOGY AND MINERALIZATION

The Fosterville Goldfield is located within the Bendigo Structural Zone in the Lachlan Fold Belt. The deposit is hosted by an interbedded turbidite sequence of sandstones, siltstones and shales. This sequence has been metamorphosed to sub-greenschist facies and folded into a set of upright, open to closed folds. The folding resulted in the formation of a series of bedding parallel laminated quartz (LQ) veins.

Mineralization at Fosterville is controlled by late brittle faulting. These late brittle faults are generally steeply west dipping, reverse faults with a series of moderately west dipping, reverse splay faults formed in the footwall of the main fault. There are also moderately east dipping faults, which have become more significant footwall to the anticlinal offsets along the west dipping faults. Primary gold mineralization occurs as disseminated arsenopyrite and pyrite forming as a selvage to veins in a quartz–carbonate veinlet stockwork. The mineralization is structurally controlled with high-grade zones localized by the geometric relationship between bedding and faulting. Mineralized shoots are typically 4m to 15m thick, 50m to 150m up and down-dip and 300m to 2,000m+ down-plunge.

Antimony mineralization, in the form of stibnite, occurs with quartz and varies from replacement and infill of earlier quartz-carbonate stockwork veins, to massive stibnite-only veins up to 0.5m in width. The stibnite-quartz event occurs in favourable structural locations, such as the Phoenix, Eagle and Lower Phoenix structures. There are also occurrences of primary visible gold (≤3mm in size) that has a spatial association with stibnite in fault related quartz veins. The occurrence of visible gold is becoming increasingly significant at Fosterville and is being observed more frequently with depth and down-plunge within the Lower Phoenix Mineralized Zones. During 2016 visible gold mineralization occurrences were also frequently observed at depth in the Harrier Mineralized Zones.

Fosterville Gold Mine engaged Quantitative Group (QG) in November 2014, in response to the noted increased frequency of visible gold occurrences at depth, to provide FGM with some external advice and thinking regarding the implications to resource estimation and mine geology practices. Throughout 2015 and 2016 QG continued to assist FGM through review of current practices and providing technical theory and background to sampling, assaying and resource modeling in visible gold environments.

1.4	CURRENT STATUS

Since the commencement of commercial gold production in April 2005, the sulfide plant at Fosterville Gold Mine has produced 1,152,373oz of gold up to the end of December 2016. This production was initially sourced solely from open cut mining with underground mining starting to contribute from late 2006. The Harrier open cut was initially completed in December 2007 and since that time the underground mine has been the primary source of ore. Ore sourced from a series of pit expansions on the previously mined Harrier, John’s and O’Dwyer's South Pits between Q1 2011 and Q4 2012 has provided supplementary feed to underground ore sources. Since the beginning of 2013 underground operations have been the sole provider of mill feed at Fosterville. Current mining activities are focused on the Central, Phoenix and Harrier underground areas and current gold production outlook for 2017 is between 140,000oz and 145,000oz.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Kirkland Lake Gold is planning to undertake 128,019m of exploration and resource definition drilling and continue the development of dedicated underground drill platforms (2,055m). Total estimated cost for exploration and resource development activities for 2017 is AUD$40.4M.

1.5	MINERAL RESOURCES AND MINERAL RESERVES

The Mineral Resources and Mineral Reserves reported are contained within the mine lease MIN5404 (Section 4). Within the mine lease, the Mineral Resource Areas of Central, Southern, Harrier and Robbin’s Hill are historically defined resource areas, which were established at different times in the evolution of the project. The Central Area contains multiple Mineral Resource models, primarily for reasons of data handling. Details on Mineral Resource block model extents can be seen in Figure 14-1.

Mineral Resources are reported inclusive of Mineral Reserves.

All Mineral Reserves are contained within the Central and Harrier Mineral Resource Areas. Mineral Reserves contained within the Central Mineral Resource Area have been subdivided into Central and Phoenix Mineral Reserves Table 15-1.

CIL Residue Mineral Resource and Mineral Reserves are distinguished from in situ Mineral Resources and Mineral Reserves in Table 1.1and Table 1-2 on the basis of differing recovery assumptions.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

TABLE 1-1 SUMMARIZED MINERAL RESOURCES (INCLUSIVE OF MINERAL RESERVE) FOR FGM AS AT DECEMBER 31, 2016

Summarized Mineral Resources (Inclusive of Mineral Reserve) for Fosterville as of December 31, 2016
Classification	Tonnes (kt)	Gold Grade (g/t Au)	Insitu Gold (kOz)
Oxide and Sulfide Materials
Measured	2,141	3.98	274
Indicated	12,562	5.85	2,361
Total (Measured and Indicated)	14,703	5.58	2,636
Inferred	5,404	4.56	792
CIL Residues
Measured	616	7.73	153

Notes:

1.	CIM definitions (2014) were followed in the estimation of Mineral Resources.
2.	For the Mineral Resource estimate, the Qualified Person is Troy Fuller.
3.	The Mineral Resources reported are inclusive of the Mineral Reserves.
4.	See notes provided for Table 14-1 for more detail on oxide and sulfide resources.
5.	CIL residues are stated as contained ounces – 25% recovery is expected. Recoveries are based on operating performances.
6.	Mineral Resources are rounded to 1,000t, 0.01 g/t Au and 1koz. Minor discrepancies in summation may occur due to rounding.
7.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
8.	The Mineral Resource estimate used a gold price of US$1,200 per ounce (AUD$1,500 per ounce).
9.	Cut-off grades applied are 0.7 g/t Au for oxide, 1.0 g/t Au for near-surface sulfide (above 5050mRL) and 3.0 g/t Au for underground sulfide mineralization (below 5050mRL).
10.	A minimum mining width of 2.5m was applied.
11.

Density of mineralized material applied 2.40t/m3 for oxide, 2.56t/m3 for transitional material, 2.64t/m3 for fresh material between 5000 and 5050mRL, 2.72t/m3 for fresh material between 4500 and 5000mRL and 2.78t/m3 for fresh material below 4500mRL.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

TABLE 1-2 SUMMARIZED MINERAL RESERVES FOR FGM AS AT DECEMBER 31, 2016

Summarized Mineral Reserves for Fosterville as of December 31, 2016
Classification	Tonnes (kt)	Gold Grade (g/t Au)	Insitu Gold (kOz)
Proven	280	8.43	76
Probable	1,276	10.08	414
Total (Proven and Probable)	1,557	9.78	490
CIL Residues
Proven	616	7.73	153

Notes:

1.	CIM definitions (2014) were followed in the estimation of Mineral Reserves.
2.	For the Mineral Reserves estimate, the Qualified Person is Ion Hann.
3.	The Mineral Reserve estimate used a gold price of US$1,200 per ounce (AUD$1,500 per ounce).
4.	The cut-off grades applied ranged from 1.6 g/t to 3.1 g/t Au for underground sulfide ore depending upon width, mining method and ground conditions.
5.	Dilution ranging between 10% to 60% and mining recovery ranging between 40% to 95% were applied to stopes within the Mineral Reserves estimate.
6.	Mineral Reserves are rounded to 1,000t, 0.01 g/t Au and 1koz. Minor discrepancies in summation may occur due to rounding.
7.	CIL residue is stated as contained ounces – 25% recovery is expected. Recoveries are based on operating performances.

1.6	CONCLUSIONS AND RECOMMENDATIONS

The Authors have made the following interpretations and conclusions:

•	The understanding of the fundamental geological controls on mineralization at Fosterville is high. Primary mineralization is structurally controlled with high-grade zones localized by the geometric relationship between bedding and west dipping faulting. This predictive model has led to considerable exploration success in following the down-plunge extensions of high-grade mineralization;

o

The Lower Phoenix Fault is the primary west dipping structure in the active mine development area and is defined by reverse faulting on a shale package where anticline thrust displacement of ~80m occurs. The fault dips between 35 and ~55 degrees to the west and mineralization can be traced along a dip extent of ~190m and strike extent of ~1.75km. The dominant mineralization style on this structure is disseminated sulfide, however, occurrences of visible gold at depth are becoming increasingly more common, concentrated where footwall structures intersect. The Lower Phoenix System currently remains open to the north and south so maximum plunge extent has not yet been defined,

o

Throughout 2016, development mapping and continued drilling confirmed that there were multiple mineralized structures of various size and continuity footwall to the main west dipping Lower Phoenix Fault, which present significant resource growth potential. Progressive geological understanding of the Phoenix and Lower Phoenix footwall environs has highlighted the significance of these favorable settings for mineralization, including,

o

East dipping mineralized structures, namely the Eagle Fault and East Dipping Faults, which commonly contain quartz–stibnite vein assemblages and substantial concentrations of visible gold, typically enveloped by halos of disseminated sulfide. The Eagle Fault is discordant to bedding and variably dips between 10 and 60 degrees to the east and transforms further to the south to strike in an ENE direction, dipping ~45 degrees to the SSE. Mineralization on the Eagle Zone extends over a 790m strike extent and is untested and open at depth below the 3960mRL and south of 6350mN. Drilling is planned to target beyond this extent during the remainder of 2017. East Dipping Faults are typically bedding parallel to sub parallel with dips of ~70 degrees east to sub vertical. The defined extent of East Dipping structures containing significant mineralization is now approximately 1.5km,

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

o

Low-angled Lower Phoenix Footwall west dipping structures typically consist of large quartz veins up to several meters wide with laminated textures, indicating a series of multiple mineralizing events, including a later stage quartz-stibnite phase of mineralization with visible gold. The faults are interpreted to have minimal offset but rather have been hydraulically fractured. Where these structures form linkages between the Lower Phoenix and East Dipping Faults, extremely high gold grades are observed. During 2016 drilling extending footwall to the Lower Phoenix discovered west dipping Lower Phoenix Footwall mineralization, which occupies a reverse fault structure that exhibits ~20m of thrust offset, returning some of the highest grade intercepts returned on the Fosterville Lease. The defined size of this high-grade mineralized structure is now 200m in strike length and 160m in vertical extent. The mineralized zone appears to adjoin the high- grade Eagle structure at its lower edge and is untested down-plunge. Continued drilling from the hangingwall drill platforms during 2017 will continue to advance the understanding of the size and scale of this attractive resource growth target.

•

Continued drill definition of these structures over 2016, in combination with ore development and production exposure and reconciliation performance has reaffirmed the significance of these easterly dipping footwall structures to the Lower Phoenix Fault. The defined continuity, proximity to existing Mineral Resources and high-grade tenor of these structures enhances the December 2016 Mineral Resource and Reserve position. Furthermore, mineralization on these structures is open down-plunge, providing encouraging future Mineral Resource and Mineral Reserve growth potential for the Fosterville operation;

•

Continued drilling into the Harrier system over 2016 has identified high-grade mineralization containing significant amounts of visible gold at depth, primarily associated with the Harrier Base structure. The Harrier Base structure exhibits reverse thrust movement of approximately 60m. Visible gold is hosted within a laminated quartz-carbonate vein assemblage, which may contain minor amounts of stibnite. In the strongest mineralized zones a broad halo of sulfide mineralization surrounds quartz structures bearing visible gold. The high-grade visible gold mineralization was first recognized at approximately the 4480mRL, a comparable elevation to where visible gold occurrences in the Lower Phoenix became more prominent. The Harrier Base mineralization is open to the south;

•

There is an observed change in the nature of some of the Fosterville mineralization at depth with a number of high-grade, quartz-carbonate +/- stibnite vein hosted, visible gold drill intercepts recorded for the Eagle, Lower Phoenix, Lower Phoenix Footwall, East Dipping and Harrier Zones. Disseminated sulfide mineralization continues to persist at all depths and is uniform in character. It is currently inferred that the quartz-carbonate +/-stibnite-visible gold assemblages have been emplaced at a later date to the disseminated sulfide providing an upgrade to the mineralization;

•

Progressive geological interpretation has led to continued development of robust geological and resource models underpinning the Mineral Resource and Mineral Reserve estimates. The relationship between mineralization and the controlling structural/stratigraphic architecture means that quality geological interpretation is critical to producing quality resource/reserve estimates; and

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

•

The modifying factors used to convert the Mineral Resources to Mineral Reserves have been refined with the operating experience gained since underground production commenced in September 2006. In particular, the robustness of the mining recovery and dilution estimates has improved with experience relative to the pre-mining assessments.

The following recommendations are made:

•

Further mine lease growth exploration activities should be pursued. Given the strong understanding of geological controls on mineralization, this could have the potential to yield additional resources and reserves. Particular areas that are recommended to focus upon are the up and down-plunge extensions of the Lower Phoenix structure (northwards up-plunge from 8200mN and southwards down-plunge from 6200mN). Exploration of the Lower Phoenix southwards of 6200mN is technically challenging from surface due to target depths and as such Kirkland Lake Gold has commenced the development of dedicated underground drill platform to facilitate further exploration of the Lower Phoenix system down-plunge. The current 2017 exploration budget includes development extensions of the Harrier Exploration Drive Decline, P4190 Drill Drive and Central Decline Drill Drive to establish drilling platforms to target Lower Phoenix extensions at a cost of AUD$12.44M. Diamond drilling from these platforms is estimated to cost AUD$4.08M to explore these gold targets;

•

A Harrier Drill Drive Incline development is also planned to commence from the Phoenix Decline in 2017 at a cost of AUD$2.88M. This development is projected to join with the Harrier Drill Drive Decline in 2018 providing a link between the Harrier and Phoenix mining areas. The long term benefits of this development link are significant, not only as providing a hangingwall drill platform to explore the Lower Phoenix extensions over a 1.5km strike extent, but also in unconstraining production as it will provide an alternative ore haulage route;

•

Exploration of the Lower Phoenix, up-plunge, northwards of 8200mN should be progressively pursued from surface drill positions to provide satisfactory drill intercept angles. A total of four drill sections are planned from surface to explore the Lower Phoenix and Lower Phoenix Footwall targets at a cost of AUD$3.19M;

•

With an increasing grade profile identified at depth and the establishment of high-grade Mineral Reserves at lower levels in Harrier, it is strongly recommended that the down-plunge extensions of the Harrier system are further explored. The 2017 budget plan has a scheduled development extension of the H4625 Drill Drive at a cost of AUD$797K, which will facilitate a 100m step out section of drilling beyond the current extent of Mineral Resources and Mineral Reserves at a cost of $558K;

•

Given the unexplored potential of the Fosterville Goldfield, it is recommended that growth drill programs are implemented in pursuit of defining potential Mineral Resources independent from current mining centers. Growth drill programs planned to be undertaken within the mining lease during 2017 include the Harrier Up-Dip program, which will explore for gold mineralization between the existing Harrier Mineral Resource and the Daley’s Hill Pit and the Robbin’s Hill Program, which will continue to build an understanding of the underground Mineral Reserve potential beneath the Robbin’s Hill pits. A total cost of AUD$3.50M is budgeted in 2017 to execute these programs;

•

To advance the pipeline of regional growth targets on surrounding exploration licenses, Fosterville is planning to drill an adjacent line of mineralization at Sugarloaf located approximately 1km to the west of the Fosterville Line with a scoping drill hole from an underground platform at a cost of AUD$234K. A regional soil sampling program at a cost of AUD$32K is also planned. In addition, given the recent technological advancements and successful application of seismic exploration in the mining industry, Fosterville has budgeted for preliminary seismic works to assess the suitability of this method to optimize drill targeting. The project is proposed to be undertaken during 2017 at a cost of AUD$400K, and if successful, could lead to further application on a more regional scale;

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

•

The infill/resource definition programs should be continued with an aim to maintain a minimum two years of reserves drilled out to 25m centers (or closer where necessary). Both the south plunging, westerly dipping Phoenix and Lower Phoenix Mineralized Zones and the easterly dipping Eagle and East Dipping Mineralized Zones require definition drilling, which is to be conducted from both hangingwall (western side) and footwall (eastern side) drill platforms. Infill/definition drilling should also target the down-plunge extensions of the Harrier Mineralized Zones with the aim of increasing Mineral Resource confidence. A total of AUD$13.4M is budgeted to undertake infill/definition drilling in 2017. As the decline and mining front continues to move south and to depth, further hangingwall drives will be required. This work and the associated drilling have not been cost estimated in detail; and

•

The observed increased frequency of visible gold intercepts at depth requires continued research to better understand the potential implications on future geological, mining and metallurgical processes. Kirkland Lake Gold continued to seek external advice over 2016 in relation to sampling, assaying and resource estimation of visible gold mineralization. Based on recommendations from external reviews, project plans have been developed and implemented.

With this additional drilling data and further ongoing operational experience, it is recommended that mining recovery and dilution factors are reviewed and refined on an ongoing basis.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

2    INTRODUCTION

2.1	TERMS OF REFERENCE

This technical report on Fosterville Gold Mine is to support public disclosure of Mineral Resource and Mineral Reserve estimates effective at Fosterville as at December 31, 2016. This report has been prepared in accordance with disclosure and reporting requirements set forth in the National Instrument 43-101 (NI 43-

101) ‘Standards of Disclosure for Mineral Projects’ and Form 43-101F1, dated May 2011.

This report has been prepared for Kirkland Lake Gold, the beneficial owner of Fosterville. Kirkland Lake Gold (KL) is listed on the Toronto Stock Exchange. Kirkland Lake Gold is a Canadian-listed gold mining and exploration company with operating mines in Canada and Australia.

The report provides an update of the Mineral Resource and Mineral Reserve (MRMR) position as of December 31, 2016. The MRMR estimate for Fosterville is a summation of a number of individual estimates for various mineralized zones or various geographically constrained areas. All of these estimates are contained within the Mining Lease MIN5404 (Fosterville Mine Lease). Details of the locations and geographical constraints of the various mineralized zones as of December 2016 are given in Section 14.

The report includes an overview of Fosterville Gold Mine, which has been compiled from Company technical reports, published geological papers and internal Mineral Resource and Mineral Reserve documents completed by members of the FGM mine geological and engineering teams. The overview includes a description of the geology, project history, exploration activities and results, methodology, quality assurance, interpretations, metallurgy, land issues and environmental information. It also provides recommendations on additional exploration drilling which has the potential to upgrade resource classifications and to augment the resource base.

Mr Troy Fuller of Fosterville is a Qualified Person as defined by NI 43-101 and accepts overall responsibility for the preparation of sections 1-14, 17, 18.1, 19 – 27 and 28.2 of this report.

Mr Ion Hann of Fosterville is a Qualified Person as defined by NI 43-101 and accepts overall responsibility for the preparation of sections 15-16, 18.2 and 28.1 of this report.

2.2	FIELD INVOLVEMENT OF QUALIFIED PERSONS

Ion Hann is the Mining Manager for FGM. He has over 25 years of experience in the mining industry. In this time, 10 years of relevant experience in gold mining operations has been gained at Fosterville.

Troy Fuller is the Geology Manager for FGM. He has over 20 years mining experience and has 18 years of gold operations experience in the Northern Territory, Western Australia and Victoria. Troy Fuller has managed all aspects of the geological operations for Fosterville since May 2010.

All of the Qualified Persons are based at Fosterville and through routine personal inspection have a comprehensive understanding of the property conditions, geology and mineralization, work completed and works planned /recommended.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

2.3	DEFINITIONS

TABLE 2-1 DEFINITION OF TERMS

Term	Description
AAS	Atomic Absorption Spectroscopy
AC	Air core
acQuire	acQuire - Geoscientific Information Management System
Ag	Silver
AHD	Australian Height Datum (mean sea level)
AIG	Australian Institute of Geoscientists
Aminya	Aminya Laboratory Services
Ammtec	ALS Ammtec Ltd.
ALS	Australian Laboratory Services
AMDEL	Amdel Analytical Laboratories
As	Arsenic
Au	Gold
AUD	Australian Dollar
AuRico	AuRico Gold Corporation
AusIMM	Australian Institute of Mining and Metallurgy
Bendigo Gold Associates	Bendigo Gold Associates Ltd., owner of the FGM prior to Brunswick
BETS-SHTS	Bendigo to Shepparton power line
BHP	Broken Hill Proprietary, now BHP Billiton
Biomin	Biomin South Africa Pty Limited
BIOX®	Proprietary bacterial oxidation technology licensed from Goldfields Ltd.
Brunswick	Brunswick Mining N.L., owner of the FGM prior to Perseverance
C$	Canadian Dollar (CAD)
Ca	Calcium
CCD	Counter Current Decantation
Cd	Cadmium
Ce	Cerium
CIL	Carbon in Leach
CIL Residue	Carbon in Leach Residue. The term is equivalent to CIL Tailings.
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
cm	Centimeter
COG	Cut-off Grade
CP	Chartered Professional
Crocodile Gold	Crocodile Gold Corporation
Cu	Copper
DTM	Digital Terrain Model
E	Easting
EL	Exploration License
EMS	Electronic Multi-shot Survey
EPA	Environment Protection Authority
ETW	Estimated True Width
Fe	Iron
FGM	Fosterville Gold Mine
FVTS	Fosterville Terminal Station
FW	Footwall
FY	Future Year
g/cm3	Gram per cubic centimeter (unit of density)
GAL	Gekko Assay Laboratory
GDA94	Geocentric Datum of Australia, 1994
GC	Grade Control
GSV	Geoscience Victoria
g/t	Grams per (metric) tonne
HCl	Hydrogen Chloride
HDPE	High Density Polyethylene

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December 2016	Fosterville Gold Mine

Term	Description
HF	Hydrogen Fluoride
HG	High-grade
Historic Resource

A qualified person has not done sufficient work to classify historical estimates as current Mineral Resources or Mineral Reserves described within the report. Kirkland Lake Gold is not treating any historical estimates as current Mineral Resources or Mineral Reserves.

HNO3	Nitric Acid
HQ	63.5 mm diameter diamond drill core
HRM	Harrier Resource Model
HW	Hangingwall
ICP-AES	Inductively Coupled Plasma – Atomic Emission Spectrometry
IP	Induced Polarization – geophysical imaging technique
ISO	International Organization for Standardization
K	Potassium
km	Kilometer
km2	Square kilometer (area)
koz	Kiloounce
kt	Kilotonne
K/Th	Potassium/Thorium ratio - relating to a 2008 airborne radiometric survey
kV	Kilovolt
kVA	Kilovolt-ampere
kW	Kilowatt
LG	Low-grade
LOM	Life of Mine
LQ	Laminated Quartz
M	Mega (SI prefix; Factor 106)
m	Meter
µ	Micro (SI prefix; factor 10-6)
Ma	Million years
MCC	Motor Control Centre
Mg	Magnesium
MGA	Map Grid of Australia
MIN	Mining Lease
ML	Megalitre
mm	Millimeter
Mn	Manganese
Mo	Molybdenum
MRMR	Mineral Resources and Mineral Reserves
Mt	Mega-tonne (metric)
Mtpa	Mega-tonne (metric) per annum
MVA	Megavolt-ampere
N	Northing
NATA	National Association of Testing Authorities
Nb	Niobium
NCC	Non-carbonate carbon
New Holland	New Holland Mining Ltd., now Nu Energy Capital Limited
Newmarket	Newmarket Gold Inc.
NI43-101	National Instrument 43-101
NNE	North North-East
NNW	North North-West
NRM	Northern Resource Model
Northgate	Northgate Minerals Corporation
NQ	47.6 mm diameter diamond drill core
NQ2	50.6 mm diameter diamond drill core
NW	Northwest
ODW	O’Dwyer's
ONAF	Oil Natural Air Forced – Transformer cooling without pumps and fans for air
ONAN	Oil Natural Air Natural - Transformer cooling without pumps and fans
O/O	Oblique /Oblique (structural setting)

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December 2016	Fosterville Gold Mine

Term	Description
O/P	Oblique /Parallel (structural setting)
OSLS	On Site Laboratory Services
oz	Troy Ounce (31.1034768 grams)
P	Phosphorous
PAF	Potentially Acid Forming
Pb	Lead
P/O	Parallel /Oblique (structural setting)
P/P	Parallel /Parallel (structural setting)
ppb	Parts per billion
PRM	Phoenix Resource Model
PQ	85.0 mm diameter diamond drill core
PSV	Perseverance Corporation Ltd., a wholly owned subsidiary of Newmarket Gold
QAQC	Quality Assurance – Quality Control
QG	Quantitative Group (Geostatistical Consultants)
QP	Qualified Person
R2	R squared – coefficient of determination
RAB	Rotary Air Blast
RC	Reverse Circulation
RH	Robbin’s Hill
Riffle splitter	A device comprising tiers of ‘riffles’ for equi-probable splitting of dry particulate matter (e.g. drill chips), each tier yields a 50:50 split.
RL	Reduced Level (elevation)
ROM	Run of Mine
RQD	Rock Quality Designation
S	Sulfur
SAG	Semi-Autogenous Grinding
Sb	Antimony – present at Fosterville in the mineral stibnite
SD	(Statistical) Standard Deviation
SMU	Selective Mining Unit
SP Ausnet	SP Ausnet – Electricity Distributor
Spear sampling	Using a tube (‘spear’) to collect a sample for assay from a sample bag of RC or RAB drill chips (this method is not equi-probable as it is susceptible to density segregation in the sample bag)
SQL	Structured Query Language
t	(Metric) tonne (2204.6 lb or 1.1023 short tonnes)
Tailings	Ground rock and process effluents generated during processing of ore
TGC	Total Graphitic Carbon
t/m3	Tonne per cubic meter (unit of density)
TOEC	Total Organic and Elemental Carbon
tpa	Tonnes Per Annum
TSF	Tailings Storage Facility
UG	Underground
WPV	Work Plan Variation

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

3    RELIANCE ON OTHER EXPERTS

The Qualified Persons have prepared this report from a range of sources including their personal work, contributions, from other FGM personnel and reports from a range of external consultants. Where input has been received from these sources, the Qualified Persons have reviewed and verified the contained assumptions and conclusions. The Qualified Persons do not disclaim responsibility for this information.

Other experts which have assisted with the preparation of this report include;

Ashley Jackson (Senior Resource Geologist - Fosterville Gold Mine) BSc (Geology) MSc (Mineral Economics), MAusIMM has made contributions to Sections 10 - 12, 14.1 and 14.2 of this report.

Braden Verity (Project Exploration Geologist – Fosterville Gold Mine) BEnvSc, GAIG has made contributions to sections 4-12 and 14.3 to 14.5 of this report.

Steve Gannon (Processing Manager – Fosterville Gold Mine) BEng has made contributions to Sections 13 and 17 and 18.1 of this report.

Jon Hurst (Mine Technical Superintendent – Fosterville Gold Mine) has made contributions to Section 15, 16 and 18.2 of this report.

Felicia Binks (Environmental Superintendent – Fosterville Gold Mine) BAppSc, GradDipEnvMan, MAusIMM has made contributions to Section 20 of this report.

Ian Holland (General Manager – Fosterville Gold Mine), BSc (Geology), MMinGeoSc, MAusIMM has made contributions to Sections 16, 21 and 22 of this report.

Craig Reid (Commercial Manager - Fosterville Gold Mine), BBus, CPA has made contributions to Sections 19 and 21 of this report.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

4    PROPERTY, DESCRIPTION AND LOCATION

The FGM is located about 20km northeast of Bendigo and 130km north of Melbourne in the State of Victoria, Australia (Figure 4-1).

The FGM and all associated infrastructure including the tailings dam and waste dumps are located on Mining Lease 5404 (MIN5404)

Figure 4-2), which is 100% owned by Kirkland Lake Gold Ltd. MIN5404 was initially granted as ML1868 on August 24, 1990. The license later merged with adjoining lease MIN4877, resulting in MIN5404.

In December 2012 another Mining Lease (MIN5565) was granted to FGM, and this license was also merged into MIN5404. The present MIN5404 has a total area of 1,715.7Ha, and is active until August 24, 2020.

MIN5404 is located at centroid coordinates 276,599.72mE and 5,935,134.9mN using Map Grid of Australia Zone 55 (GDA94) coordinate projection.

Note that all Eastings, Northings, elevations (RL) and azimuths in the text reference to the local FGM grid. The FGM grid is a plane affine grid and can be referenced to MGA using the two reference points contained in Table 4-1 and -5000mRL (AHD). Fosterville Mine grid north is 13°20’ west from true north and 21° west from magnetic north.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

TABLE 4-1 GRID CONVERSION REFERENCE POINTS

Point 1: MIN5404 Mine Lease peg SE of Daley's Hill
Coordinate System	N	E
GDA94 Zone 55	5930837.663	278011.932
Fosterville Mine Grid	4786.030	2177.630
Point 2: MIN5404 Mine Lease peg at NE corner
Coordinate System	N	E
GDA94 Zone 55	5939047.136	278407.302
Fosterville Mine Grid	12713.150	4343.140

The boundaries of land covered by the Mining License are accurately surveyed and marked on the ground with posts, trenches and information plates in accordance with the Mineral Resources Development Regulations 2002.

Kirkland Lake Gold also holds titles through FGM of two surrounding Exploration Licenses totaling 504.9km 2. These exploration licenses encompass the entire known strike extent of the Fosterville Goldfield. In the State of Victoria, exploration licenses are renewable annually subject to adequate exploration expenditure and statutory license size reductions. However, EL3539 is recognized by the State of Victoria as a strategic license and is able to be renewed on an annual basis without size reductions until February 26, 2017 (Figure 4-2). To retain the two EL tenements, Kirkland Lake Gold is required to conduct exploration programs and commit to minimum annual expenditures that are prescribed by Earth Resources Regulation Victoria. Presently, the annual expenditures are set at AUD$36;188,700 for EL3539 and AUD$36;34,000 for EL4937. Renewal applications have been submitted for EL3539 and EL4937 to the Department of Economic Development, Jobs, Transport and Resources.

An application to extend MIN5404 to the southwest of the current mine lease boundary (Figure 4-2) was underway at the effective date. This application is referred to as MIN(A)6267 or Min Application in this document.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Legend
Road
Tenement Status Dec. 2016
Fosterville Gold Mine ELs
Region
Tenement Status 15 May 1992
Royalty Area
Region
PSV & New Holland JV
EL3271
EL3211
EL3276
Fosterville Gold Mine
MIN5404
MIN Application
260,000 mE
270,000 mE
280,000 mE
290,000 mE
5,960,000 mN
5,950,000 mN
5,940,000 mN
5,930,000 mN
5,920,000 mN
5,910,000 mN
Elmore
EL3539
EL4937
Bendigo
Axedale
Heathcote
North
0
10,000
metres
MGA 94 Zone 55
NEWMARKET GOLD 2016 TENEMENTS
AND NEW HOLLAND ROYALTY AREA
TENEMENT STATUS 15 MAY 1992
Newmarket Gold

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Within MIN5404, there is a 2.5% gold royalty payable to New Holland Mining Ltd, now Nu Energy Capital Limited for the area outlined by an historical mining lease MIN4877 in the northeastern portion of MIN5404. Furthermore, the royalty agreement extends north and south of MIN5404 where previously existing tenements EL3211, EL3271 and EL3276 (New Holland Mining) overlap with EL3539 (FGM). See Figure 4-2.

When Crocodile Gold acquired the Fosterville and Stawell Gold Mines from AuRico in 2012, a net free cash flow sharing arrangement was established where Crocodile Gold was entitled to cumulative net free cash flow from those mines of up to C$60M. AuRico was then entitled to 100% of the next C$30M in net free cash flow, after which Crocodile Gold and AuRico would share the next C$30M of net free cash flow on a 50/50 basis until C$120M of cumulative net free cash flow was achieved, following which AuRico would be entitled to 20% on an ongoing basis.

On December 22, 2014 it was announced that Crocodile Gold had reached a mutually beneficial agreement with AuRico that terminated their net free cash flow sharing arrangement in exchange for a one-time payment of C$20M in cash and a net smelter return royalty of 2% from Fosterville Gold Mine (effective upon final approval from the Foreign Investment Review Board of Australia) and a 1% royalty from the Stawell Gold Mines (commencing January 1, 2016), releasing Crocodile Gold from its obligation to pay AuRico any further net free cash flow generated from its Victorian operations. This agreement is interpreted to mean that Kirkland Lake Gold is obligated to pay AuRico a net smelter royalty of 2% from Fosterville Gold Mine. However, Alamos Gold Inc. (Alamos) merged with AuRico in July 2015, which has resulted in Kirkland Lake Gold now being obliged to pay the new company, AuRico Metals, the net smelter royalty of 2% from Fosterville Gold Mine.

There are no state government royalties on gold production in the State of Victoria.

A rehabilitation bond is reviewed regularly with the Department of Economic Development, Jobs, Transport and Resources Victoria. In December 2015 the rehabilitation bond was reviewed and increased to AUD$7.84M. Rehabilitation is undertaken progressively at FGM as per the mining license conditions and the bond may be reduced on establishment that the land has been rehabilitated in accordance with the MRSD Act. That is, the land is safe and stable, non-polluting and the revegetation cover is self-sustaining. FGM is located near areas of moderate environmental significance (Mt Sugarloaf Nature Conservation Reserve), established productive farmland and is adjacent to the locally significant Campaspe River.

FGM is operating under a Work Plan approved in April 2004 under Schedule 14 of the Mineral Resources (Sustainable Development)(Minerals Industries) Regulations 2013. The approval, concerning MIN5404 (formerly ML1868), MIN4456 and MIN4887, was given by the Minister of Environment and Water at that time to Perseverance Exploration Pty Ltd. Work Plan Variations are submitted when significant changes from the current Work Plan are proposed.

MIN5404 & MIN4456 were granted prior to enactment of the Commonwealth Native Title Act of 1993 and as such are not subject to any Native Title compensation claim now for following renewal.

EL3539 is also not subject to any Native Title compensation claim. EL4937 is subject to a regional an Indigenous Land Use Agreement.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

5    ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Fosterville area is flat to very gently undulating with a range of low, rolling hills located 2km to the west and the Campaspe River situated about 2km to the east. On MIN5404, natural surface elevations range from 150m to 185m above sea level (5150mRL to 5185mRL mine grid). Vegetation in the area ranges from native forest to established grazing pasture.

The FGM has ready access via two separate sealed roads and a variety of all-weather un-sealed roads linking to regional highways. The regional center of Bendigo is approximately 20km to the south west has a population of around 147,000 (ABS, 2017), which provides a source of skilled labor.

The climate based on 30-year temperature and humidity data (1961–1990) show FGM is located in an area that is described as having a warm to mild summers, and cold winters (BOM, 2017). Köppen classification for the same 30-year period, based on predominant native vegetation type places FGM within a temperate climate with no dry season (BOM, 2017). Median annual rainfall data over a 100-year period (1900–1999) show the major seasonal rainfall is winter dominated (wet winter and low summer rainfall; BOM, 2017). The operation is not significantly affected by climate, which allows the operation to continue all year.

Power is supplied to the site via a terminal station that was constructed by PSV in 2005. This station is connected to the 220kV transmission line that runs from Bendigo to Shepparton and traverses the southern end of MIN5404 approximately 2km south of the processing plant. There is a connection agreement in place with SP Ausnet who manages the transmission and distribution network.

A pipeline was commissioned in April 2005 that has the capacity to supply approximately 2,000ML annually, which comfortably exceeds the current plant usage of approximately 1,000ML per annum. The current arrangement for the provision of water to site is secured through a ten-year contract between FGM and Coliban Water (catchment management authority). This allows for the supply of treated waste water from the Bendigo sewerage treatment facility. This agreement follows on from a previous ten-year agreement that expired in 2016. One further ten-year contract renewal is available on expiry upon written request.

All other site infrastructure is in place and approved in the Work Plan established in April 2004.

Details of tailings storage areas are covered in sections 18.1.4 and 20.2.

The location and of the processing plant site is illustrated in Figure 18-1 and Figure 18-2. The layout of the comminution circuit allows for installation of a pebble crushing circuit, should it be required and a secondary ball mill to increase grinding circuit capacity. Space was left in the area layouts for additional tank farms and equipment to accommodate a nominal increase in plant capacity. Space exists to the east of the plant site to duplicate existing facilities to double plant throughput, if required.

Mining waste material that cannot be placed underground is brought to the surface and held within the confines of the Ellesmere Pit (Figure 18-1; Section 18.2.4) . Details on the storage of historically mined waste overburden is covered in Section 20.2 and tabulated in Table 20-1.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

6    HISTORY

Gold was first discovered in the Fosterville area in 1894 with mining activity continuing until 1903 for a total of 28koz of production. Mining in this era was confined to near-surface oxide material.

Aside from a minor tailings retreatment in the 1930’s, the field lay dormant until 1988 when Bendigo Gold Associates recommenced gold production at Fosterville from the reprocessing of tailings. By 1989 this program had come to an end and exploration for oxide resources commenced. The leases were then acquired by Brunswick who continued exploration and in 1991 started heap leaching ore derived from shallow oxide open pits. After six months of production, Brunswick went into receivership as a result of the failure of another operation. Perseverance (PSV) bought the operation from the receivers and continued the oxide heap leach operations. PSV continued to produce between 25koz to 35koz per annum until the cessation of the oxide mining in 2001. Between 1988 and 2001, a total of 240koz of gold were poured (Roberts et al., 2003).

In 2001, PSV underwent a significant recapitalization and the focus of the company changed to developing the sulfide resource. A feasibility study investigating a combined open pit and underground mining operation feeding 0.8Mtpa of sulfide ore to a BIOX® processing plant was completed in 2003. Work on the plant and open pit mining commenced in early 2004. Commercial sulfide hosted gold production commenced in April 2005 and up to the end of December 2006 had produced 136,882oz of gold. Underground development commenced in March 2006 with first production recorded in September 2006 and significant open pit production ceasing at the end of 2007, but with minor production from open pits in 2011 and 2012. The 500,000th ounce milestone of ‘sulfide’ gold production was achieved in April 2011 and by the end of December 2016 'sulfide' gold production totaled 1,152,373oz.

A breakdown of open cut and underground mined tonnes and grade over the previous ten-year period is given in Table 6-1.

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December 2016	Fosterville Gold Mine

TABLE 6-1 MINED PRODUCTION DATA FOR FOSTERVILLE FOR THE PERIOD 2007-2016

Mining Area		2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Open Cut	Tonnes (kt)	423	-	-	-	45	75	-	-	-	-
	Grade (g/t Au)	2.3	-	-	-	2.8	2.6	-	-	-	-
Under- ground	Tonnes (kt)	376	512	780	729	734	729	827	786	704	692
	Grade (g/t Au)	4.2	4.5	4.8	5.0	5.0	4.5	4.6	4.6	6.1	7.9
Total	Tonnes (kt)	799	512	780	729	779	804	827	786	704	692
	Grade (g/t Au)	3.2	4.5	4.8	5.0	4.9	4.3	4.6	4.6	6.1	7.9

On October 29, 2007, Perseverance announced that it had entered into an agreement with Northgate Minerals Corporation (Northgate) to acquire the company via a Scheme of Arrangement. This agreement was ratified by Perseverance’s shareholders and option holders on January 18, 2008 with full control passing to Northgate in February 2008.

In August 2011 Northgate entered into a merger agreement with AuRico, who assumed control of the Northgate assets in October 2011. In March 2012 AuRico and Crocodile Gold jointly announced that Crocodile Gold would acquire FGM and Stawell Mines. Crocodile Gold’s ownership of FGM was achieved on May 4, 2012. In May 2015 Crocodile Gold and Newmarket Gold entered into a definitive arrangement agreement and completed a merger on July 10, 2015 to form Newmarket Gold. At the end of November 2016, Kirkland Lake Gold Inc. merged with Newmarket Gold Inc. to form a new mid-tier gold company Kirkland Lake Gold Ltd.

A detailed summary of exploration and development works on the property from previous operators can be found in Section 9 and Section 10 of this report. Two historical mineral resource estimates contained within

EL3539, Hallanan’s and Goornong South Prospects, were reported by Perseverance in their 1999 Annual

Report as shown in Table 6-2 and Table 6-3.

Kirkland Lake Gold is not treating these Historical Resources as current Mineral Resources as a QP has not done sufficient work to classify the Historic Resources, or comment on the reliability of the estimates.

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December 2016	Fosterville Gold Mine

TABLE 6-2 HISTORIC RESOURCE OF THE GOORNONG SOUTH PROSPECT PERSERVERANCE (1999)

Historical Mineral Resource (PSV 1999) - Goornong South Prospect
Classification	Measured			Indicated			Inferred
	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (Oz)	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (Oz)	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (Oz)
Oxide	216	1.3	9,300	535	1.3	23,100	32	1.6	1,700
Sulphide (High-Grade)	7	1.7	400	46	1.6	2,400	373	1.5	18,200
Sulphide (Low-Grade)	3	0.7	100	11	0.7	300	140	0.8	3,700
Total Sulphide	10	1.4	500	57	1.4	2,700	513	1.3	21,800

Total Oxide & Sulphide	226	1.3	9,800	592	1.4	25,800	545	1.3	23,500

Notes:

1.	Historical Resource as reported in Perseverance Annual Report 1999.
2.

Kirkland Lake Gold is not treating the historical estimate as a current Mineral Resource as a QP has not done sufficient work to classify the historical estimate or comment the reliability of the estimate.

3.	Reporting lower cut-off gold grades used are ≥0.5 g/t Au for oxide, 0.5-1.0 g/t Au for sulfide low-grade and >1.0 g/t Au for sulfide high-grade.
4.	Bulk Density values set to 1.8t/m³ for clay, 2.4t/m³ for oxide and 2.8t/m³ for sulfide materials.
5.	Resource block grades estimated by Ordinary Kriging of 50m spaced drill sections.
6.	Mineral Resources have been rounded to 1,000t, 0.1 g/t Au and 100oz. Minor discrepancies in summation may occur due to rounding.
7.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

TABLE 6-3 HISTORIC RESOURCE OF THE HALLANAN’S PROSPECT PERSERVERANCE (1999)

Historical Mineral Resource (PSV 1999) - Hallanan's Prospect
Classification	Measured			Indicated			Inferred
	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (Oz)	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (Oz)	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (Oz)
Oxide	281	1.4	12,900	169	1.4	7,600	41	1.2	1,600
Sulphide (High-Grade)	89	1.5	4,400	240	1.5	11,500	521	1.7	28,600
Sulphide (Low-Grade)	35	0.8	900	66	0.8	1,600	124	0.8	3,000
Total Sulphide	124	1.3	5,200	306	1.3	13,100	645	1.5	31,700
			-			-			-
Total Oxide & Sulphide	405	1.4	18,100	475	1.4	20,700	686	1.5	33,300

Notes:

1.	Historic Resource as reported in Perseverance Annual Report 1999.
2.

Kirkland Lake Gold is not treating the historical estimate as a current Mineral Resource as a QP has not done sufficient work to classify the historical estimate or comment the reliability of the estimate.

3.	Reporting Lower cut-off gold grades used are ≥0.5 g/t Au for oxide, 0.5-1.0 g/t Au for sulfide low-grade and >1.0 g/t Au for sulfide high-grade.
4.	Bulk Density values of 1.8t/m³ for clay, 2.4t/m³ for oxide and 2.8t/m³ for sulfide materials.
5.	Resource block grades estimated by Ordinary Kriging of 25m & 50m spaced drill sections.
6.	Mineral Resources have been rounded to 1,000t, 0.1 g/t Au and 100oz. Minor discrepancies in summation may occur due to rounding.
7.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

7    GEOLOGICAL SETTING AND MINERALIZATION

7.1	REGIONAL GEOLOGY

The western sub-province of the Paleozoic Lachlan Orogen in Victoria has been divided into three major fault-bounded structural zones: the Stawell, Bendigo, and Melbourne Zones (Figure 7-1a; Caley et al., 2011). These structural zones are dominated by chevron-folded Cambro-Ordovician to Devonian turbidite sequences, and were progressively intruded by Early Silurian granite plutons in the west, through to Late Devonian granite plutons in the East (Bierlein & McKnight, 2005; Phillips et al., 2012).

The Fosterville Goldfield is located within the Bendigo Zone, which is bounded by the Avoca Fault to the west and the Heathcote Fault Zone to the east (Figure 7-1b), both of which are steep west-dipping reverse faults. The Bendigo Zone contains thick Ordovician age turbidite sequences that were subjected to low-grade metamorphism during the Late Ordovician Benambran Orogeny (~455-440 Ma) and the Late Devonian Tabberabberan Orogeny (~380 Ma). East-vergent folding and thrusting indicates a predominantly east-west compression that resulted in the formation of north-south upright folds. Continued deformation caused steepening of fold limbs and progressive development of a series of west-dipping reverse faults. These faults are interpreted to have listric geometries at depth and were likely conduits that provided a regional control on mineralizing processes, in conjunction with intra-zonal west dipping faults, such as the Redesdale Fault, mapped to the south of Fosterville (Cayley et al., 2008). In addition, smaller reverse faults propagated across fold limbs, linking bedded faults and are well mineralized in the style characteristic to the classic Central Victorian Slate Belt Gold Deposits of Bendigo and Castlemaine (Roberts et al., 2003).

Gold mineralization is associated with to two main events across the western Lachlan Orogen at ~445Ma and ~380-370Ma, with a possibly another minor event at ~410-400Ma (Phillips et al., 2012). The ~445Ma event is thought to have involved crustal thickening and the circulation of metamorphic fluids through the crust (Vandenberg et al., 2000) and formed gold deposits at Bendigo, Castlemaine, Maldon and Daylesford. The ~380-370Ma event is restricted largely to the Melbourne and eastern Bendigo Zones and is responsible for the emplacement of gold at the Fosterville Goldfield (Bierlein and Maher, 2001). The minor period of mineralization at ~410-400 Ma is restricted to the Stawell and western Bendigo Zones and is associated with crustal anatexis and Early Devonian plutonism (Phillips et al., 2012). The two major gold mineralizing events have been linked to the Benambran and Tabberabberan Orogenies (VandenBerg et al., 2000). All three gold mineralizing events are characterized by carbonate and sericite alteration, but only the latter two events (~410-400Ma & ~380-370Ma) have elevated Mo, Cu, Sb and W. During the third mineralizing event a range of mineralization styles resulted and include quartz-carbonate vein hosted free gold through to sulfide hosted refractory gold in association with arsenopyrite, pyrite and stibnite (Roberts et al., 2003).

Deep weathering and erosion in the late Tertiary resulted in the development of a regional laterite profile with weathering locally to 50m depths.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

(a) Distribution of major geologic units and major faults of the Bendigo and Stawell Zones and location of seismic lines.
(b) Geological interpretation from seismic surveys. Adapted from Leader & Wilson, 2010.

7.2	LOCAL AND PROPERTY GEOLOGY

The Fosterville Goldfield is hosted by Lower Ordovician Lancefieldian (486~488 Ma) turbidites within the Ordovician Castlemaine Group rocks (Figure 7-2 and Figure 7-3). The turbiditic sequence comprises interbedded sandstones, siltstones and shales, which are interpreted as having formed in a meandering submarine channel setting. The sequence is dominated by shale topped sands ranging from 0.2m to 1.5m in thickness, with lesser amounts of massive sandstone, shale and black shale (Roberts et al., 2003). Detailed drill core logging has confirmed almost 1km of stratigraphic succession exists at Fosterville and correlation of sedimentary units has been possible over a 10km distance within the Fosterville Mine Lease (Boucher et al, 2008a).

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

The sequence is metamorphosed to sub-greenschist facies. Illite crystallinity studies support this observation with results falling in the range of anchizone to lower epizone (Melling, 2008). Fluid inclusion work indicates that the Fosterville Goldfield formed at ~270°C and at 2.6 -5.7km crustal levels (Mernagh, 2001).

The stratigraphic sequence was folded into a set of upright chevron, occasional open style folds, with fold wavelengths up to 350m and parasitic fold wavelengths up to 50m. During folding, vertical axial planar (in finer sediments) and radial cleavages (sandstones) developed and are best observed in fold hinges. Bedded LQ veins were also formed during early folding and were preferentially formed in shales, at or close to the contact with sandstone units.

The north-south trending Redesdale Fault (Figure 7-2), lying approximately 2km to the east of the FGM, is an important intrazonal fault and occurs in the hangingwall of the Heathcote Fault Zone (Figure 7-1a).

Subordinate faults (third order and higher), such as the Fosterville, O'Dwyer's and Sugarloaf Faults (Figure 7-2) all have associated gold mineralization and are located in the hangingwall of the Redesdale Fault.

Within the Fosterville area the north-north-west trending Fosterville Fault is strike extensive and dips steeply west.

A fold culmination (dome) exists in the Fosterville Mine Lease in the Falcon pit area (Figure 7-3), about which a fold plunge reversal occurs. South of the culmination, folds plunge approximately 20° southwards, and a large west-dipping fold limb, containing parasitic folds and faulting has been well drilled over a 4km length to as far south as Daley's Hill. Extensive drilling focused on south plunging gold mineralization associated with late brittle west dipping reverse faulting that offsets syncline and anticline fold closures (Figure 7-5).

In the northern portion of the Mine Lease, in the Robbin's Hill - O'Dwyer's area, a number of west dipping faults occur and parallel the Fosterville Fault. Late Silurian to early Devonian porphyry dykes (Arne et al., 1998) also occur in this area, are up to 10m in width, intrude the stratigraphic sequence, predominantly along anticlinal axial planes (King, 2005 & Reed, 2007a) and postdate all significant faulting. The porphyry dykes are sericite altered and have associated gold mineralization that was sufficient to support several oxide and minor sulfide (O' Dwyer's South) open pits.

Lamprophyre dykes, typically less than 1m in width, intrude along the general Fosterville Fault trend and are unmineralized. These dykes were emplaced in the Middle Jurassic (157-153 Ma) (Bierlein et al, 2001) and are of similar age to those that occur at Bendigo.

Erosion of the area followed by Cainozoic Murray Basin sediment valley backfill and weathering has resulted in local clay conglomerate alluvial channels and complete oxidation to about 40m below surface. Immediately below the base of complete oxidation is a 10m to 15m thick zone of partial oxidation of sulfide minerals. Feldspar destruction and partial carbonate dissolution extends from the base of oxidation to about 150m depths. Approximately 2km to the east of Fosterville Miocene aged Newer Basalt Group rocks mask the Ordovician rocks and Murray Basin sediments.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

260,000 mE
270,000 mE
280,000 mE
5,950,000 mN
5,940,000 mN
5,930,000 mN
5,920,000 mN
5,910,000 mN
REDESDALE FAULT
WHITELAW FAULT
Drummartin Fault
Sugarloaf Fault
Fosterville Fault
O'Dwyer's Fault
Goornong South
Open Pits
MIN5404
Hallanans
EL4937
EL3539
BENDIGO
MIDLAND HIGHWAY
MCIVOR HIGHWAY
GSV 2010 Seamless Geology 1m
Map Projection: GDA94 (MGA Zone 55)
KEY
LITHOLOGY
Cainozoic
Newer Volcanic Group
PERMIAN
Baccus Marsh Formation
DEVONIAN
Granite rocks
ORDOVICIAN
Darwillian
Castlemainian
Lancefieldian
STRUCTURE (Interpreted)
Major Fault
Fault
Minor Fault
GOLD OCCURRENCE
Occurrence
Disseminated Sulfide Mineralisation
FOSTERVILLE GOLD MINE PTY LTD TENEMENTS
Mining Licence
Exploration Licence
Mining Licence Application
BENDIGO
MAP AREA
N
0
10
kilometres
December 2016

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

2,500 mE
5,000 mE
12,500 mN
10,000 mN
7,500 mN
5,000 mN
MIN5404
MIN4456
SHARKEY'S
READ'S
ROBBIN'S HILL
WOOLSHED
FARLEY'S
RENE'S
O'DWYER'S NORTH
O'DWYER'S EAST
O'DWYER'S CENTRAL
O'DWYER'S SOUTH
HUNT'S
FOSTERVILLE
VANESSA NORTH
FALCON
FOLD CULMINATION
ELLESMERE
PROCESSING PLANT
HARRIER
HARRINGTONS HILL SOUTH
JOHN'S
DALEY'S HILL
N
S
Axedale Goornong Road
Campaspe River
GSV Seamless Geology 50k
Map Projection: Fosterville Mine Grid
KEY
LITHOLOGY
Cainozoic Sediment Cover
Newer Volcanic Group
LATE SILURIAN - EARLY DEVONIAN
Felsic Porphyry Dyke
ORDOVICIAN
Castlemaine Group - Lancefieldian
CULTURAL GEOLOGY
Pit Outlines
Tailings
Waste Dump
Tailings Storage Facility
STRUCTURE
Major Fault
Thrust Fault
Syncline
Anticline
GOLD OCCURRENCE
Occurrence
FOSTERVILLE FAULT ZONE LONG PROJECTION
FOSTERVILLE MIN5404
MGA 55 GDA94
MGA North
Magnetic North
Mine Grid North
FOSTERVILLE GOLD MINE
SURFACE GEOLOGY
0
1
kilometres

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Schematic Geological Cross Section

The geological knowledge of the Fosterville Fault Zone architecture has progressively grown over the last decade as diamond drilling explored new areas and underground mining reached deeper levels. The present understanding of the faulting is shown on schematic cross sections (Figure 7-4 and Figure 7-5). Pictured is the moderate-steep west dipping Fosterville Fault, which has several en echelon arrays of footwall reverse faults that link across from a western anticline to a syncline in the east.

Most of the lower faults (Hawk through to Kestrel) are thought to exist as bedding parallel LQ veins at depth to the west of their respective footwall anticlines. However, eastwards between footwall and hangingwall anticlines the faults have concordant (parallel)/discordant (oblique) bedding relationships and to the east of hangingwall anticlines, the faults shallow in dip and have discordant contacts with adjacent bedding. When certain stratigraphic units are encountered across the east dipping limb, reactionary east dipping structures form, creating zones of greater structural complexity. Further eastwards the single stranded west dipping faults become an unmineralized zone of distributed faults for 50-100m, before merging into a single fault, approximately 50m west of footwall synclines. East of the footwall syncline the faults' dip steepens, matching the dip of the footwall bedding. Between footwall and hangingwall synclines, faults have discordant/concordant bedding relationships and to the east of the hangingwall syncline the faults exist as bedding parallel LQ veins, commonly with pug on one margin.

Structurally higher level faults such as the Harrier and Osprey Faults appear as footwall faults emanating/ splaying from the footwall of the Fosterville Fault.

The schematic cross section portrays a number of fault segments where gold mineralization occurs and includes examples of areas of fault-bedding discordant relationships, changes in fault dip and localization of mineralization between hangingwall and footwall synclines and to a lesser extent between hangingwall and footwall anticlines. In particular, the Phoenix Fault System is an important structure at Fosterville for gold mineralization. It has 120 to 150m of reverse offset and as underground mining has progressed to deeper levels, faulting has become more complex. Nearer to surface the Phoenix Fault was a relatively narrow west-dipping reverse fault. However, down-plunge the faulting changes to also include mineralized hangingwall splay faulting and west dipping footwall faults emanating from bedding parallel LQ veins.

Other faults at structurally higher positions have comparable fault offset and are well mineralized. These include the Harrier and Osprey Faults (exposed at Harrier Pit) that are footwall splays of the Fosterville Fault. The faults have over 200m of combined reverse movement, and are mined at the southern end of the mine lease.

Where wall rocks are faulted and brecciated, fractures are healed by quartz-carbonate veining and commonly have arsenopyrite and pyrite disseminated in the wall rock up to 50cm from the veins. The wall rock proximal to faults is also sericitized, sometimes with alteration visually subtle, and has similar spatial extents to the gross disseminated sulfide distribution. Bedded faults exist as bedding parallel LQ veins and are thought to have formed during ductile deformation. As such they pre-date mineralizing events and are generally poorly mineralized.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

WEST
EAST
OSPREY
HARRIER
Approx. position of surface level
5,000 mRL
HAWK
KITE
ELLESMERE
PHOENIX
PHOENIX BASE LQ
KESTREL
FOSTERVILLE FAULT
1,500 mE
2,000 mE
4,500 mRL
KEY
Shale
Phoenix Shale
Kestral Shale
Mineralisation
Fault
Minor Fault
Distributed Fault Zone
Splay
Syncline
Anticline
Bedding Form Line
Laminated Quartz
ALLWOOD
BENU
0
100
200
meters
4,000 mRL
Newmarket Gold
December 2015

FIGURE 7-4 FOSTERVILLE FAULT ZONE SCHEMATIC CROSS SECTION

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

West
East
4,400 mRL
4,300 mRL
4,200 mRL
EAGLE
PHOENIX
LOWER PHOENIX FOOTWALL
KESTREL
LOWER PHOENIX
EAST DIPPING
POTENTIAL MINERALIZATION
1,400 mE
1,500 mE
1,600 mE
1,700 mE
1,800 mE
Key
Fault
Distributed Fault Zone
Bedding Parallel Fault
Anticline
Syncline
Laminated Quartz
Bedding Form Line
Kestrel Black Shale
Mineralization
Strong
Medium
Weak
Visible Gold
Fosterville Mine Grid
0
100
metres
View looking North
NewmarketGold
Schematic Geological Cross-Section 6950mN, Fosterville Gold Mine
Oct 2015

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

7.3	MINERALIZATION

Gold is mined in two forms at FGM: Sulfide gold and visible gold.

Sulfide Gold

Mineralization at FGM occurs mainly as gold atoms trapped within the crystal lattice of disseminated arsenopyrite and pyrite (sulfides). These sulfide minerals precipitate in the wall rock as selvage alteration proximal to veins that penetrate the host rock. Associated alteration mineralogy within veins is predominantly euhedral to amorphous quartz-carbonate, with minor amorphous albite-chlorite-epidote.

Arsenopyrite crystals occur as 0.05 -6mm long acicular needles in random orientations. The disseminated pyrite associated with gold mineralization occurs as crystalline pyritohedrons 0.1mm to 2mm in size. Electron microprobe analyses and metallurgical test work indicates that the arsenopyrite contains 100 g/t Au to 1,000 g/t Au and the auriferous pyrite 10 g/t Au to 100 g/t Au (Roberts et al., 2003). Approximately 80% of sulfide-hosted gold occurs in arsenopyrite, with the remaining 20% hosted by pyrite.

The quartz–carbonate veining forms in several styles that range from isolated veins through to stockwork veining. The quartz–carbonate veining is barren of sulfide gold. Broad zones of sulfide selvedge altered zones are located where stockwork veining occurs. This can allow a pervasive body of sulfide mineralization in the wall rock around that stockwork veining to form, with widths up to several meters.

Visible Gold

Visible gold has been observed in all areas of the underground workings at FGM and has been observed in some open cut pits within the MIN5404 lease.

Visible gold is observed within quartz-carbonate veins, with a noticeable increase in recent years as underground mining and diamond drilling has advanced deeper. Visible gold particles are predominantly specks (up to 3mm), however, they can be up to 5mm in size, and are observed in drill core, underground development face/wall mapping, and stope sampling. The width of quartz-carbonate veining that contain visible gold is variable, with widths ranging from a few millimeters to several meters (true thickness). The veins usually have incomplete infill with druse quartz within those voids. Visible gold can be found as specks in narrow linear trends as well as isolated specks without a clear trend (Figure 7-7). Alteration mineralogy associated with veins that host visible gold includes quartz - carbonate (ankerite), with minor occurrences of fibrous boulangerite (Pb5Sb4S11) as inclusions in euhedral quartz or as fibrous growths within void spaces. Selvedge sulfide alteration can be present, proximal to veins hosting visible gold.

The visible gold has a spatial association with stibnite (Sb2S3). However, the stibnite mineralization can occur without visible gold (Henderson, 2014). The rationale for the one-way correlation is likely due to the stibnite mineralization occurring in different events, but utilizing the same structurally favorable locations. Stibnite mineralization has also been observed in all areas of the underground workings at FGM and has been observed in some open cut pits within MIN5404. Figure 7-6 illustrates antinomy mineralization within an east dipping quartz-carbonate vein.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Framboidal pyrite aggregates (≤50mm in size) and laminations of pyrite (≤20mm widths) are common in the stratigraphic sequence, especially in black shale units. The framboidal pyrite is diagenetic and drill core assaying of this material regularly returns grades <5ppb Au.

Other sulfides present at FGM in small quantities include galena, sphalerite and chalcopyrite, boulangerite (Pb5Sb4S11) and rarer still are tennantite (CuFe12As4S13), tetrahedrite (CuFe12Sb4S13), and bournonite (PbCuSbS3), which have been reported in processing plant sulfide concentrates (McArthur, 2012; & Townsend, 2009)

Silver grades are low at Fosterville; usually about one tenth of the gold grade with only ~1% silver commonly in poured gold doré in the early years of sulfide gold operations. However, the silver content in poured doré has gradually increased to the present ~4% silver levels and may be related to the gradual increase in contribution of visible gold that is mined.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

7.4	CONTROLS ON GOLD MINERALIZATION

At Fosterville sulfide gold mineralization is structurally controlled and localized by the discordant relationship between bedding and faulting (Figure 7-4). Gold mineralization is more continuous and of higher grades in fault zones where east-dipping beds occur adjacent to west-dipping footwall beds across faulting, such as along the Phoenix Fault (Boucher et al., 2008a), i.e: discordant-concordant structural setting (locally termed oblique/parallel or parallel/oblique). Mineralized shoots are typically 4m to 15m thick, 50m to 150m up/down-dip and 300m to 1,500m+ down-plunge (Figure 7-8). Sulfide gold grades are relatively smoothly distributed with both extremely high values and extremely low values being uncommon.

There are four geometric bedding-fault relationships present at Fosterville; primarily created through the interaction of west dipping faulting that links across fold closures, from an anticline in the west to a syncline in the east. The four bedding relationships across a fault are locally referred to as parallel/parallel, parallel/oblique, oblique/oblique and oblique/parallel structural settings. These are briefly described below:

•

Parallel/Oblique (P/O) setting is where hangingwall bedding is parallel to the fault, but the footwall bedding is at an oblique angle (discordant) to the fault. Parallel/oblique settings occur at Fosterville where a west dipping fault offsets a footwall anticline axial plane. This structural setting is generally well mineralized;

•

Oblique/Oblique (O/O) setting is where bedding in both the hangingwall and footwall is oblique to faulting. Oblique/oblique settings occur where a west dipping structure passes through east dipping bedding between the hangingwall anticline and footwall syncline axial planes. This structural setting is variably mineralized;

•

Oblique/Parallel (O/P) setting is where bedding hangingwall to faulting is oblique to faulting and the footwall bedding is parallel. Oblique/parallel settings occur at Fosterville where a west dipping fault offsets a syncline axial plane. This setting is also generally well mineralized; and

•

Parallel/Parallel (P/P) setting is where the bedding in the hangingwall and footwall is parallel (concordant) with faulting. This setting was once thought to be non-prospective for sulfide gold mineralization, however, recent developments have shown that economic mineralization can form in parallel/parallel setting where the stress between slipping beds can form stacked vein arrays that form perpendicular to the bedding orientation, termed ladder veins. Visible gold and stibnite can also form within veins constrained by bedding units giving another mechanism for parallel/parallel mineralization.

The controls on visible gold mineralization are less well tested compared with sulphide-hosted gold, however, general observations suggest that visible gold is focused along reactivated faults where sulfide hosted gold mineralization is located. Visible gold is generally found in higher concentrations on faulting proximal to anticline hinges. The newly discovered Eagle Zone has a fault with an orientation that is east-west striking, and steeply south plunging, which is significantly different to all other mineralized faults at FGM. It would appear that this orientation has a strong control on visible gold mineralization, however, this is yet to be tested in other areas within FGM.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

South
North
Daley's Hill
John's
Harrier
Ellesmere
Falcon
Vulture
Harrier & Osprey
HARRIER DECLINE
Ellesmere
Lower Phoenix
CENTRAL DECLINE
Splay
PHOENIX DECLINE
Splay
Phoenix
4,000 mRL
Lower Phoenix
5,000 mN
6,000 mN
7,000 mN
8,000 mN
9,000 mN
View looking to West
0
500
metres
Fosterville Mine Grid
LEGEND
MINING
Mined Open Pits
Target Trend
Mined Stopes
Mined Development
Reserve Stopes
Mine Design
RESOURCE GRADE SHELLS
Indicated
Inferred
>3 g/t Au
1.5 g/t Au
>3 g/t Au
1.5 g/t Au
(Mineral Resources, Reserves and Mining as at December 31, 2016)
NewmarketGold
2016 Mineral Resource, Longitudinal Projection of Fosterville Gold
Dec 2016

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

7.5	FOSTERVILLE FAULT ZONE

The Fosterville Fault Area represents a linear trend of gold mineralization within MIN5404 extending from Daley's Hill in the south to Rehe's pit in the north (Figure 7-3).

Early deformation of the sedimentary packages developed laminated quartz veins proximal to shale packages that were susceptible to accommodation flexural slip. Due to the brittle and ductile contrast between quartz and shale packages, compressive forces have focused fault movement along these zones. Faulting has added re-mobilized carbon sourced from carbonaceous sedimentary units and from deep seated structurally induced fluid flow. As deformation intensified these preserved shale laminations became nucleation points for brittle fault failure across East dipping bedding. The accommodation of strain between the syncline and anticline provided a fault mesh where there is a complex interplay between east and west dipping faults. From 9000mN to 7500mN, this interplay was largely not recognized due to the short eastern limb length. Over this northing range most of the compressive force was accommodated by large fault offsets of the Fosterville and Phoenix Faults. As exploration continued south, the syncline and anticline appeared to diverge subtly from one another, increasing the eastern limb length. Force accommodation between the zones had longer distances to cut across, resulting in faulting that has reduced measurable offset.

The result of the reduced offset appears to have an effect on how the east dipping rocks accommodated faulting at depth, with ladder vein systems opening in bedding parallel zones along shale boundaries. Fluids utilizing these pathways were not constrained to one pathway as seen in the Phoenix and Falcon Zones, but used a diverse network including hinges, sedimentary units, east and west dipping faults. There also appears to be an element of fluid pressurization injecting up-plunge, seeking lower pressure environments.

This fluid pressurization appears to be strongly coincident with the increase in veining that contains quartz, stibnite and visible gold at depth. Veining can be several meters thick and suggest an element of hydraulic fracturing as fluid pressure overcomes the overlying lithostastic pressure and injects into zones, which act as a trap. This occurs in the Eagle / Lower Phoenix interaction zone around the Fosterville anticline.

Midway along the mineralized trend at approximately 8800mN (Falcon Pit area), a fold culmination (dome) occurs. The culmination causes plunge reversals to both folds and mineralization, and to the north of the culmination, the footwall syncline and mineralization shoots plunge gently to the north. Similarly, south of the culmination, the footwall syncline and mineralization shoots plunge gently to the south.

The Fosterville Fault Zone consists of nine primary and eight secondary Mineralization Zones (Table 7-1).

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

TABLE 7-1 FOSTERVILLE FAULT ZONE PRIMARY AND SECONDARY MINERALIZATION ZONES

Fosterville Fault Zone Mineralization Zones
Primary	Secondary
Phoenix Falcon Harrier Lower Phoenix Lower Phoenix Footwall Eagle East Dippers Allwood Kestrel	Splays Ellesmere Vulture Osprey Robin Raven Shamrock Griffon

7.5.1	CENTRAL, NORTHERN AND LOWER PHOENIX DOMAINS

Based on observed variations in geology, orientation, variography, geochemistry, statistics and spatial location within the Fosterville Mine Area, mineralization in the Central, Northern and Lower Phoenix Areas has been divided into 23 distinct domains, two redundant and one common domain shared with the Harrier Area, detailed in Section 7.5.2.

Domains are created due to the identification of a unique set of parameters that are coincident with economic mineralization traced through a number of drilled sections. Unique parameters may include the presence of a defining structure (Fosterville Fault, Phoenix Fault, Benu Fault, etc.), consistent orientation along strike and dip, mineralization style (disseminated sulfide, massive stibnite or visible gold), spatial location or geological setting (hinge, oblique/oblique, parallel/parallel, parallel/oblique, oblique/parallel, etc.). Surrounding all the mineralized domains is a waste domain that was used to generate the waste gold grades in the immediate vicinity of the mineralization.

Broader zones of mineralization have been defined in the Central Area and each of these zones may consist of multiple domains. Below are descriptions of the mineralized zones within the Central Area.

TABLE 7-2 MODEL DOMAINS, CODES AND ASSIGNED MINERALIZED ZONES

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Domain Classification			
Model	Domain Name	Domain Code	Mineralized Zone
	Harrier OP	11	Harrier
	Phoenix Base	12	Phoenix
	East Dippers	18	East Dipper
Lower Phoenix (Northern and Southern)	Audax	1	Eagle
	Phoenix HG	3	Phoenix
	Splay HG	5	Splays
	Splay LG	6	Splays
	Allwood	8	Allwood
	Vertical	9	East Dipper
	Benu W1	10	Lower Phoenix Footwall
	Swan	11	Lower Phoenix Footwall
	Phoenix Base	12	Phoenix
	Benu	13	Lower Phoenix
	Benu FW	14	Lower Phoenix Footwall
	Kestrel	15	Kestrel
	Bedded East	16	East Dipper, Kestrel
	Shallow East Dippers	17	East Dipper
	East Dippers	18	East Dipper, Eagle
	Eagle	20	Eagle
	Allwood East	21	Eagle
	Audax FW	22	Eagle
	Phoenix Base FW	23	Phoenix
Northern	Fosterville HG	1	Falcon, Vulture, Ellesmere
	Fosterville LG	2	Falcon, Vulture, Ellesmere
	Phoenix HG	3	Phoenix
	Splay LG	6	Splays
	Griffon	7	Splays

Phoenix

The Phoenix Mineralized Zone is situated within offset zones of Phoenix Syncline Hinge created by faulting within the Phoenix Shale package. Faulting that occurs at the top of ~8m, moderately sericitised shale package is defined as the Phoenix Fault, with the Phoenix Base Fault occurring towards the base before transition into undifferentiated sandstones.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Movement and fluid generation for the Phoenix Fault appears to nucleate from the Fosterville Anticline as west dipping faulting branches through east dipping beds. This fault movement creates an offset of the syncline hinge resulting in wall rock brecciation and permeation of mineralized fluids into the surrounding country rocks. Brecciation and economic mineralization appear to cease as the system encounters the hangingwall offset of the syncline hinge sending the fluid into parallel bedding and limiting sulfide dissemination.

The mineralization in the Phoenix Domain plunges 15° to 20° to the south. Mineralization on the Phoenix Fault is consistent in width and geometry dipping 45° to 65° to the west with an internal high-grade shoot geometry that plunges roughly 70° to the south with a strike length of 30m to 40m and a width up to 20m.

The high-grade shoot geometry, believed to be related to subtle strike changes to the Phoenix Fault, appears also to be periodic in occurrence with a shoot occurring around every 200m between 7300mN and 8200mN. Syncline offset on the Phoenix Fault ceases around 7085.5mN with movement and mineralization transferring to Phoenix Base Fault from the 8212.5mN section becoming more evident from 7537.5mN (Figure 7-9).

Mineralization associated with the Phoenix Base and Phoenix Footwall Faults occurs south of 7337.5mN and remains open down-plunge. The Phoenix Base area differs slightly to the Phoenix as fluid flow and fault movement appear to be related to compressive compensation of the Phoenix Syncline Hinge along the Kestrel Shale package. Current faulting mechanisms suggest that as the Phoenix Syncline Hinge is squeezed by East-West regional compression, a pervasive low angle structure (~35o) links from the Eastern limb of the Kestrel Shale package across to the Phoenix Base laminated quartz vein with ~30m of movement at its maximum. Sulfide mineralization appears to be sourced from migration up the Phoenix Syncline Hinge.

South of 6360mN an apparent change in orientation has been noted on the Phoenix Base fault, striking in a more south southeast direction, with the dip steepening to ~60°. This change appears to correlate with the development of a parasitic syncline-anticline pair on the western limb of the Phoenix FW Syncline.

Lower Phoenix

The Lower Phoenix Mineralized Zone encompasses mineralization that is directly related to the west dipping faulting associated with the Benu sedimentary strata package below 4500mRL. Source mineralization is interpreted to migrate up the system from deep intersections with other mineralized structures including potential hinges and other proximal oblique structures. Fluids utilize fault and fracture pathways to migrate up-plunge and dip towards the Fosterville Anticline before linking across to a zone of distributed faults, which eventually re-forms up-dip into the Phoenix Zone.

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The Lower Phoenix is defined by west dipping faulting on the Benu Shale sequence and associated west dipping where anticline thrust displacement of ~80m occurs. Components of mineralization can also be traced up-dip into east dipping stratigraphy and downdip into parallel-bedded zones giving a maximum dip extent of 190m. The system currently remains open to the north and south and maximum plunge extent has not yet been characterized.

The system orientation is predominately controlled by west dipping bedding orientation giving the zone a similar structural orientation to that of both Phoenix and Falcon Zones with a strike of ~355°, a general plunge of ~20°S and a dip of 55°W in parallel/oblique settings, but shallowing to 35°W dip in oblique/oblique settings.

To the south of the Lower Phoenix, mineralization is strongly influenced by the intersection with the Eagle System where faulting appears to cross-cut west dipping bedding strata providing an environment where parallel/parallel economic mineralization occurs to the north and up-plunge of this intersection.

Extension drilling programs are planned to test up and down-plunge components of the ore zone, which presently remain unconstrained by drill data.

Lower Phoenix Footwall

The Lower Phoenix Footwall Mineralized Zone encompasses mineralization that is associated with west dipping structures footwall to the Lower Phoenix System below 4500mRL. Mineralization is interpreted to utilize similar networks to those utilized by the Lower Phoenix System. Clearly discernable sedimentary horizons such as the Pelican Shale package are evolving as the next step in fluid migration pathways however, non-bedding conformable systems are evident that require further research.

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Mineralization domained within the Lower Phoenix FW (Figure 7-11) is interpreted to be due to low angled structures that largely have minimal offset but have been hydraulically fractured by gold bearing fluids, though down below the Eagle System the structures appear to accommodate more significant movement, such as on the Swan Fault, which has at least ~20m of thrust offset. The hydraulically fractured zones can create large quartz carbonate veins that can be several meters wide in true thickness. The presence of a number of laminations within the quartz veins indicates a series of events with differing geochemistry including later stage quartz-stibnite mineralization and visible gold.

The vein systems are interpreted to migrate across east dipping stratigraphy, appearing to terminate on prominent stratigraphic units such as the Kestrel East, Pegasus East and Allwood East LQ veins. The termination is due to mineralizing fluids moving out of an oblique/oblique setting as the structure cuts across beds into a parallel/parallel setting as fluids escape into the east dipping bedding parallel laminations.

East Dippers

The East Dippers System has developed at depth as the Fosterville Anticline has diverged away from the Phoenix Syncline System creating new networks for fluids to migrate up the Fosterville System. Systems utilize similar mechanics to that established within the west dipping fault network where rheological contrasts between bedding units (primarily slip associated with graphitic laminated quartz veins around carbonaceous shales) provide an accommodation zone for stress and mineralization (Figure 7-12).

The difference between the west and east dipping packages are in the way that sedimentary packages accommodate forces acting on the zone. The East Dipping Zones accommodate stress by attenuation whereas the more ductile shale package deforms plastically and the more sand rich units show brittle deformation in the form of ladder veins. These veins sets that radiate out from the shale boundaries perpendicular to the bedding orientation provide a mechanism for sulfides to leach into the host rocks.

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The environments where East Dipper System occurs have shale packages that correlate to a west dipping counterpart such as Kestrel, Allwood, Benu and Pegasus Zones. The East Dipping Fault naming convention utilizes the identified shale characteristics matched to the west dipping counterpart and given the E suffix to denote the east dipping status of the structure.

Eagle

The Eagle System occurs below 4400mRL where forces look to accommodate strain between the Fosterville Anticline and Phoenix Syncline via east dipping structures that are discordant to bedding. Although similar to the East Dippers System spatially, Eagle differs as east dipping faults link from one east dipping shale package to another, where the bedding angle is high (>70o). This movement from across bedding creates a fault angle oblique to bedding that allows for mineralization to permeate into the host rocks (Figure 7-13).

Movement on the system via direct underground measurement and sedimentary horizon displacement appears to have a sinistral strike slip orientation. Predominant slip orientations on west dipping structures indicate a steep dip slip movement with a plunge to the south. How the sinistral movement fits into the overall Fosterville System’s architecture is under evaluation.

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Mineralization gold grades on the Eagle System increase up-dip where east dipping faulting is proximal to the Fosterville Anticline and west dipping faulting. The convergence of east and west dipping structures in proximity to the Fosterville Anticline appears to provide a barrier for fluid migration resulting in flow textures of quartz and stibnite (Figure 7-14). Isolated areas of visible gold can be seen within the zone as fine specks that form in alignment with stylolitic fractures that can extend for up to ~10cm. Typically the arsenopyrite / pyrite mineralization within the zone is weaker with grades in the 1-2 g/t Au range with sulfide disseminations localized around the zone.

Moving down-dip away from the hinge, the quartz stibnite vein pinches out with disseminated arsenopyrite and pyrite increasing in intensity and grade. Dissemination is still localized to the main Eagle Fault (with 1-2m of the structure), however, interaction with bedded faults creates zones where fracture interplay between the two systems increases the fluid flux and therefore increases the economic width of the zone.

Down-plunge and dip continuation of the Eagle System is currently being evaluated, however, intercepts that show potential extensions to the system, have already been intersected.

Splays

Throughout the Central Area, there are a number of significant mineralized structures and settings that fail to have size, confidence or spatial continuity to develop into extensive mineralized zones. These systems are captured within the Splays HG and Splays LG domain and present either proximal mining opportunity or future potential growth prospects. Most systems within the Splay domains are defined by shallow west dipping faulting (~30-40°), of anastomosing nature and highly variable grade distribution (Figure 7-15).

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Splay faults are interpreted to be short-lived structures that split as the structure moves from a Lower Phoenix Zone setting across to the Phoenix Zone setting. Larger splay faults are prevalent between the anticline offset of the Fosterville Fault, where the large thrust movement has nucleated a number of smaller structures. The largest of the splays in the zone is the Kite Fault. The Kite Area of mineralization is interpreted to be due to an oblique/oblique setting created between bedding relationships with the Kite Fault. The Kite Fault is an example of a mid-splay system that nucleates from the Fosterville Fault linking across to the Phoenix Footwall Syncline setting. The main system extends from 7662.5mN through to 7062.5mN with an overall dip of ~30° to the west and a plunge of 25° to the south.

Allwood Domain

The Allwood Area is interpreted to be created by 30m of fault movement along the Allwood Shale package that offsets an anticline creating a parallel/oblique setting for mineralization. The system is analogous to the Phoenix Lower Zone setting and extends 562m to the south from the 7675mN section. Orientation of the Allwood Zone is similar to other geometries constrained by a west dipping hangingwall (Fosterville HG, Fosterville LG, and Benu) with a 65° dip to the west and a 10° plunge to the south. (Figure 7-16).

Kestrel

During 2016 the Kestrel Area was re-interpreted to incorporate the observations from the geological mapping of the first ore sill developed into the Phoenix Syncline Hinge Zone (Figure 7-17). The initial section of development was consistent with previous interpretations which described a broad zone of low to moderate grade (1-4 g/t Au) mineralization through the Hinge Zone, with fluid pathways appearing to utilize weaknesses in cleavage and flexural slip planes between contrasting beds. The higher grade mineralization 43 was associated with an east dipping structure which nucleated within the Hinge Zone, with increasing amounts of offset noted across the structure as it developed into an oblique-parallel setting.

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Based on the observed interaction the mineralized domains in the Kestrel System were reinterpreted to group the higher grade intercepts together to link up to east dipping bedding parallel LQ Faults. The intersection of the structures with the syncline hinge is interpreted to be responsible for the dilational zones, which allows for the localized enrichment above the background low-grade within the Hinge Zone.

Drill programs testing the new interpretation are continuing into 2017.

Falcon

The Falcon Mineralized Zone is situated on the Fosterville Fault where it displaces the Fosterville Anticline along a distinguishable black shale horizon. The thrust movement on the fault creates an offset of ~500m with several splay faults that nucleate from the main Fosterville Thrust. These splays cross east dipping bedding creating smaller ore bodies such as the Ellesmere and Vulture Mineralized Zones. (Figure 7-18).

The Falcon Mineralized Zone consists of Fosterville HG and Fosterville LG domains. Fosterville HG is reasoned to be a population of discernibly higher grade assays that exist due to a shoot geometry that is geologically controlled within the larger Fosterville LG Domain. A plunge reversal occurs between 8800mN and 8900mN and all of the mineralization between 8900mN and 11000mN plunges gently to the north. The vast majority of the mineralization in the Falcon Domain occurs on the Fosterville Fault and dips about 70° to the west. Most of this domain is relatively shallow (less than 150m below surface) and has been drilled by either RC drilling grade control drilling on 6.25m spaced sections or by RC and diamond exploration drilling on 20m spaced sections.

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Ellesmere

The Ellesmere Mineralized Zone is characterized by Fosterville Zone type mineralization and resides primarily between the Fosterville HG and Fosterville LG domains, south of the culmination. Overall the plunge of the mineralization within the Ellesmere ore body appears to be 20° to 40° to the south with internal narrow (~20m) high-grade shoots plunging 70°S and occurring at roughly 100m intervals. The high-grade shoots are believed to be the results of smaller footwall splay fault interaction with the Fosterville Fault. Mining of the Ellesmere ore body was completed in 2010 (Figure 7-19).

Raven

The Raven Mineralized Zone exists as a zone of high-grade splay mineralization north of the Phoenix Mineralized Zone analogous with Phoenix Zone mineralization. The ore body is situated where fault movement associated with the Phoenix Fault links across to the Phoenix Base Footwall Syncline Hinge moving into an oblique/oblique setting. Mineralization forms on a number of splay structures that typically have a shallower dip (~40°) and strikes more NNW than the typical N-S bearing of the Phoenix Zone (Figure 7-20).

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Vulture

The Vulture Mineralized Zone occurs between 6262.5mN and 7337.5mN in a zone characterized primarily by Harrier faulting where economic mineralization occurs proximal to the intersection between the interpreted Harrier Base Fault and the Fosterville Fault. The main Vulture Mineralized Zone on the Harrier Base Fault dips ~45°W, steepening as the fault diverges from the Fosterville Fault. Mining of parts the Vulture Zone was completed in early 2012. However, subsequent knowledge gained from mining the Harrier Zone is being applied to the remainder of the Vulture Zone to optimize further extraction potential (Figure 7-21).

Robin, Griffon & Shamrock Zones

The Robin Mineralized Zone, shown in pink in Figure 7-22 is interpreted to be a zone where mineralization switches back from the Phoenix Fault across to the Fosterville Fault around the hangingwall section of the Phoenix Syncline Hinge. The fault network is a combination of east and west dipping structure that has a zonation plunge on the intersection with the Fosterville Fault of ~30o. The interaction zone occurs from 8600mN to 8100mN where separation distance between the Fosterville and Phoenix Faults widens to the south reducing the intensity of faulting reducing mineralization intensity.

The Griffon Mineralized Zone, shown in green (Figure 7-22), is a zone of mineralization on the Phoenix Keel Zone where faulting from the Fosterville Fault directly links across to the footwall section of the Phoenix Syncline Hinge. The zone exists between 8800mN and 8600mN with mining completed in 2009.

The Shamrock Mineralized Zone, shown in teal (Figure 7-22), is a Zone of mineralization footwall to the Fosterville Fault where the Phoenix Fault is directly adjacent to the system. The zone existed between 8600mN and 8350mN with mining completed in 2009.

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7.5.2	HARRIER AREA GEOLOGY

Within the Harrier UG Model area, there appears to be two main zones of mineralization, one zone associated with the Harrier Fault System and the other with the Osprey Fault System. Both systems trace their roots back to movement along the Fosterville Fault; however, they appear to differ at their nucleation points with the Osprey System sitting higher in the system with relation to the Harrier System (Figure 7-23).

Both systems generate most of their fault related mineralization within oblique/oblique environments as movement propagates away from the Fosterville Fault. The systems are related by the way of linking structures that strike ~5° to the north as opposed to the Osprey and Harrier Systems that strike ~350° to the north. The relationship between structures takes on a large en echelon type geometry with mineralization intensity increasing at the intersections between main systems and linking structures.

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Since 2011 drilling to a 25m x 25m drill spacing has allowed domains to be built on 25m spaced sections. Areas of particular geological difficulty were drilled to 12.5m spacing and domains also constrained using underground face mapping, sampling and sludge hole sampling data. Drill program progress was improved with the addition of the Harrier 4625mRL Diamond Drill Drive, which provided resource definition as far south as 4750mN.

Harrier Domains

Based on observed variations in geology, variography, geochemistry, statistics and spatial location within the Fosterville Mine Area, mineralization in the Harrier Area has been divided into nine unique domains and one common splay domain shared with the Central Area. The domains and domain codes corresponded to:

–	6.	Splay LG (Low-grade) – common to Harrier and Central Areas;
–	20.	Harrier;
–	21.	Harrier Base;
–	22.	Harrier Link;
–	24.	Harrier HW ;
–	25.	Harrier Splay;
–	30.	Osprey;
–	31.	Osprey Base;
–	32.	Osprey Link; and
–	35.	Osprey Splays.

The domains can be generically categorized into two groups, Harrier (5 Domains) Figure 7-24, Osprey (4 Domains) Figure 7-25, including various Splays. Harrier and Osprey Domain differentiations are driven primarily on grade population differences between structures that reside within close proximity to each other. The host geology of the mineralization within the Harrier UG Area is consistent with details listed within the Central Area.

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The Harrier System is interpreted to have developed as reverse thrust faulting progressed up the Fosterville Fault reaching the anticline, refracting and developing a complex system of splay faults that link across to the eastern syncline hinge. Fault propagation continues across east dipping interbedded sandstone and shale beds before movement conformed into the large Harrier Shale package. Movement into the Eastern Syncline and Harrier Shale package develops several minor hinge offsets along early LQ veins that create localized zones of oblique/parallel mineralization.

The Harrier Shale package proximal to the ore body has been is estimated to be ~30m in thickness with several LQ veins throughout the succession. Major LQs were correlated along strike and structurally wireframed to create the Harrier Base and Harrier Upper Faults. The total displacement over the Harrier suite of faults is about 120m.

The Harrier Mineralized Zone extends through to surface having been mined as the Harrier Open Pit with its northernmost extent around 7300mN. The system has an overall plunge of 25° with the main underground shoot of mineralization not beginning until around the 4760mRL. The Harrier Zone consists of five distinct domains including the Harrier, Harrier Base, Harrier Link, Harrier Splay and Splay LG Domains.

Mineralization within the Harrier Zone consists of primary sulfides including arsenopyrite and pyrite with the area having only localized amounts of stibnite. The sulfides are disseminated into the host sandstone and shale packages around strongly faulted and fractured areas. Grade tenor proxies utilized in the Central Zone such as the percentage of arsenopyrite can be misleading due to mica rich sand horizons being mistaken for mineralization, silicification of host rocks giving a false indication of quartz fluid flow and fine sulfide crystal growth that can be overlooked as dust or sedimentary fine grains.

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The Osprey System is modeled ~50m hangingwall to the Harrier System and appears to be the last splay fault that bifurcates from the Fosterville Fault before the Fosterville Anticline. The movement seen on the Osprey System appears to maintain its offset to the Harrier System up-dip, however, it does not appear to connect through to the eastern syncline hinge as the Harrier System does. There is growing support to suggest that mineralization in the Osprey System is directly influenced by the western limb of the Harrier Shale package as areas of intersection appear to act as a barrier to the flow of mineralization further up-dip of the Osprey System.

The Osprey System shares similar geometries to that seen in the Harrier System with economic mineralization largely running in parallel between 5420mN and 5100mN. North of 5420mN, the Osprey System mineralization links across to the Harrier System utilizing the linking structures. South of 5100, the Osprey System appears to trend more north-south with similar trends to the second order linking structures. Structures that trend more north-south appear to take on a lower grade tenor than those that strike towards ~355°, although the controls on why this occurs are poorly understood.

The Osprey System consists of four distinct geometries including the Osprey, Osprey Base, Osprey Link and Osprey Splays. The main shoot of Osprey mineralization is encompassed within the Osprey Domain that is modeled south of 5725mN and remains open at depth. The Osprey System has similar geological properties to the Harrier System (Strike ~355°, Dip ~40°, and Plunge ~ 20°), however, it gains some complexity to the south of 5450mN where multiple converging geometries are modeled.

7.5.3	DALEY’S HILL

Within the Southern Model Area, the controlling features include the Fosterville Fault and the Footwall Harrier suite of faults, which have variable reverse offsets and a total reverse displacement of about 200m.

Reverse movement on the Fosterville Fault lessens from north (100m+) to south (~10m at Daley’s Hill) and becomes less important southwards with respect to mineralization. At Daley's Hill the Fosterville Fault is un-mineralized and passes to the west of the oxide pit.

The east-west folding in the area varies from gently southerly plunging in the north to moderate southerly plunging at Daley’s Hill in the south. Fold plunge is important as the mineralized west dipping fault geometry is controlled by the eastern limbs of syncline fold plunges where the faults become un-mineralized “bedded” LQ features.

At Daley’s Hill, the Daley’s Hill Fault has an associated 10m of reverse fault movement and localizes the bulk of gold mineralization. Lesser well mineralized east-west structures occur in the eastern parts of the pit and several other poorly defined hangingwall mineralized fault structures are present in the western portions of the pit.

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Daley’s Hill is unusual in that late stage, free, primary gold, in association with stibnite-quartz, is noted in several diamond holes. The mineralized structure ("Wagon Wheel") is restricted to an 80m strike extent, but is untested at depth.

The geology of the Southern Model area was reviewed by independent consultant Stephen King in 2004 (King, 2004) and the northern parts again in 2006 (King, 2006). Rod Boucher (geological consultant, Linex Pty Ltd Geological Consultation) has also contributed much to the stratigraphic-structural understanding of the area. A geological interpretation was also reported by Reed (2007).

7.5.3.1 Domains

Domaining of the Daley's Hill area was based on geological structure, orientation, material types and variography. The structures and material types include:

  Daley’s Hill N-S Faults;
  Daley’s Hill E-W Faults; and
  Materials (Oxide, Transitional and Fresh).

Mineralization domains were created by initially using a nominal 0.2 g/t Au to 0.5 g/t Au outer limit for sectional strings in weathered areas and 0.5 g/t Au to 1.0 g/t Au in un-weathered mineralization. These values reflect natural breaks to the mineralization.

The strings were then linked or extruded to form a three dimensional wireframe domain. The strings were generally extruded a maximum of half the drill spacing. This varied from as little as 5m, in well drilled pit locations, to 50m, where mineralization extended over several 100m spaced drill sections.

The Daley’s Hill Area (Figure 7-26, Figure 7-27 and Figure 7-28) has three separate northerly trending subvertical to westerly dipping mineralized domains:

  DH Main Fit;
  DH Wagon Wheel; and
  DH West Area.

The domains have variable strike lengths (between 50m and 650m), dips (-50°W to -90°) and exhibit ~20° southerly plunges.

A domain (DH Syncline) has also been generated that encompasses mineralization associated with the Daley’s Hill Syncline. The syncline axial plane trends grid NNE with a 45° plunge towards the south and is located in the far northern position of the existing Daley’s Hill Pit.

East-west mineralized structures occurring in the eastern parts of the pit are footwall to the main Daley’s Hill N-S structure. The Daley’s Hill E-W Domain (DH Campaspe) comprises four separate structures, which trend 060° and dip 80°N.

Three ‘material’ domains were constructed, similar to that described previously for the Central Area Model. The domains are:

  Oxide (sulfide minerals completely oxidized, Fe-carbonates largely oxidized);

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  Transition (sulfide minerals may be partially oxidized, includes zones of mixed fresh and oxide); and
  Fresh (sulfide minerals completely un-oxidized).

The Transitional Domain lower boundary is only an approximation because there is insufficient logging of the base of transition to allow a reasonable interpretation of this surface over the entire Southern Model. The base of transition was taken to be 5110mRL after comparison with drill data and results from open pit mining in the area.

Separate material domains were constructed for transitional and fresh materials and coded into the Southern Model for inventory and metallurgical recovery study purposes. However, during block model interpolations, drill assays coded as transitional and fresh material types are treated as if they are the same material type.

Shown are model boundary (light blue), mineralized solids (red, blue and green) and Daley’s Hill oxide open pit (brown wireframe).

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Shown are the DH Main Flt (blue), DH Wagon Wheel (red), DH West Area (purple), DH Syncline (orange), DH Campaspe (green) and oxide open pit (brown wireframe)

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Shown are DH Main Flt (blue), DH Wagon Wheel (red), DH West Area (purple), DH Syncline (orange) and DH Campaspe (green) Mineralization and oxide open pit (brown) wireframes

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7.6	ROBBIN’S HILL AREA

The Robbin’s Hill Area lies northeast of the Central Area and contains the O’Dwyer’s, Robbin’s Hill, Farley’s, Sharkey’s, Woolshed and Read’s oxide pits as shown in Figure 7-3 and Figure 7-32. The area can be defined as the zone east of 2,700mE, between 10,500mN and 14,00mN. The fault architecture of the Robbin’s Hill Area is much more complex than that observed in the Fosterville Fault Zone.

Rhyolitic dyke associated gold mineralization also occurs in the area, with mineralization mainly within 2m of the dyke contacts. The rhyolitic porphyry dyke bodies have a general north-south trend, are typically subvertically orientated and are observed to often intrude anticlinal axial planes.

Higher grade gold zones are controlled by the intersection of fault controlled mineralization with the dykes.

7.6.1	GEOLOGICAL OVERVIEW

The region between Robbin’s Hill in the south (12,100mN) and Sharkey’s in the north (14,000mN) contains three significant fold closures – the Robbin’s Hill Anticline and Syncline and the Trench Syncline, with associated parasitic folds in the eastern limb of the syncline. The folds are all roughly north-trending and asymmetrical, however, the plunge of the folds are variable with complexities arising from the intersection of both steep and shallow bedding-parallel and bedding-discordant faults.

The Robbin’s Hill Anticline and Syncline appear to plunge gently north, whilst the Trench Syncline dips gently south. The Robbin’s Hill Anticline and Syncline also lose amplitude and wavelength southwards, from amplitude of around 100m in the north to become a small parasitic fold pair in the south of Robbin’s Hill Pit.

The axial plane of the anticline is intruded by a mineralized felsic porphyry dyke (RH Porphyry), which also pinches out towards the south.

On 12,100mN, the Robbin’s Hill Anticline and Syncline form asymmetric folding on east-dipping bedding (Figure 7-29). The mineralized felsic dyke intrudes the core of the anticline, consistent with more northern sections. A number of low-angle oblique-oblique west-dipping faults crosscut the geology, and are associated with localized mineralization. The Trench Syncline has a large wavelength, with a major plane of slip (Farley’s Fault) developing in a black shale unit on the eastern limb of the syncline. Moving north towards 12,300mN, faulting on this plane increases in complexity, becoming broader and further displacing the geology (west-over-east).

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On 12,400mN (Figure 7-30), the amplitude and wavelength of the Robbin’s Hill Anticline and Syncline has increased (width ~50m), forming tight folds with axial planes, which increasingly dip towards the west with depth. The axial-trace of the anticline is intruded by the same mineralized felsic dyke intercepted further south. The Trench Syncline has decreased in amplitude, with significant displacement on the faulted zone (Farley’s Fault) in the eastern limb. Mineralization in the Trench Syncline is confined to the faulted zone in the hangingwall of the major younging change fault. Minor parasitic folding has developed on the eastern limb of the Trench Syncline.

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Further down-dip Farley’s Fault becomes an oblique-parallel younging-change fault, truncating the steep eastern limb of the Robbin’s Hill Anticline. Lithology exerts a strong control on mineralization associated with Farley’s Fault in this section, with the development of mineralized stockwork veining in sandstone in the hangingwall of the fault. A second steep west-dipping fault (Farley’s Footwall Fault) occurs in the footwall of the Farley’s Fault, however, deformation associated with the fault is minor.

Low-angle oblique/oblique faults with associated localized mineralization also crosscut the Robbin’s Hill Anticline and dyke in this section. The dips of the faults become steeper as they approach the surface, with bedding-parallel sections highly brecciated, indicating a protracted history of movement.

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5200
5100
5000
4900
4800
4700
3200 E
3300 E
3400 E
3500 E
3600 E
Robbin's Hill Anticline
Farley's Fault
Trench Syncline
Farley's Footwall Fault
0
100m
Dec 2016
12600mN
Robbin's Hill
Fosterville Gold Mine
Newmarket Gold
Gold Results
(g/t Au)
< 0.3
>= 0.3
>= 1.0
>= 2.0
>= 4.0
>= 5.0
>= 8.0
>= 15.0
>= 30.0
>= 45.0

On 12,600mN, (Figure 7-31) the Robbin’s Hill Syncline and Anticline are better defined as a result of their south-plunging geometry. Both folds are asymmetric, with an axial plane that increasingly dips towards the west with depth. There is a much greater degree of faulting and shearing in the eastern limb of the RH Syncline.

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The amplitude and wavelength of the parasitic folding in the eastern limb of the Trench Syncline is now more open, with faulting and displacement in the Farley’s Fault Zone becoming accordingly more distributed. This represents a zone of increased deformation with shearing and quartz-carbonate stockwork veining developed between the faults and focused on the two parasitic fold hinges. Within this zone, deformation has occurred mainly as puggy faulting with little actual displacement on any one fault. Quartz-carbonate stockwork is well developed in the hangingwall and footwall to the puggy faults, where the bulk of the sulfide mineralization is hosted.

Off-set along the NNW-trending Farley’s Fault appears to be reduced in this section (~100m), allowing the delineation of the Trench Syncline in the footwall of the fault down-dip (~4850RL). The hinge of the Trench Syncline has a major impact on the dip of the Farley’s Fault, transitioning from steep (oblique-parallel) where it utilises the black shale unit as a plane of slip, to shallow, becoming bedding-discordant. This accounts for the broad zone of deformation and mineralization in the hangingwall of the fault, characterized by stockwork veining and numerous faults of various orientations.

Highly mineralized east-dipping structures are present in the footwall of the Farley’s Fault, above the syncline hinge. The faults are brecciated with evidence of significant movement but it is unclear if these faults relate to the steep west-dipping faults or post-date this movement. Highly mineralized east-dipping structures are also present in the Sharkey’s Area, NE of the Robbin’s Hill Pit.

Displacement on the Farley’s Footwall Fault has markedly increased, off-setting the hinges of the parasitic folds in the eastern limb of the Trench Syncline. As a result of the interaction with these hinges, the zone of deformation surrounding the fault is much broader.

South of Robbin’s Hill Pit to O’Dwyer’s South Pit (between 10,500mN and 12,100mN), the same west-dipping fault structure (Farley’s Fault) is mineralized and has a curvilinear grid north trend. East of, and paralleling this fault, is an anticline structure, which has a mineralized porphyry dyke (ODW Porphyry) occupying the sub-vertical axial plane. The ODW Porphyry occurs in the eastern portion of the ODW South pit and in the middle of the ODW Central Pit. Several west-dipping mineralized faults occur on both sides of the ODW Porphyry and outcrop in ODW Central and Eastern Pits.

Northeast trending unconsolidated Murray Basin clays, sands and gravels mask the Ordovician basement and the northwest and southeast parts of the Robbin’s Hill Model area.

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7.6.2	ROBBIN’S HILL DOMAINS

Basic high level statistics and variographic analysis was completed on the interpreted mineralization wireframes in the Robbin’s Hill Area. Oxide and sulfide mineralization was grouped into single domains for the Porphyry and the Faults Domains because there is very little difference in the statistics of the oxide and sulfide mineralization for the domains. Subtle changes in the strike of the domains are captured in separate domains. General descriptions are listed in Table 7-3.

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December 2016	Fosterville Gold Mine

TABLE 7-3 ROBBIN’S HILL DOMAINS

Domain	Description
D40	Steep west dipping, NNW trend
D41	Steep west dipping, north trend
D42	Sub-vertical, north trend (RH Dyke)
D43	West dipping, NNE trend
D44	West dipping, NWN – N trend (i.e.: Farley’s Fault)
D45	Steep east dipping, north trend
D46	West dipping, NNE trend
D47	Steep west dipping, NW trend
D48	Steep to shallow east dipping
D49	East dipping, NE trend
D50	Steep west dipping, north trend
D51	Shallow east dipping, north trend
D52	West dipping, north trend
D53	Steep east dipping, NNW trend
D54	Sub-vertical, north trend
D55	Sub-vertical, NNE trend

Oxidation Domains

Four ‘material’ domains were constructed, similar to that described for the Southern Models in order to assess density differences on gold grades in these zones.

The four domains are:

•	Alluvium (near surface transported material, generally barren of gold, largely clay, free digging);

•	Oxide (sulfide minerals completely oxidized, Fe-carbonates largely oxidized);

•	Transition (sulfide minerals may be partially oxidized, includes zones of mixed fresh and oxide); and

•	Fresh (sulfide minerals completely un-oxidized).

7.7	CONTROLS ON OXIDE MINERALIZATION

Minor re-mobilization of gold into the immediately surrounding country rocks has resulted in an approximate 50% increase in the width of mineralization and consequent reduction in gold grade. There is no evidence of a wide spread high-grade supergene zone immediately below the water table.

Other elements have been more significantly affected by weathering processes. Dissolution of sulfur by oxidizing groundwater above the water table has effectively removed all sulfur from the oxide zone. Arsenic has been strongly remobilized over a zone five to ten times the width of mineralization. The greater width of anomalous arsenic values in the oxide zones makes arsenic soil geochemistry a very useful tool for finding exposed gold mineralization.

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December 2016	Fosterville Gold Mine

Geochemical studies (Arne and House, 2009) found evidence of Fe or Mn oxide minerals scavenging Au, As or Sb in the weathered zone and that raw concentrations of Au, As and Sb may be used for defining secondary dispersion (with allowance made for the rock type for Sb).

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December 2016	Fosterville Gold Mine

8    DEPOSIT TYPES

Sulfide gold mineralization at Fosterville is relatively homogenous with only one deposit type present. There are minor variations in the host rock type and structural setting. Fosterville-type deposits form a sub-group of orogenic gold deposits that are typified by gold occurring in fine grained arsenopyrite and/or pyrite disseminated in country rocks as a selvage to faults or veins. Fosterville-type deposits and classic vein-hosted deposits are effectively end members with many orogenic gold deposits displaying features of both.

Sulfide gold mineralization at Fosterville is controlled by late brittle faulting. These late brittle faults are stacked, generally steeply west dipping with reverse movement varying from a few meters to over 150m. In the upper parts the fault system a series of moderately west dipping reverse splay faults occurs in the footwall of the Fosterville Fault. Sulfide gold mineralization occurs as disseminated arsenopyrite and pyrite forming as a selvage to veins in quartz – carbonate veinlet stockwork. The mineralization is structurally controlled with high-grade zones localized by the geometric relationship between bedding and faulting. Mineralized shoots are typically 4m to 15m thick, 50m to 150m up/downdip and 300m to 1,500m+ down-plunge. These sulfide bodies are the primary targets for exploration activities, especially where there is potential for grades in excess of 3 g/t Au (i.e. above underground resource cut-off gold grades).

Within the oxide zone, there has typically been minor re-mobilization of gold into the immediately surrounding country rocks which has resulted in an approximately 50% increase in the width of mineralization and consequent reduction in gold grade. There is no evidence of a wide spread high-grade supergene zone immediately below the water table. There is no current focus on exploring for additional oxide resources.

Until recently, the occurrence of primary visible gold had no clear control, with limited observations made mostly in oxide pits at the time they were mined. However, currently FGM has made many observations to date of visible gold mineralization in drill core and underground face/wall mapping. Based on those observations, FGM is of the view that visible gold mineralization is spatially associated with stibnite and quartz-carbonate veining. This stibnite-quartz-carbonate mineralization occurs as a late stage overprint/ replacement/reactivation of existing structures.

The broader concept that was used to explain observations of sulfide gold mineralization at FGM was primarily as an orogenic gold system. However, with the increase in visible gold and stibnite mineralization, there is a view that FGM may be part of a much larger scale intrusion-related gold system (e.g.: Bierlein & McKnight, 2005) that may help to explain the overprinting relationship between the sulfide hosted gold and visible gold.

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December 2016	Fosterville Gold Mine

9    EXPLORATION

9.1	PRE - 1992 EXPLORATION

Exploration prior to 1983 was undertaken by numerous companies including, Noranda Australia, Pennzoil, Newmont, Lone Star Exploration and Apollo International which obtained significant results, but concluded that target potential did not meet with their high tonnage exploration criteria.

1984 – 1987 – Bendigo Gold Associates Pty Ltd - EL1392

Relevant and available literature of the area was collected and researched and an extensive pilot study was undertaken in the Fosterville area, investigating the relationships between gold, arsenic, mercury in soils and mineralization believed to be typical for the area. Positive correlations were found between mineralization and all three elements in the soil C Horizon. Arsenic, due to better contrast characteristics was selected for future exploration (Van Riel, 1985). A general survey of the EL was also conducted, locating and inspecting historic workings.

A 730m long traverse of auger hole drilling soil program at 10m intervals was completed east of Mt Sugarloaf and west of the Fosterville Fault zone with C Horizons assayed for As. A 230ppm anomaly was returned which indicated potential mineralized lines parallel to the Fosterville Fault zone A reconnaissance stream sediment survey was also initiated with main streams on the EL bulk sampled. All anomalous results from the stream sediment survey were explained by nearby old workings (Van Riel, 1985).

The old mining areas of Yankee Creek, The Sugarloaf Range and the New Windsor Rush area were mapped and investigated in detail. Both the Sugarloaf and New Windsor Rush workings were chip and channel sampled. In particular, the New Windsor Rush area showed encouraging gold values over a strike length of 250m.

A semi regional geochemical sampling program was conducted over the Sugarloaf Range area. Four anomolous zones were identified from nine sample lines at 500m spacing and 25m sample intervals, the most significant aligning with a line of historic workings. Two auger lines over the 250m anomaly at New Windsor Rush did not reflect the anomaly and no further follow-up work was conducted. A total of 99 bedrock samples were taken at the Axedale Mine workings area on a 800 x 200m grid but gold values tended to be low and erratically dispersed (Swensson, 1986).

During 1985 a pilot ground magnetic survey was conducted over selected areas of the Fosterville Goldfield. A geometrix G-816 magnetometer was used with readings taken at 10m intervals along lines. In some instances, magnetic anomalies could be related to underlying reefs (Van Riel, 1985a).

1989 – 1990 – BHP Goldmines Ltd - EL1881

In early December 1989 BHPG entered into a joint venture with Homestake Limited to explore for possible extensions to the Fosterville and O’Dwyers Faults north of the Fosterville goldfield into the north eastern parts of EL1881.

Soil sampling was undertaken from 22 lines using a broad star pattern defined by 400 x 200m centers with five sub samples, each 1kg collected near each center. One is taken from the center sample site and four others are taken 50m grid east, west, north and south of the center generating a representative composite sample (C Benn, 1989). From this sampling, a NNW trending Au anomaly between 500 and 800m in with and strike extent of 5km.

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December 2016	Fosterville Gold Mine

By September 1989, a stream sediment sampling program for gold and base metals was completed. A total of 190 samples from 89 sites were taken. From each site, two samples were collected: a nominal 4kg to 5kg sample of <4mm active gravel/gravel trap sediment which was analyzed for gold using bulk cyanide leach method and an active silt sample sieved to -80 microns analyzed for Cu, Pb, Zn and As. The Au bulk cyanide leach results identified a number of moderate to strongly anomalous drainages (J. Cameron, 1988).

In 1990 exploration activities within the project area comprised RAB drilling and rock chip sampling to evaluate the gold potential of the northern projection of the Fosterville and O’Dwyer’s Fault systems. Low gold and arsenic geochemistry across the inferred position of both structures suggested that the faults were not significantly mineralized along this section of the fault system (G. Rabone et al, 1990).

The tenement was relinquished in September 1990 after the potential of the area was downgraded.

Other

The Russell’s Reef area, south of the current Fosterville Mine Lease, has been subjected to several lines of soil sampling, and several programs of shallow RC drilling (50 holes averaging 31m depth) undertaken over a protracted period from 1976 to 1989.

Modern exploration in the Myrtle Creek area has occurred since 1974 by companies such as Noranda Australia (rock chip sampling, geological mapping, soil geochemistry (Au, Cu)), Ghana Gold (structural interpretation of aerial photography) and BHP (stream sediments and follow up soil surveys).

In the early 1990’s Brunswick completed a 100m by 20m soil geochemistry grid across the Fosterville project area and as far west as the Sugarloaf Range. The soil geochemistry was very effective at defining gold mineralization except where alluvial cover exceeded about two meters. Two preliminary IP/resistivity lines were also completed with mixed results.

9.2	1992 - 2001 EXPLORATION

A 25m by 25m gradient-array IP/resistivity survey was conducted in the Robbin’s Hill area by Perseverance in 1997. This survey did not conclusively define gold mineralization; however, it was successful in mapping carbonaceous shales and alluvial channels.

In the 12 month period leading up to 25 February 1998 PSV conducted hand auger bedrock geochemistry samples from Acott’s Prospect, Lyal Glen and Sedgwick South where mildly anomalous zones of mineralization were defined. Hand auger soil sampling was also run along road reserves in the Goornong North Area and in combination with RAB drilling resulted in the identification of two new prospects, May Reef and Ramussen’s. An Au-As soil geochemical survey was undertaken in the Myrtle Creek area where encouraging results were obtained where gold mineralization appears to be associated with a small granite intrusion. Reconnaissance work and rock chip sampling was also undertaken during this period on the Fosterville East and Wild Duck Prospects (Van Riel, 1998).

Throughout 1998 and 1999 PSV continued to actively undertake extensive hand auger soil sampling and rock chip sampling at multiple prospects including West of Axedale-Goornong Road, Cochrone’s Prospect, Rasmussen’s, Sharkey’s North, Lyal Glen South, Sugarloaf East and Sugarloaf North. Most of these survey’s returned indifferent results. A further soil geochemistry and rockchip sampling at Myrtle Creek delineated sandstone hosted and granite related mineralization. An orientation soil geochemical study was undertaken to establish the parameters for exploring Goornong South type deposits buried below deep soil and gravel cover (Van Riel, 1999).

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December 2016	Fosterville Gold Mine

A geobotanical survey was conducted within the Fosterville Mining Lease by Australian Geochemical Survey Ltd. It was found that an association of Au with As, Sb and also with Zn exists in this environment (i.e. tree bark was sampled). The survey results appear to point at three virtually untested anomalies: one west of Hunt’s and two at Daley’s Hill North (Van Riel, 1999).

After 1999 PSV regional exploration activities were limited with the company focusing on resource drilling at two of its advanced projects, Goornong South and Mills. Resources were determined for both, and EES-feasibility studies instigated.

9.3	2001 - 2015 EXPLORATION

After the EES studies for both the Goornong South and Hallanan projects were completed, the company had suspended its plans and proposals to mine the deposits.

As a result, the main activity for this year has been a revaluation of the exploration potential of the area and a re-assessment of the exploration parameters.

The company’s main priority was the development of the sulphide resource at Fosterville.

Two IP/resistivity surveys were completed by Perseverance in 2001 and 2005. The 2001 survey consisted of four lines of 50m node spacing over the Central Area. This survey was designed to define gold mineralization at depths of between 50m to 250m. The data was inverted to make a model in real space. Anomalies were defined along the Fosterville Fault Zone, but the 50m node spacing meant that the survey resolution was unable to distinguish the carbonaceous shale in the hangingwall of the Fosterville Fault from mineralization in the footwall of the Fosterville Fault. In 2005 another four IP/resistivity lines were completed across the northern end of the Fosterville Goldfield, covering the Sugarloaf geochemical anomaly, the Fosterville Fault Zone and the Robbin’s Hill Area. This survey defined weak anomalies over the Sugarloaf geochemical anomaly and the strike projection of the Fosterville Fault Zone north of MIN5404.

During the period June 2005 to June 2006, 1:10,000 scale color aerial photography was flown over the area surrounding the Fosterville Mining License by PSV. In addition, a Landsat image of the entire exploration license was obtained to assist in regional interpretation (Norris, 2006).

During the period June 2006 to June 2007 PSV conducted a detailed mapping, soil-and rockchip- sampling program at the Myrtle Creek prospect. Petrography of twenty samples concluded that (altered and mineralized) granite is much more extensive than originally mapped.

It is concluded that the mineralization at Myrtle Creek is related to igneous (granitic) activity. This class of deposits is most unusual for Victoria, although examples are known elsewhere in the Lachlan Fold belt. A literature study was carried out which assisted in developing a suitable exploration model. A first-ever drilling program was designed for Myrtle Creek (Van Riel, 2007).

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December 2016	Fosterville Gold Mine

Northgate explored the Myrtle Creek area between 2008 and 2009, undertaking additional surface sampling in the northern area of historical workings, but the results were disappointing with the overall tenor of gold-in-soil much lower than observed elsewhere on the prospect.

UTS Geophysics, based in Perth WA, was commissioned in the latter half of 2008 to fly a detailed airborne magnetic, radiometric and digital terrain survey over Northgate’s Fosterville Group of tenements and

EL3484 Greenstones. A total of 23,172 line km were flown between October 2nd and November 26th, 2008 of which approximately 22,000 line km were completed over the Fosterville Group. A table of all geophysical data grids produced during the interpretive work is presented in Table 9-1. Magnetics Reduced to Pole and Total Count Radiometric results are illustrated in Figure 9-2 and Figure 9-3 respectively.

Of most use as aids to structural interpretation and target definition are the RTP 1VD magnetics, K/Th radiometrics and DTM images. In comparison to the airborne survey data from the Heathcote Greenstone Belt (EL3484), the magnetic and radiometric response is subdued. However, the north-northwest trending regional structural/lithological grain is clearly visible throughout the group lease area, particularly in the south, and numerous offsets of the regional grain can be interpreted. The Harcourt Granodiorite and associated contact metamorphic halo is prominent in the southern portion of EL4572 and EL3539, as expected. The position of the Whitelaw Fault is confirmed by the sharp contrast in the total count radiometrics data and the subtle elevation change across the fault seen in the DTM image.

The Fosterville Fault geophysical signature is affected by surface disturbance and infrastructure. The extension of the fault to the north beyond the mine lease boundary below Tertiary/Quaternary sediments and to the south of the mine lease is not well defined. Further interpretative work in combination with prospect-scale geochemical and geophysical surveys will be required to better define the position of the Fosterville Fault.

TABLE 9-1 2008 UTS GEOPHYSICAL SURVEYS OVER THE FOSTERVILLE GOLD MINE AND SURROUNDING AREAS

Dataset	Grid name
Magnetics	Total Magnetic Intensity
Reduced to Pole
First Vertical Derivative
RTP First Vertical Derivative
Radiometrics	Total Count
Potassium Percentage
Thorium Percentage
Uranium Percentage
Potassium vs Thorium
Ternary Image
Digital Terrain Data	Digital Terrain Map
Digital Terrain Contours
Magnetic ZS Filters	RTP Block
RTP Edge Zone
RTP Tilt
RTP Plateau

The existence of the Redesdale Fault was first proposed in late 2009 by the Geological Survey of Victoria and is supported by the 2006 State seismic transect (which passes north of EL3539), geological mapping near Redesdale and interpretation of State and Northgate gravity data. The interpretation importantly defined a number of gravity highs within the Redesdale Fault corridor, corresponding with known areas of gold mineralization including the Fosterville and O’Dwyer's Fault Systems. This identified relationship is the basis for proposing future RAB drilling between the Goornong South and May Reef Prospects where similar, but less well-defined gravity anomalies are present.

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December 2016	Fosterville Gold Mine

A compilation and interpretation of available drilling and geochemical data in conjunction with interpretation of FGM’s airborne geophysical data (acquired in 2008) and consideration of Geoscience Victoria’s (GSV) Redesdale Fault Model indicated potential for Fosterville-style gold mineralization within the Sugarloaf prospect area.

Exploration data in the Sugarloaf area includes surface geochemistry, RC drilling, airborne magnetics and radiometrics and ground IP. However, it should be noted that historical (1989-1991) drilling of 36 RC holes (totaling 1,164m) in the area averages only 32m in depth and diamond drilling is absent.

IP/resistivity surveys were conducted by Northgate in 2010 that highlighted areas for targeting, as shown in Figure 9-1.

In 2010 Northgate reviewed the Goornong South area for its potential to host gold mineralization amenable to underground mine extraction. The initial exploration saw completion of two lines of IP/resistivity survey (Figure 9-1) to the south of the prospect in order to identify chargeability anomalies along strike from the sulfide mineralization at Goornong South. Chargeability anomalies were encountered on both lines and a five diamond drill hole program (totaling 1,532m) was completed.

Ground IP/resistivity data, collected in 2010, maps resistive chargeability anomalies beneath the Sugarloaf Range and between the range and the Fosterville Fault. In addition to this an airborne radiometric K/Th ratio anomaly in the southern part of the prospect may represent a potassium alteration halo proximal to faulting. The K/Th ratio anomaly also has a coincidental and similar trend to the Sugarloaf Fault IP chargeability anomaly. The chargeability anomaly could be caused by the presence of subsurface black shale stratigraphy and/or sulfides.

Haines Surveys completed a ground-based grid and traverse gravity survey centered on the Fosterville Mine Lease and covering part of EL3539 and EL4572 in April/May 2010. A total of 34 survey lines and 723 stations were completed during the survey period (Figure 9-4). Grid station spacing was nominally 200m in the central corridor of interest defined by the GSV Redesdale Fault model, increasing to 400m towards the edge of the grid. A number of roadside traverse lines were then completed in the southern portion of the Fosterville license group, designed to infill existing state data and potentially track the course of the Redesdale Fault towards the Harcourt Batholith.

The strong gradient beneath the Campaspe River appears to confirm the GSV Redesdale Fault model although additional complexity is apparent particularly in the vicinity of the Fosterville Mine Lease. Gravity highs (not visible in the state data) also appear to correspond with mineralized zones on the Fosterville and O’Dwyer’s Faults and the Goornong South and Mills prospect areas. The theorized offset between Daley’s Hill and Mills is apparent.

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December 2016	Fosterville Gold Mine

960,000 mN
950,000 mN
940,000 mN
920,000 mN
910,000 mN
260,000 mE
270,000 mE
280,000 mE
290,000 mE
300,000 mE
Mayreef
Northern Area
MIDLAND HIGHWAY
Goornong South
2010 Goornong South
Fosterville Fault
Sugarloaf Fault
Whitelaw Fault
Heathcote Fault
Redesdale Fault
2005 MIMDAS IP
2010 O'Dwyer's Sth
2010 E-W Traverse
O'Donnell's
EL4937
Sugarloaf
2010 Sugarloaf
Harrier UG Far South
Mills/Hallanan
Russell's Reef
Bendigo
EL3539
Myrtle Creek
Legend
IP Lines
2005 MIMDAS IP
2010 E-W Traverse
2010 O'Dwyer's South
2010 Goornong South
2010 Sugarloaf
Tenements
Exploration Licence
Mining Licence
Mining Licence Application
Target Areas
Prospecting Area
Prospecting Region
Structure
Major Structure
Fault
Interpreted Fault
MGA 94 ZONE 55
BENDIGO
MAP AREA
MELBOURNE
PROSPECTS, MAJOR STRUCTURE & IP SURVEY LOCATION
0
0.5
1
kilometres
N
December 2016

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December 2016	Fosterville Gold Mine

N
BENDIGO
MAP AREA
LEGEND
FOSTERVILLE GOLD MINE PTY LTD EXPLORATION LICENCE BOUNDARY
FOSTERVILLE GOLD MINE PTY LTD MINING LICENCE BOUNDARY
WATERCOURSE
ROAD OR HIGHWAY
RAILWAY
URBAN AREA
TOWN OR LOCALITY
Northgate
FOSTERVILLE GROUP
EXPLORATION TENEMENTS
ON RTP MAGNETICS
KILOMETRES

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

N
BENDIGO
MAP AREA
LEGEND
FOSTERVILLE GOLD MINE PTY LTD EXPLORATION LICENCE BOUNDARY
FOSTERVILLE GOLD MINE PTY LTD MINING LICENCE BOUNDARY
WATERCOURSE
ROAD OR HIGHWAY
RAILWAY
URBAN AREA
TOWN OR LOCALITY
Northgate
FOSTERVILLE GROUP
EXPLORATION TENEMENTS
ON TOTAL COUNT RADIOMETRICS

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

BENDIGO
FIELD AREA
KEY
FGM TENEMENT BOUNDARY
FOSTERVILLE MINE LEASE
FOSTERVILLE OPEN PIT OUTLINE
STATE GRAVITY SURVEY POINT
NORTHGATE GRAVITY SURVEY POINT
MAJOR ROAD
MINOR ROAD
Northgate
FOSTERVILLE GOLD MINE
DATE: 07-07-2010
AUTHOR: G Dean
DRAWN: G Dean
REVISIONS:
JOB: REGIONAL
SCALE: 1:75,000
BOUGER GRAVITY GRID OF
MERGED STATE &
2010 NORTHGATE
GROUND GRAVITY DATA
PROJECTION: GDA94 (MGA ZONE 55)
0
2.5
5
kilometres

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

10    DRILLING

10.1	PRE - 1992 DRILLING

Modern exploration commenced at Fosterville during the 1970’s. Apollo International Minerals NL drilled three HQ diamond holes in what is now the Hunts area. Noranda Inc. drilled three HQ diamond holes in the Daley’s Hill area. None of these holes have been included in the drilling database due to uncertainty in their collar locations.

From 1987 to 1991 Bendigo Gold Associates and later Brunswick drilled 488 RC holes and six HQ diamond holes targeting oxide mineralization on the Fosterville Fault and the Robbin’s Hill area. This program resulted in the development of a heap leach operation, which commenced in 1991.

10.2	1992 - 2001 DRILLING

On acquiring the Fosterville Mine Lease in 1992, Perseverance (through a drilling contractor) started RC drilling for further oxide resources and reserves using a combination of cross over and face sampling hammers. These holes used the CN, CEL, CEN, DH and HAR prefixes.

In late 1994, while continuing to explore for oxide mineralization, Perseverance began to drill for sulfide mineralization on the Fosterville Fault potentially amenable to open cut mining. The 1997 Feasibility Study drilling was almost entirely RC with minor diamond drilling for metallurgical and geotechnical purposes and extended from 6000mN to 10700mN. Most of the drilling was completed by 1997 with minor infill drilling continuing to 1999. Holes from this program have the SP (sulfide project), CN, CEL (D), CEN (D), GT or HAR (D) prefixes, the ‘D’ denoting holes with a diamond tail (Table 10-1 and Table 10-2).

Section spacing was either 25m or 20m except in two small zones in the Falcon and Ellesmere Areas where 12.5m sections were drilled. This drilling program was generally restricted to within 100m of surface, extending to a vertical depth of 150m below surface in the Central North Area, reflecting the perceived limits of open cut mining. The data from this drilling program formed the basis of the 1997 Sulfide Project Feasibility Study, which was later updated in 2000 (Perseverance, 1997; 2000).

Two deep diamond holes, SPD7 and SPD8 were also drilled. SPD7 was drilled beneath the Central Ellesmere pit and intersected 53.8m at 1.97 g/t Au (drill hole abandoned in mineralization) from 382m, while SPD8 was drilled to 450m below Central North intersecting only 2.0m at 0.58 g/t Au on a splay fault some 60m to the east of the Fosterville Fault.

All the RC drill holes used face sample hammers. After 1996, if the sample was unable to be kept dry the hole was finished with an NQ2 diamond tail.

Open hole down-hole surveys were completed on all drill holes at 30m intervals except for a small number of holes which collapsed before a survey instrument could be lowered down the hole. The vast majority of holes were drilled from the west towards the east, generally intersecting mineralization at 50° to 80°. Most sections include at least one hole drilled towards the west as a check on the geological interpretation.

The Fosterville Mine Surveyor used a Total Station Instrument to run a complete digital survey of the topography for any areas where drilling and later resource evaluation was planned to take place. Spot heights were measured at suitable intervals where easting, northing and RL are noted. Closer spaced measurements were taken around noticeable highs and lows in the topography. These spot heights were then triangulated using Minsurv software to construct a Digital Terrain Model (DTM). This DTM was used in all resource/reserve estimates at Fosterville. The spot heights were measured to an accuracy of ± 1.0cm at spacing of approximately two meters.

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December 2016	Fosterville Gold Mine
10.3	2001 - 2015 DRILLING

The current drilling program which commenced in July 2001 is focused largely on the Fosterville Fault Zone and is ongoing.

The drilling programs at Fosterville have essentially been continuous from 2001 to 2015. Most of the surface drilling was conducted by Silver City Drilling Pty Ltd until November 2009 and thereafter by Macquarie Drilling (drilling contractor). Deepcore Pty Ltd has continued to provide all underground diamond drilling services as well as completing diamond holes from surface.

The majority of drilling carried out in this period has been diamond drilling with a limited amount of RC being undertaken, as well as a few AC holes. RC has been utilized to some extent for pre-collars (with diamond tails) this was predominantly undertaken for SPD holes up until 2008. The diamond tails commenced at least 20m before the Fosterville Fault so that all mineralization was intersected by the diamond tail. The RC pre-collars were generally 150m to 200m deep and the diamond drilling was double tube wireline drilling. In addition, navi or wedge drilling was undertaken from parent holes where holes depths are great, and since 2008 many of SPD prefixed holes were drilled using diamond drilling exclusively, HQ collars with NQ2 tails.

Collar locations are surveyed using the same technique as prior to 2001 (see Section 1992-2001 Drilling 10.2 above).

The direction of the RC pre-collars was controlled to some degree by the use of a stabilizer rod, the relative size of the bit compared to the rods and by the weight on the hammer. Drill holes shallower than 70° tended to lift. Drill holes steeper than 75° tended to drop. With experience, deviation in the pre-collar was restricted to less than 1° in 10m. Navigational drilling was occasionally used to keep holes on target where the RC pre-collar deviated significantly. Down-hole surveys were carried out using a single shot Eastman camera (up until 2007) and then using ReflexTM or PathfinderTM cameras (from 2007 onwards) at 25m intervals in the pre-collars (every 50m inside the rods as the hole was drilled and the intervening 25m intervals open hole after the pre-collar was completed) and at 30m intervals in the diamond tails. As a check on the validity of the single shot surveys six holes were surveyed at 6m intervals using an EMS (electronic multi-shot) tool. Since 2010 holes greater than 130m have been surveyed at every 6m utilizing the EMS tool on hole completion.

The drill hole traces are currently calculated using the ‘semi tangent’ de-surveying algorithm on 10m intervals in MineSightTM software. This method is suitable for deeper RC holes, which have more than two down-hole surveys. The ‘fit-spine’ algorithm was previously used because it dealt well with RC holes that have only one or two surveys near the top of the hole and also because this algorithm was used historically at Fosterville.

The NQ2 diamond core has generally been drilled using either six meter core barrels for surface drill rigs or three meter core barrels for underground drill rigs. A core orientation mark is attempted for each three meter run predominantly utilizing an electronic core orientation tool, such as the reflex orientation tool (spear and mechanical devices has also been utilized in the past). An Ace Core Tool is employed to take structural measurements, where the Ace Core Tool cannot be utilized, structural measurements are taken from an inferred reference plane (regional cleavage) or are un-oriented.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Sieved chips from the RC pre-collars were logged in two meter intervals for lithology, weathering, alteration, percentage quartz, color and recovery. The logging information in the past has been recorded into the database via offline logging using hand held IPAQ computers and uploaded to the database. Since 2008 geological information has been entered into laptops running acQuireTM Offline logging software, which supports increased validation options prior to uploading into the SQL Fosterville geology database.

The diamond core is transported to the core shed where the core is washed, oriented, geologically logged, recovery and RQD measured, marked up for sampling, digitally photographed, sampled and dispatched. Geotechnical logging occurs on an as needs basis, but is completed for each resource definition drill hole. The remaining core is stored on site either in the core farm behind the core shed or at a storage facility at the backfilled portion of the Falcon pit. The geological logging involves direct digital recording of observations on sediment grain size, lithology, planar and linear structural observations (as alpha, beta and gamma measurements), mineralization, alteration and quartz veining and identification of sample locations. Logging is recorded in the database by utilising online acQuire logging software with data validation, the usual automated error checking and a list of samples printed as a cutting sheet. True dip and dip direction values for each collected structural measurement is calculated using a stored procedure in acQuireTM software. Since 2008 logged data has been verified through viewing of the data using MineSight 3D software.

The strategy for underground diamond drilling is to infill the exploration drilling intercepts (100m sections) to a notional 25m x 25m grid spacing (or tighter if required) prior to the mining of underground development. Underground diamond drill core samples used in the Phoenix and Harrier resource estimations are predominately NQ2 in diameter.

The change in drilling methods to largely oriented diamond core, intensive re-mapping of old oxide pits and a change in logging methods to collect detailed grain size data allowing sequence stratigraphic analysis allowed much more detailed and robust geological models. These geological models allowed a better understanding of the controls on gold mineralization, which in turn resulted in the better targeting and more efficient use of drilling.

The post-2001 exploration resulted in the discovery and definition of the Phoenix, Wirrawilla and Farley’s deep zones. In addition, the Falcon, Ellesmere and Harrier Zones were extended. Modest additions to resources were made at the Daley’s Hill, Sharkey’s and Hunts Deposits.

The 2008 surface diamond drilling program tested the characteristics and extent of resources of the Wirrawilla (renamed as Harrier UG) and Phoenix resource areas. Thirty-six holes totaling 16,253m were completed with 86% completed in Harrier UG Area and 14% in the Phoenix Area.

The program resulted in the discovery of extensions to three north striking, west dipping areas of gold mineralization within the Harrier UG Area: The Osprey; Raptor; and, Harrier Base Fault Zones. The zones are situated 1.5km south of the current Phoenix Mineralized Zone and are interpreted to be at a higher stratigraphic level, but down-plunge of the Harrier open-pit Mineralized Zone, which was mined in 2007.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

The 2009 exploration program consisted of an additional 12,179m of drilling that served as the basis for an underground resource estimate in the Harrier Area using a 3.0 g/t Au lower cut-off.

Additional exploration drilling in 2009 consisted of 6,633m of drilling on Phoenix Extension, 1,051m on other targets in the Fosterville Mine Lease as well as 1,695m in ten holes on the Myrtle Creek Prospect (EL3539) located south of the FGM.

The 2010 exploration program consisted of 49,980m of drilling; the majority of which was directed towards the Harrier (47%) and Phoenix (30%) Zones, to both extend zones and reduce drill spacing to upgrade the confidence in the resources prior to reserve studies. The balance of the exploration was directed to other targets on the Mine Lease and a small amount of drilling was undertaken on the exploration tenements surrounding the Mine Lease.

The 2011 exploration program consisted of 17,032m of drilling directed towards thirteen different target areas on the Mining Lease, some of which are push backs on existing open pits and others are underground mining target areas.

Between 2012 and 2015 exploration has predominantly focused on diamond drilling in close proximity to current mining, with programs based on extending known extents of gold mineralization. This period saw approximately 132,816m of exploration drilling occur in the Robbin’s Hill, Falcon North, Harrier, Phoenix, Lower Phoenix, Lower Phoenix Footwall, Fosterville Splays, Eagle, and Kestrel areas.

The nominal progression of drilling is from initial surface exploration, through 100m by 50m and then 50m by 50m. Near surface mineralization is then further in-filled to 25m by 25m to allow pit design. Open pit grade control drilling consists of RC holes drilled 5m apart on either 10m or 12.5m sections to a maximum depth of 30m. However, for the O’Dwyer’s South cutback, Harrier pit cutback and the deepening of John’s pit, two 2.5m riffle split samples of 5m deep blast holes were used for grade control purposes. The open pit drilling, sampling and logging methods are the same as exploration RC drilling. Underground mineralization is in-filled to 25m by 25m or tighter if required by underground diamond holes.

Strike drives are face sampled each round (~3m) and sludge hole sampled on 6m Northings in a ring pattern with holes selected by geologists after review of current geological information. The selection criteria for sludge sampling are based on either the need for providing diamond drill data support or the need for additional sampling in data poor zones. No face sampling or sludge hole sampling is used in resource grade estimation, however, the information is considered for domain boundary placements.

Based on drilling results, geological interpretations are made in three dimensional surfaces to form a geological model. The geological model is utilized to interpret the mineralized zones, with geological solids subsequently generated from these interpretations. Further detailed discussion on this process is contained in Section 14 under each of the modeled areas.

10.4	2016 DRILLING

During 2016 the Phoenix decline was re-directed to the hangingwall of the Fosterville FW Anticline. A new drill drive (P4190 DD) from a hangingwall location was completed and ready for preliminary drilling from August and more extensive programs continued from October 2016. The drilling targeted primarily the D11 Swan (Lower Phoenix Footwall) and the D13 Benu (Lower Phoenix). The D01 Audax (Eagle) was also drilled during this time from Central Decline stockpiles with secondary targeting into the D11 Swan also occurring. The drill fleet was split into these two main areas during 2016 and the fleet was extended to handle the multiple east and west dipping mineralized targets requiring drilling.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

During 2016 some 405 holes were collared from underground locations for 96,697 meters. Holes drilled into the Eagle Zone comprised 29.8%, Harrier, 29.7%, Lower Phoenix, 9.1%, Phoenix, 7.1%, Lower Phoenix Footwall, 6.7%, East Dippers, 5.3%, Osprey, 4.8%, Splays, 0.6% and UG exploration drilling comprised 6.7% . In addition there were 27 growth exploration holes collared from surface, including four targeting the southern extension of the Lower Phoenix, 14 in the Northern Phoenix and nine in the Robbin’s Hill area

During 2016, growth exploration diamond drilling totaled 22,205m in 35 drill holes. This drilling predominantly focused on near-mine targets to replace reserves by extending known ore shoots. These holes targeted areas within MIN5404 including the Eagle, north and south extensions of the Lower Phoenix, Lower Phoenix Footwall, and Fosterville Splays Areas (Figure 10-4 and Figure 10-5). The Robbin’s Hill Area was also investigated (Figure 10-6) with several diamond drill holes with positive assay results being received.

Key growth drill intercepts over the 2016 period are illustrated in Figure 10-7 and Figure 10-8.

Resource definition drilling was focused on targeting extensions of both the Phoenix and Harrier systems (Figure 10-1, Figure 10-2 and Figure 10-3). Significant high-grade results were returned from this drilling with several intercepts containing visible gold in the Eagle, Lower Phoenix Footwall and Harrier Base structures. Drill results returned from the Eagle, Lower Phoenix Footwall and Harrier Base structures that form part of the December 2016 Mineral Resource estimate are illustrated in Figure 10-9, Figure 10-10 and Figure 10-11.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

H4625 DD
4800 N
5000 N
5200 N
4600
4500
4400
4300
2016 Reserve
Fosterville Gold Mine
0
100
200
Metres
NewmarketGold

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Harrier Exploration DD
4600
4400
4200
4000
3800
3600
3400
5000 N
5500 N
6000 N
6500 N
7000 N
Fosterville Gold Mine
0
250
500
Metres
Newmarket Gold

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Northern Phoenix Extension
Lower Phoenix Extension
5250
5000
4750
4500
4250
4000
3750
6000 N
6500 N
7000 N
7500 N
8000 N
Fosterville Gold Mine
0
250
500
Metres
NewmarketGold

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

South
North
Daley's Hill
John's
Harrier
Ellesmere
Falcon
5,000 mRL
4,000 mRL
HARRIER DECLINE
CENTRAL DECLINE
PHOENIX DECLINE
Phoenix
Lower Phoenix
UDE118A 2.6 (2.2)
UDE118A 2.1 (2.1)
UDE118 1.4 (20.2)
UDE118 2.2 (3.4)
UDE115 1.8 (7.8)
UDE116 0.4 (95.2)
UDE119 2.3 (4.1)
UDE116 4.0 (3.4)
UDE116 8.5 (0.3)
UDE116A 7.7 (0.5)
UDE116 7.8 (0.4)
UDE116A 2.4 (7.5)
UDE117 3.6 (0.9)
UDE117 6.3 (1.8)
UDE117 3.7 (0.8)
UDE117 2.8 (1.4)
UDE117 3.9 (1.4)
UDE117 7.3 (0.5)
SPD614B 3.9 (1.1)
SPD614C 2.2 (4.1)
SPD614A 2.1 (4.8)
SPD614A 6.2 (1.9)
SPD614E 3.3 (1.4)
SPD614E 6.2 (0.4)
SPD614E 2.3 (6.7)
SPD614C 12.8 (4.5)
SPD614E 6.0 (0.3)
SPD614E 13.4 (3.8)
SPD614E 3.4 (2.6)
SPD614E 13.6 (0.3)
SPD615A 12.5 (2.4)
SPD615 2.3 (3.6)
SPD615A 1.0 (1.7)
SPD615 9.3 (3.1)
SPD616 5.7 (3.0)
SPD616A 7.3 (13.9)
SPD616B 9.2 (11.8)
SPD616C 2.5 (5.0)
SPD616C 1.7 (2.7)
SPD615B 2.5 (1.2)
SPD615D 2.8 (1.4)
SPD615D 2.7 (1.4)
SPD615C 8.1 (2.6)
SPD615C 4.4 (9.1)
SPD618 2.0 (9.2)
SPD618 1.9 (9.7)
SPD618 4.7 (6.2)
SPD618 5.4 (3.0)
SPD618 10.5 (0.3)
SPD618 3.3 (4.9)
SPD618A 3.2 (4.6)
SPD620 2.1 (0.7)
SPD620 1.5 (0.7)
SPD618B 2.0 (2.0)
SPD621 1.2 (1.8)
SPD618B 4.2 (0.7)
SPD618B 3.1 (1.2)
SPD618B 2.1 (3.2)
SPD618B 4.5 (4.3)
SPD619 2.3 (2.1)
SPD618C 6.5 (25.0)
5,000 mN
6,000 mN
7,000 mN
8,000 mN
9,000 mN
Fosterville Mine Grid
View looking to West
0
500
metres
LEGEND
MINING
Mined Stopes
Mined Development
Reserve
Mine Design
(Mineral Resources, Reserves and Mining as at December 31, 2016)
RESOURCE GRADE SHELLS
Indicated
Inferred
>3 g/t Au
1.5 g/t Au
TARGET AREAS
Trend
DRILL INTERCEPTS
(Coloured By *Gram-Metre)
>30
15 to 30
5 to 15
1 to 5
0 to 1
DRILL INTERCEPT LABELS
(Shown for >30 *Gram-Metres or Visible Gold)
Hole Name
Grade (g/t Au) & (Estimated True Width (m))
Visible Gold highlighted in yellow
*Gram-Metre = Gold Grade x Estimated True Width
Newmarket Gold
2016 Exploration Growth, Longitudinal Projection of Fosterville Gold Mine
December 2016

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

South
North
5,200 mRL
Robbin's Hill
5,000 mRL
4,800 mRL
RHD246
4.3 (8.5)
12,200 mN
12,400 mN
12,600 mN
12,800 mN
13,000 mN
Fosterville Mine Grid
View looking to west
0
100
metres
LEGEND
MINING
Mined Open Pits
RESOURCE GRADE SHELLS
Indicated
Inferred
>3 g/t Au
1.5 g/t Au
(Mineral Resources & Reserves as at December 31, 2016)
MINERALIZATION
Farley's
East dipping
DRILL INTERCEPTS
(Coloured By *Gram-Metre)
>30
15 to 30
5 to 15
1 to 5
0 to 1
DRILL INTERCEPT LABELS
(Shown for >30 *Gram-Metres or Visible Gold)
Hole Name
Grade (g/t Au) & (Estimated True Width (m))
Visible Gold highlighted in yellow
*Gram-Metre = Gold Grade x Estimated True Width
NSI = No significant intercept
Newmarket Gold
Longitudinal Projection of Robbin's Hill, Fosterville Gold Mine
December 2016

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

South
North
4,200 mRL
4,100 mRL
4,000 mRL
UDH1482
26.4 (1.5)
UDH1590
154.9 (1.7)
UDH1480
69.5 (3.0)
UDH1590
155 (1.9)
UDH1737
14.0 (2.2)
UDH1501
501 (4.5)
UDH1737
18.7 (2.3)
UDH1529
36.4 (1.4)
UDH1487
112 (11.9)
UDH1584
283 (2.8)
UDH1646
25.3 (3.0)
UDH1815
101.4 (1.1)
UDH1816
6.9 (4.5)
UDH1813
40.5 (1.1)
UDH1890A
16 (6.5)
incl. 195 (0.2)
UDH1865
View looking to west
0
100
metres
Fosterville Mine Grid
LEGEND
MINING
Mined Stopes
Mined Development
Reserve
Mine Design
(Mineral Resources, Reserves and Mining as at December 31, 2016)
RESOURCE GRADE SHELLS
Indicated
Inferred
>3 g/t Au
1.5 g/t Au
TARGET AREAS
Trend
MINERALIZATION
Eagle
DRILL INTERCEPTS
(Coloured By *Gram-Metre)
>30
15 to 30
5 to 15
1 to 5
0 to 1
DRILL INTERCEPT LABELS
(Shown for >30 *Gram-Metres or Visible Gold)
Hole Name
Grade (g/t Au) & (Estimated True Width (m))
Visible Gold highlighted in yellow
*Gram-Metre = Gold Grade x Estimated True Width
Newmarket Gold
Longitudinal Projection of Eagle Mineralization, Fosterville Gold Mine
December 2016

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

South
North
4,200 mRL
4,100 mRL
4,000 mRL
UDH1945
21.1 (3.6)
incl. 85.9 (0.4)
UDH1729
20.0 (7.7)
UDH1941
83.8 (3.2)
incl. 181 (0.5)
& 234 (0.5)
UDH1648
75.7 (5.4)
UDH1944
15.4 (3.9)
UDH1947
16.4 (5.2)
UDH1278
550 (3.5)
incl. 4,592 (0.3)
UDH1740
203 (2.4)
incl. 1,521 (0.3)
UDH1643
194 (3.1)
UDH1948
26.2 (1.5)
incl. 58 (0.4)
UDH1943
356 (6.0)
incl. 1339 (1.7)
UDH1949
25.0 (3.5)
incl. 52.2 (1.3)
UDH1727
36.8 (2.3)
UDH1942
12.0 (5.6)
UDH1817
1429 (5.0)
incl. 21,490 (0.2)
UDH1818
27.4 (2.8)
View looking to west
0
100
metres
Fosterville Mine Grid
LEGEND
MINING
Mined Stopes
Mined Development
Reserve
Mine Design
(Mineral Resources, Reserves and Mining as at December 31, 2016)
RESOURCE GRADE SHELLS
Indicated
>3 g/t Au
1.5 g/t Au
Inferred
>3 g/t Au
1.5 g/t Au
TARGET AREAS
Trend
MINERALIZATION
Lower Phoenix FW
DRILL INTERCEPTS
(Coloured By *Gram-Metre)
>30
15 to 30
5 to 15
1 to 5
0 to 1
DRILL INTERCEPT LABELS
(Shown for >30 *Gram-Metres or Visible Gold)
Hole Name
Grade (g/t Au) & (Estimated True Width (m))
Visible Gold highlighted in yellow
*Gram-Metre = Gold Grade x Estimated True Width
NewmarketGold
Longitudinal Projection of Lower Phoenix Footwall Mineralization, Fosterville Gold Mine
December 2016

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

South
North
Harrier Drill Drive
UDH1559
22.1 (3.3)
UDH1596
10.3 (3.3)
UDH1829
10.3 (7.2)
UDH1832
8.7 (6.0)
UDH1868
129 (6.2)
UDH1869
14.6 (5.9)
UDH1830
10.7 (6.4)
UDH1764
46.2 (6.6)
UDH1734
64.8 (4.3)
Fosterville Mine Grid
View looking to west
0
100
metres
LEGEND
MINING
Mined Stopes
Mined Development
Reserve
Mine Design
RESOURCE GRADE SHELLS
Indicated
Inferred
>3 g/t Au
1.5 g/t Au
TARGET AREAS
Trend
MINERALIZATION
Harrier Base
DRILL INTERCEPTS
(Coloured By *Gram-Metre)
>30
15 to 30
5 to 15
1 to 5
0 to 1
DRILL INTERCEPT LABELS
(Shown for >30 *Gram-Metres or Visible Gold)
Hole Name
Grade (g/t Au) & (Estimated True Width (m))
Visible Gold highlighted in yellow
*Gram-Metre = Gold Grade x Estimated True Width
(Mineral Resources, Reserves and Mining as at December 31, 2016)
Newmarket Gold
Longitudinal Projection of Harrier Base Mineralization, Fosterville Gold Mine
December 2016

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

TABLE 10-1 DRILL HOLE PREFIXES FOR ALL DRILLING ON THE FOSTERVILLE FAULT CORRIDOR SOUTH OF 10,000mN

Hole Series		No. of Holes	Comments
BGL001	BGL106	35	1990-2016 RC hydrological
CEL001	CEL124	96	1997 RC & AC open pit sulfide
CELD020	CELD106	26	1997-2003 Diamond tails from RC wet drilling
CELD051	CELD058	8	1996 Diamond metallurgical
CEM100	CEM105	6	1994 RC metallurgical
CEN001	CEN124	80	1997 RC for open pit sulfides
CEND019	CEND103	22	1997-8 Diamond tails of RC
CEND110	CEND112	2	1997 Diamond Exploration
CEND038	CEND113	12	1996-7 Diamond metallurgical
CN100	CN248	149	1994 RC exploration
CNM001	-	1	1995 RC metallurgical
DALD001	DALD020	21	2003-6 Daley's Hill diamond
DDH3*	DDH5*	3	1976 Daley's Hill diamond
DH001	DH238	193	1995-9 Daley's Hill RC
DHRB010	DHRB013	4	1997 Daley’s Hill RC
ELRC0001	ELRC0949	912	2005-7 Ellesmere pit RC (7500mN–8425mN)
FARC0001	FARC0825	825	2005 Falcon pit RC (8615mN–8800mN)
FDD14A	FDD33	7	1990 Diamond (Brunswick)
FO002	FO379	235	1986-90 RC (Bendigo Gold Associates)
FO400	FO487	56	1992-1994 RC (Perseverance)
FOS056	FOS214	3	1998-2000 RC & AC exploration
GT001	GT048	47	2004-2016 Diamond geotechnical
H4805RAWPILOT	-	1	2014 Pilot hole for Harrier 4805 RAW
HAR003	HAR065	61	1997-9 Harrington’s Hill RC
HARC001	HARC248	233	2006-11 RC (6350mN-7315mN)
HARD1	-	1	1996 Diamond PQ metallurgical
MB12	-	1	2009-12 RC hydrological monitoring
SH003	SH016	14	2012 – 2015 Underground Services
SD001	SD039	43	2007-8 Diamond (7775mN-8675mN)
SP001	SP372	299	1994-6 RC drilled down to 5100mRL
SPD001	SPD009C	9	1995 Diamond exploration
SPD010	SPD621A	708	2001-16 RC and diamond exploration
ST009	ST179	50	2003 RC & AC Sterilization
SVH001	SVH009	9	2010 Underground Services
UD001	UD995	934	2006–11 Underground diamond
UDE001	UDE119	132	2010-16 Underground diamond exploration
UDH0001	UDH2003	1652	2011–16 Underground diamond
	Total Holes	6,890

TABLE 10-2 DRILL HOLE PREFIXES FOR ALL DRILLING IN THE ROBBIN'S HILL - O'DWYER'S AREA

Hole Series		No. of Holes	Comments
FAC001	FAC003	3	1993-2001 Farley's AC
FAR001	FAR011	10	1997 Farley's RC (face)
FARM001	-	1	1994 Farley's metallurgy RC (x-over)

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

FDD019	FDD040	12	1989-90 Robbin's Hill diamond HQ
FO303	FO309	6	1998 O'Dwyer's RC (face)
			1993-96 Sharkey's RC (x-over) &
GH100	GH354	254
			diamond HQ (1) & NQ (1) & RAB (2)
GHM001	GHM002	2	1994 Sharkey's metallurgy RC (x-over)
MBOS01	MBOS07	7	2011 O'Dwyer's South RC hydrological monitoring
ODW001-134, 150-158 & 167		128	1999, (2005 ODW167) O'Dwyer's RC (face)
ODW135-149 & 159-166		23	1999 O'Dwyer's AC
ODW168	ODW206	39	2007 O'Dwyer's South RC (face)
ODW207	ODW228	22	2011 O'Dwyer's RC (17, face) & NQ2 (5)
ODWD001	ODWD003	3	1997 O’Dwyer's diamond NQ
PBOS01	PBOS05	5	2012 O'Dwyer's South RC hydrological production
RD001	RD151	147	1994-98 Read's RC (83, face) and AC (64)
RDD146	-	1	1998 Read's diamond NQ
RH001	RH878	756	1987-96 Robbin's Hill and O'Dwyer's RC
RHD001	RHD207	204	1994, 2004-07 Robbin's Hill RC & diamond NQ2 (47) & HQ (15)
RHD208	RHD248	44	2009-16 Robbin's Hill & Farley's-Sharkey's diamond NQ2 (25) & NQ3 (3) & RC (6, face)
RHM001	RHM004	4	1993 Robbin's Hill metallurgy RC (x-over)
ROB001	ROB012	11	1996 Robbin's Hill RAB
ROB013	ROB066	51	1998-99 Robbin's Hill RC (face) & AC (3)
SHA001	SHA033	25	1997 Sharkey's RC (face)
ST001	ST008	8	1993 Sterilization RC (x-over)
Total No. of Holes		1,766

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

No drill holes are excluded from the database. However, drill holes that are of questionable quality (due to suspect collar coordinates, down-hole surveys or sampling/analytical QAQC) are omitted from any resource calculation process. Such holes typically are in areas of historic mining and have no influence on the current Mineral Resource estimates.

10.5	QAQC OF DRILL HOLE SURVEYS

Allwood (2003) details the results of down-hole surveys repeated using both an Eastman camera and an Electronic Multi-Shot (EMS) tool. The EMS down-hole surveys agreed with the single shot surveys to within 0.1° in dip and 2° in azimuth resulting in a total average variation of 0.4m per 100m down-hole. The repeated Eastman surveys have an average variation of 0.6° in azimuth and 1.6° in dip, reflecting the precision of the Eastman camera survey tool. Comparing the drill hole traces plotted using the Eastman data with the EMS data shows that the variation in drill hole location due to survey method is considerably less than the variation in hole trace caused by the use of different drill hole de-surveying algorithms. However, in 2007 the use of EMS tools as a standard in preference to Eastman cameras was adopted across the various rigs operating at Fosterville, and in 2010 it became common practice to have survey data at six meter increments or less down each hole. The increased density of down-hole survey data has permitted ability to readily identify and remove suspect azimuth measurements.

Accuracy of down-hole surveys are most effected by proximal ferrous mine infrastructure and/or proximal in-hole casing. Other factor affecting the accuracy of the position of DH survey data is the accuracy of the collar position. Drill holes can be affected when passing close to existing development due to steelwork (mesh, plates and cable bolts) associated with underground development; the effect is shown through elevated magnetic readings, which allow the removal affected surveys. Over time the survey instruments accuracy degrades through usage. Routine testing of all down-hole survey cameras on a test bench of known dips and azimuths checks tool accuracy degradation.

10.6	PLANNED 2017 EXPLORATION

The proposed exploration activities in 2017 are focused on near-mine targets and extending mineralized trends within MIN5404. However, in subsequent years exploration is planned for target areas away from the Fosterville Mine Lease within the north-south extensive EL3539. The intent of the exploration is to replace and increase the mineralized resource at Fosterville by extending presently known ore shoots, and also to locate anomalous gold mineralization for further exploration investigation, then subsequent resource evaluation. Near mine exploration activities planned for 2017 include:

Northern Lower Phoenix (8400mN, 8500mN, 8600mN, & 8800mN)

Collectively these programs target the northern extension of the Lower Phoenix System. Initial interpretations between the 7700mN and 8300mN drill sections indicate that gold mineralization may be strike extensive, and these programs will test the continuation of that strike extent. The combined proposed programs have an estimated cost of AUD$3.19M.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Southern Lower Phoenix (6200mN, 6300mN & 6400mN)

This program targets the southern extension of the Lower Phoenix System. The system is not constrained to the south, so the program will test the southern continuation of the currently known gold mineralization. The proposed drill program is estimated to cost AUD$1.5M.

Lower Phoenix Footwall (5550mN, 5650mN, 5750mN, & 5850mN)

This program is designed to follow up a drill program on the 5450mN section that commenced in mid-2016 and was still progressing at the effective date of this report. The combined proposed drill programs are estimated to cost AUD$2.12M.

Robbin’s Hill (12500mN to 13100mN)

This program is proposed to follow up drilling in the Robbin’s Hill Area conducted in 2016. Drilling will test for mineralized structures at depth and is estimated to cost AUD$2.65M.

Other Planned Programs for 2017

There are several other exploration programs planned for 2017, including, but not limited to:

  2D seismic transects to identify potential exploration targets (AUD$400k);
  EL4937 soil sampling aimed at identifying gold mineralization or evidence of buried sulfide mineralization (AUD$32k);
  Harrier South and Harrier up-dip drilling, which is designed to target extensions of known mineralization (AUD$1.4M); and
  Diamond drilling targeting the Sugarloaf Fault, which is to be collared from underground workings (AUD$234k).
10.7	EXPLORATION POTENTIAL

10.7.1	GOORNONG SOUTH

The Goornong South Prospect is located approximately 4km north of the Fosterville Mine Lease, where Fosterville style gold mineralization occurs beneath transported cover on privately owned land. The gold prospect was discovered by Perseverance during regional exploration in the mid 1990's. PSV identified a 1.3km long anomalous zone of gold mineralization and systematically drilled the anomaly between 1995 and 1999 for its open pit potential. The drilling was comprised of 71 RC holes (totaling 4,482m) and one diamond hole (69m) with a further eight aircore holes (293m) drilled for ground water monitoring purposes.

Perseverance subsequently reported a Historic Resource in their 1999 Annual Report as shown in Table 6-2. Kirkland Lake Gold is not treating the Historical Resource as a current Mineral Resource as a QP has not done sufficient work to classify the Historic Resource, or comment on the reliability of the estimate.

In 2010 Northgate reviewed the Goornong South area for its potential to host gold mineralization amenable to underground mine extraction. The initial exploration saw completion of two lines of IP/resistivity survey (Figure 9-1) to the south of the prospect in order to identify chargeability anomalies along strike from the sulfide mineralization at Goornong South. Chargeability anomalies were encountered on both lines and a five diamond drill hole program (totaling 1,532m) was completed.

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December 2016	Fosterville Gold Mine

A 2010 diamond drilling program was undertaken from the roadside and spans about a 750m north-south trend. The program was unfortunately cut short owing to fiscal constraints at that time and the IP chargeability anomalies were not drill tested. However, of the five holes drilled, three returned assay intercepts averaging greater than 2.5 g/t Au and the strike length of the prospect had been extended southwards a further 300m.

Structural measurements of the available drill core indicate that the folding of the Ordovician turbidites plunges southwards at <20° and it is interpreted that gold mineralization will also have this plunge, analogous to structural controls of mineralization at Fosterville.

Kirkland Lake Gold recommends a review of the Goornong South prospect as a potential underground Fosterville-style gold occurrence.

10.7.2	HALLANAN'S

The Hallanan's Prospect area, located 1km south of the Fosterville Mine Lease, was explored for oxide gold by Perseverance between 1994 and 1998. During this period Perseverance completed 104 RC drill holes (totaling 6,245m with an average drill hole length of 60m), two diamond holes (109m) and 11 monitoring bore holes (354m). Gold mineralization was identified in drill intercepts over a 750m north-south trend and at the end of drilling a Historic Resource was estimated and reported by Perseverance in their 1999 Annual Report as shown below. However, Kirkland Lake Gold is not treating the Historic Resource as a current Mineral Resource as a QP has not done sufficient work to classify the Historic Resource, or comment the reliability of the estimate.

No exploration activity has been undertaken on the Hallanan's Prospect since 1999 and during the intervening period to 2012 much has been learnt about structural controls of Fosterville-style gold mineralization at the nearby Mine Lease. Diamond drill core is virtually absent from the Hallanan's Prospect, and this coupled with an absence of any deep drilling, with RC drilling only averaging 60m in depth, the prospect is viewed by Kirkland Lake Gold as being under explored for underground gold targets. The area is to be reviewed for drill testing in the future.

10.7.3	HARRIER UG FAR SOUTH

The Harrier mineralized system is located to the south of MIN5404. Gold grades are less consistent in the Harrier System and it has largely been dominated by sub-average to average sulfide mineralization. Recent resource definition drilling in 2016 intersected visible gold in several drill holes. The Harrier System is not constrained up-dip and to the south beyond 4750mN, with both areas forming part of the 2017 proposed exploration target areas.

10.7.4	MAY REEF

The May Reef Prospect is located in the northeastern portion of EL3539, some 15km north of the Fosterville Mine Lease. Several minor historic shafts (early 1900's) occur in the area including the May Reef shaft, which is the namesake of the prospect. Shallow RAB drilling with follow up RC (eight) drilling in the area through

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

the unconsolidated gravel and clays to Ordovician turbidite bedrock identified gold and arsenic anomalism 100m west of the historical workings. The RC drilling in 1998 returned only one significant intersection (MR4: 10m @ 1.01 g/t Au from 42m incl. 2m @ 3.71 g/t Au). However, the context of the drill intercept is unclear and a review of the prospect is recommended.

10.7.5	MYRTLE CREEK

The Myrtle Creek prospect is located in the southern part of EL3539 on private land, 24km south of the Fosterville Mine Lease. The prospect is 4km northeast of, the 370Ma, Harcourt Batholith where rocks on the prospect comprise 440Ma Lower Ordovician Lancefieldian sediments, dominated by sandstone and quartzite, of the Castlemaine Supergroup. The sediments are tightly folded on an axis trending NNW, similar to that of other Bendigonian sediments east of the Whitelaw Fault. The sandstone-dominated sequence has been intruded by a granitic stock that measures 250m by 200m at surface, and by several quartz porphyry dykes up to 1.5m wide, both of which may be related to the Upper Devonian Harcourt Granodiorite.

Gold was first discovered in the Myrtle Creek area in 1858 and sporadic mining for alluvial and quartz reef gold occurred up until the 1930's. Production from the goldfield is not well recorded, but James (2005) reported quartz reefs grading 1-2oz Au per ton. Modern exploration in the general Myrtle Creek area has occurred since 1974 by companies such as Noranda Australia (rock chip sampling, geological mapping, soil geochemistry (Au, Cu)), Ghana Gold (structural interpretation of aerial photography) and BHP (stream sediments and follow up soil surveys). Perseverance explored the area from the mid 1990's to 2006, completing regional stream sediment, rock chip and soil sampling, geological mapping and petrographic work on rock samples. Northgate explored the area between 2008 and 2009, undertaking additional surface sampling in the northern area of historical workings, but the results were disappointing with the overall tenor of gold-in-soil much lower than observed elsewhere on the prospect.

In 2009 Northgate drilled 10 diamond holes (totaling 1,695m) at Myrtle Creek to test a number of proposed mineralization settings including intrusion-related, fold-fault related, dyke-related and disseminated styles. Much of the drilling was centered about a 600m long by x 200m wide NW trending Au-Mo soil geochemical anomaly centered on the granite stock (Quartz Hill). The drilling, reported by Dean (2010), gained financial support of a drilling grant from the Rediscover Victoria Strategic Drilling Initiative.

Two of the holes returned significant intersections of gold mineralization are reported and interpreted to be from the NE trending New Amelia Mine Shear; Down-hole widths of 10.9m @ 2.0 g/t Au from 0.9m (incl. 6.0m @ 3.1 g/t Au from 4.0m) in hole MCD004 and 8.0m @ 1.9 g/t Au from 84.0m (incl. 2.0m @ 5.2 g/t Au from 88.0m) in hole MCD006.

Anomalous gold (7.61 g/t Au peak) and molybdenum (2,882 ppm) were encountered throughout much of the prospect, particularly in proximity to the granite. Visible gold was observed twice within sheeted quartz veins and there appears to be a strong intrusion-related Au-Mo-As correlation. A significant nugget-effect may be present given the presence of coarse gold and frequent highly anomalous As/Mo results without corresponding elevated gold.

The drilling at Myrtle Creek indicates that gold occurs in structurally controlled shears and is not disseminated widely through the wall rock. This fact caused Northgate to suspend exploration on the prospect. However, the drill intercepts on the New Amelia Shear remain untested along strike and down-dip and this prospect is to be further reviewed by Kirkland Lake Gold in the future.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

10.7.6	NORTHERN AREA

The EL3539 Northern Area refers to the region north of the Goornong Township to the northern extents of the Exploration License. Previous exploration within the Northern Block was initially limited to

BHP/Homestake exploration for northern extensions of the Fosterville and O’Dwyer's Faults. However, in the 1990's PSV carried out an extensive program of roadside geochemical sampling from which sporadic gold anomalies were defined and followed up by infill RAB and shallow RC drilling (an example of this being May Reef – best intersection of 2.0m @ 3.7 g/t Au).

The existing geochemical dataset, although widespread, does not presently cover the eastern portion of EL3539 where the area is now considered prospective for gold owing to its position in relation to the Redesdale Fault corridor.

The existence of the Redesdale Fault was first proposed in late 2009 by the Geological Survey of Victoria and is supported by the 2006 State seismic transect (which passes north of EL3539), geological mapping near Redesdale and interpretation of State and Northgate gravity data. The interpretation importantly defined a number of gravity highs within the Redesdale Fault corridor, corresponding with known areas of gold mineralization including the Fosterville and O’Dwyer's Fault Systems. This identified relationship is the basis for proposing future RAB drilling between the Goornong South and May Reef Prospects where similar, but less well-defined gravity anomalies are present.

10.7.7	REDESDALE FAULT CORRIDOR

The current understanding of the underlying structural architecture in the Fosterville region provides opportunities for renewed greenfields exploration activity in relation to regional gold prospectivity. For instance, there are a number of faults interpreted and mapped in the region that appear to have similar trends as the Fosterville Fault and abut the west side (hangingwall) of the Redesdale Fault. Examples within Kirkland Lake Gold tenements include the Sugarloaf, O'Dwyer's and Drummartin Faults as well as other faults interpreted north of MIN5404 from Goornong South through the Northern Area to the May Reef gold occurrence.

Exploration will use the existing geophysical (airborne magnetics and radiometrics, gravity, ground IP), drilling and surface geochemical datasets to support renewed gold focused exploration activity in the Fosterville region.

10.7.8	RUSSELL'S REEF

The Russell's Reef Prospect is located within EL3539, approximately 2.4km south of the Fosterville Mine Lease. See Figure 9-1. The prospect is based on shallow historical shafts and pits spread over about a 250m north-south extent. Recorded historical production in the area totals 417oz from the 1897-1900 period of mining.

The area has been subjected to several lines of soil sampling, and several programs of shallow RC drilling (50 holes averaging 31m depth) undertaken over a protracted period from 1976 to 1989. Perseverance subsequently drilled nine diamond holes in 2006 to test for Fosterville style sulfide hosted gold mineralization. Three of the nine diamond holes returned drill intercepts averaging above 3.0 g/t Au.

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December 2016	Fosterville Gold Mine

These included:

•	RRD006:
	-	4.0m @ 6.1 g/t Au from 48.0m (incl. 2.0m @ 9.4 g/t Au from 49.0m)

•	RRD005:
	-	10.4m @ 2.2 g/t Au from 57.8m,
(incl. 4.3m @ 2.9 g/t Au from 57.8 and 2.3m @ 3.1 g/t Au from 65.9m)

•	RRD007:
	-	10.7m @ 3.1 g/t Au from 141.5m,
(incl. 0.9m @ 7.5 g/t Au from 147.1m and1.4m @ 12.3 g/t Au from 150.8m)

Owing to Perseverance's drilling being heavily focused on exploration targets within the Fosterville Mine Lease, no follow up diamond drilling was undertaken at Russell's Reef.

10.7.9	SUGARLOAF RANGE

The Sugarloaf Prospect area encompasses the entire length of the Sugarloaf Range, a ridge of steeply dipping sandstone and quartzite located immediately west and southwest of the Fosterville Mine Lease. The prospect area is mostly within the Sugarloaf Nature Conservation Reserve.

A compilation and interpretation of available drilling and geochemical data in conjunction with interpretation of FGM’s airborne geophysical data (acquired in 2008) and consideration of Geoscience Victoria’s (GSV)

Redesdale Fault Model indicates potential for Fosterville-style gold mineralization within the prospect area.

Exploration data in the area includes surface geochemistry, RC drilling, airborne magnetics and radiometrics and ground IP. However, it should be noted that historical (1989-1991) drilling of 36 RC holes (totaling 1,164m) in the area averages only 32m in depth and diamond drilling is absent.

Ground IP/resistivity data, collected in 2010, maps resistive chargeability anomalies beneath the Sugarloaf Range and between the range and the Fosterville Fault. In addition to this an airborne radiometric K/Th ratio anomaly in the southern part of the prospect may represent a potassium alteration halo proximal to faulting. The K/Th ratio anomaly also has a coincidental and similar trend to the Sugarloaf Fault IP chargeability anomaly. The chargeability anomaly could be caused by the presence of subsurface black shale stratigraphy and/or sulfides.

Kirkland Lake Gold will review the prospect with the intent of undertaking ground exploration at the prospect in the future.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

11    SAMPLE PREPARATION, ANALYSES & SECURITY

11.1	SAMPLING METHOD AND APPROACH

For the period 1987-1991 (Bendigo Gold Associates, then Brunswick), drilling used a cross over type hammer and significant down-hole contamination is suspected for some holes below the water table where the rig was unable to produce dry samples. This drilling method is likely to have produced a relatively poor sample quality. During this time RC drill samples were collected at one meter intervals using ‘spear’ sampling. Although this sampling method is likely to have produced a relatively poor sample quality, the drilling was confined to oxide pits that have subsequently been mined and so is not relevant to the Resources and Reserves included in this report.

From the acquisition of the project by Perseverance in 1992 through to the present, all RC drilling through mineralization has been collected at one meter intervals and sampled as two meter composite samples. Prior to 1995, samples were collected using ‘spear’ sampling. Since 1995 all RC holes have been sampled using a riffle splitter split to either 12.5% or 6.25% depending on the drill hole diameter. After 1996, if the sample was unable to be kept dry the hole was finished with an NQ2 diamond tail. In the central area, spear samples comprise 16% of all mineralized samples and 28% of all mineralized RC samples. All RC holes were completely sampled.

As part of the 1997 Feasibility Study several of the FO prefixed holes (see Table 10-1) with long, high-grade intersections were twinned with RC holes drilled with a much bigger compressor and a face sample hammer resulting in dry samples. These twin holes demonstrated that there was significant down-hole contamination in the FO holes (Perseverance, 1997). As a result, the FO holes were only used for estimating oxide resources and reserves where it is assumed that dry samples were recovered and down-hole contamination was not an issue.

In the diamond drill core, all visible sulfide mineralization, quartz vein stockworks and LQ veins plus at least three meters of apparent waste either side is sampled. Samples are cut to geological boundaries and within a length range of 0.05m to 1.3m, with a preferred length of one meter. Infill diamond holes (spaced at 25m or less) are full core sampled; the entire core sample is broken with a hammer in the tray and moved directly into the sample bag. All other core is halved using a diamond saw and the upper half of the core dispatched for analysis and the lower half returned to the core tray in its original orientation. The PQ core was sampled by cutting a sliver equivalent in volume to half NQ2 core from the top of the core. Recovery of diamond drill core is acceptable where it is determined that over 90% recovery for a run has been achieved. If recovery is proven to be less due to core loss or because of poor ground, the samples may not be used for Mineral Resource estimation.

In underground sampling, an attempt is made to sample every round (3 to 4m nominal advance) in the ore- drives where safe to do so. Sample intervals are chosen based on structure, mineralization and lithology, and are a minimum of 0.1m and a maximum of 1.5m in length. Mapping data that was collected at the same time as the samples is used to validate the sample results.

Figure 11-1 includes some 576 duplicate face sample pairs were collated including face sample duplicates taken on the Phoenix 4380mRL and the Phoenix 4280mRL. With outliers removed, the duplicates show a moderate correlation with an R2 of 0.6402. This study covered the underground face sampling method used throughout the mine since ore driving commenced in late 2006 to ore driving completed to the end of 2016. Face sampling data is used to refine resource domain boundaries. Sample grades from face sampling are not used in the resource estimation process.

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December 2016	Fosterville Gold Mine

Sludge holes are bored with 54mm diameter drill bits and sampled at two meter composite intervals giving a weight of between 2kg to 5 kg per sample. Cuttings are collected by a custom designed apparatus to maximize the catchment area to improve sample quantity/quality. Samples are inspected for quartz percentage, non-carbonate carbon content, sulfides present and lithology. Due to the poor quality of the samples, sludge samples are not used directly in resource estimations but may be used to define domain margins.

All remaining diamond drill core is stored on site within the fenced and gated core handling facility or within the mine compound on the backfilled Falcon Pit storage area. Assay sample pulps are also returned from the laboratory and stored at the core handling facility.

The RC samples from previous grade control programs were kept at an onsite depot for approximately three months after the receipt of final assay results. This allowed time for any re-sampling that might be necessary. The plastic sample bags photo-degrade rendering re-sampling impossible after six to 12 months and presenting an environmental hazard from windblown plastic, therefore the sample bags are disposed of as part of routine site rehabilitation works. Exploration RC pre-collar samples were collected in hessian sample bags since 2005 and similarly retained for a three-month period at the drill sites. Hessian was chosen as it poses less of an environmental hazard and allows for mechanical rehabilitation of drill sites.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

11.2	ELEMENTS ANALYZED

TABLE 11-1 ANALYSED ELEMENTS BY METHOD AND TIME PERIOD

Element/ Analysis	Reason for Analysis	Sample selection/Method/Timing
Au	Primary Commodity	All samples 25g Fire Assay, except:
fresh (non-oxide) rock until December 2004 (40g FA)
oxide samples until December 2004 (25g Aqua Regia digestion,
AAS)
production drill core sent to GAL in 2012-2016 (30g FA)
some Robbin's Hill Exploration RC and drill core sent to ALS in
2007 (40g FA), pulps sent to Bureau Veritas in 2016 (40g FA).
As	Toxic to BIOX®	Analysed since August 1995.
All Exploration drill samples 1995 - 2016.
Metallurgical diamond drill samples in 1997.
Blasthole sampling sulfide open pits 2004 - 2007.
Underground face sampling 2008 - 2009.
Stope sampling 2008 - 2009.
ICP-AES Select stope samples only 2016.
All by ICP AES, except:
Aminya 2001 - 2006 (AR50)
ALS Bendigo 1994 - 2002 (AAS)
S	Primary feed for BIOX®	All Au values over 0.5 g/t August 1995 to May 2001.
All Exploration drill samples by ICP AES 2001 to 2016.
Sulfide open pit grade control and blast holes by ICP 2005 – 2006.

All production drilling and underground sampling by LECO or
equivalent (IR detection), 2006 - 2009.
Production drill core samples on significant Au intercepts
from 2009 - 2016.
All open pit sulfide grade control RC and blast holes, 2006
- 2007. Selected blast holes 2011.
All underground face samples 2006 - 2009.
Selected sludge holes 2007 - 2008.
Selected stope samples 2007 - 2009.
Selected open pit sulfide grab samples 2011.
All open pit sulfide RC samples 2012.
Sb	Toxic to BIOX®, indicator for high-grade Au	For all Au values over 0.5 g/t August 1995 to May 2001.
From 2001, all Exploration core routinely. Production samples only where stibnite observed.
ICP AES except:
AAS on RC drilling by ALS Bendigo 1999.

50g Aqua Regia digest with AAS finish. 2002 - 2006.
XRF by Amdel 2006 - 2007
>0.6% ICP-AES derived Sb grade then OSLS modified
triple acid digest with AAS finish 2013 - 2016
Production core submitted to GAL 2015/2016 with
stibnite observed, Aqua Regia/AAS (<10%) and Acid
Digest/Titration (>10%)
NCC/TOEC	Organic carbon is preg-robbing and competes with activated carbon in CIL recovery. Historically an effective indicator for preg-robbing potential.	IR detection, LECO or equivalent carbon/sulfur analyser.
All Au values over 0.5g/t August 1995 to May 2001.

Since 2001 only where high carbon content is observed.
Sulfide open pit grade control and blast holes only
selected samples 2006 - 2007.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Element/ Analysis	Reason for Analysis	Sample selection/Method/Timing
Selected sludge samples 2006 - 2016. Selected stope samples 2007 - 2010. 2012 - 2016. Selected face samples 2007 - 2010. 2012 - 2016.
Preg- Robbing Activity	Method developed by Fosterville Metallurgy
and provided to OSLS to perform at scale,
where NCC is not an adequate proxy. Some
ore is low NCC but high preg-robbing.
Some ore is low preg-robbing despite high
	NCC.	Selected face samples 2014. Selected stope samples 2014 – 2016.

11.3	DESCRIPTION OF ANALYTICAL TECHNIQUES

All of the gold analyses used in the sulfide resource model in the 2000 Sulfide Feasibility Study were fire assays of a 40g charge carried out by ALS at Bendigo, a commercial laboratory (non-accredited). The other elements were analyzed by a variety of techniques at a variety of laboratories. A full program of repeats, standards and inter-laboratory check sampling was conducted on the gold analyses.

For the 2001 – 2004 NQ2 SPD diamond drilling campaign, gold analyses were determined by fire assay of a 40g charge by AMDEL in Adelaide, a commercial laboratory (ISO 9001 accredited). A 30 element suite including As, S and Sb was analyzed by ICP-AES from a separate 5g charge following HNO3/HF digestion. From November 2002 to August 2003 TGC (total graphitic carbon) was analyzed on a selective basis. A full program of repeats, standards and inter-laboratory check sampling was conducted on the gold analyses.

Since 2005, independent On Site Laboratory Services (OSLS), a commercial laboratory based in Bendigo, has been the primary provider of analytical services to the operation. The OSLS Bendigo laboratory gained ISO 9001 accreditation in October 2008 with registration ISO9001:2008 (CERT-C33510).

OSLS use a combined crusher and mill to pulverize the entire sample to a nominal 90% passing 75µm. A 25g sub-sample is analyzed for gold by fire assay with an AAS finish. A 0.5g sub-sample of the pulp is digested in a HNO3/HCl digest and then analyzed for Ag, As, Bi, Ca, Cu, Fe, K, Sb and S by ICP-AES. A full program of repeats, standards and inter-laboratory check sampling was conducted on the gold analyses.

An audit of the OSLS facility was completed for Perseverance by an external consultant during 2007 (Stewart, 2007). This audit found that OSL’s procedures were adequate and presented no major risk to the resource estimate. There were areas for improvement identified with the following corrective actions taken during the second half of 2007:

  Temperature variation within the drying oven is now being measured and recorded;
  Sizing analysis for all pulps is now being conducted and recorded;
  Calibration of scales is now being recorded and documented;
  Further improvements also included AAS electronic data capture in 2011; and
  Fosterville staff has formal monthly laboratory meetings to discuss performance.

Work undertaken by employees of Fosterville is limited to core logging and the mark-up, cutting and bagging of samples. All other sample preparation and analysis was conducted off-site at the commercial laboratories.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Since April 2015, Gekko Analytical Laboratories (GAL) have been contracted to provide analytical services for diamond core and underground face samples. Analytical techniques include fire assay for gold, titration and atomic absorption spectrometry for Antimony, combustion analysis and Infrared detection for both sulfur and Non-organic Carbon. Gekko Analytical Laboratories gained National Association of Testing Authorities, Australia accreditation (NATA) in October 2015 with accreditation number, 19561.

All samples are dried at approximately 105 degrees C. GAL uses a Jaw crusher to crush the sample material to 8mm. The sample is then placed within a Boyd crusher and rotary splitter combination to enable further crushing to 3mm and optional splitting of the sample if it weighs in excess 3kg. Pulverization takes place with up to 3kg of sample to achieve 90% passing 75um. Sizing is reported with Au assays at 1:20 frequency. Approximately 120g of pulverized sample is scooped into a wire and cardboard pulp packet. Two pulp packets are created as a lab duplicate at a frequency of 1:10. A 25g scoop of sample is taken from the pulp packet and smelted with 180g flux. A 10g scoop from the pulp is re-fired for comparison if the initial grade was determined at >50g/t. Antimony is analyzed by using an aqua regia digestion with an AAS finish. If the result is over 1% Sb, the sample is then analyzed by an acid digestion and titration. Total sulfur is analyzed using combustion analysis followed by Infrared detection. Non-Carbonate carbon is analyzed by weak acid digest and combustion analysis followed by Infrared detection (LECO).

A laboratory audit in June 2015 was conducted by FGM personnel at the GAL Ballarat facility. Its primary focus was to assess the preparation and handling of FGM’s sample material through the GAL laboratory and to observe the data and material handling process. No major risks were observed.

Due to commercial reasons, GAL laboratories and Fosterville Gold Mine ceased conducting business together in April 2016. Some left over analytical work continued until shortly after this time. On Site Laboratory Services have since serviced Fosterville Gold Mines’ production and diamond drill sample requirements.

11.4	QAQC

Fosterville uses independent assay laboratories, which provide assay data in digital form. Since July 2007 OSLS has been the main assay laboratory used to assay drill and grab samples. GAL received a percentage of diamond core samples and all production face samples from April 2015 through June 2016.

Quality Assurance and Quality Control (QAQC) are completed on sampled after being imported into the database. Assays not passing the QAQC tolerances on blanks, standards, duplicates and repeats are retained in the database but are not available for viewing or Resource work within Mine Sight. Where it is determined the sample itself is compromised, rather than the analysis, then the sample is demoted and its assays also are not reported Mine Sight or other applications.

Any values falling beyond defined quality parameters are investigated according to laboratory and company procedures. Sufficient proof or suspicion of error requires re-assays on the affected portion of a job, where the original assays are rejected, and the results from the subsequent batch (provided these pass QAQC processes) are used instead.

The QAQC review process has been improved and developed over the years. The system comprises four main strands with the reliance on standards (certified reference materials), duplicates, repeats and blanks samples. Each strand is summarized below.

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December 2016	Fosterville Gold Mine

11.4.1	STANDARDS

Drilling programs up to the end of 2007 included the use of four gold mineralized standards provided by Gannet Holdings Pty Ltd (ST148, ST109/0285, ST73/7192 and ST43/7194) and one standard prepared from approximately 500kg of Fosterville sulfide mineralization from previous RC drilling (AA). Over time the use of gold mineralized standards from Gannet Holdings Pty Ltd has diminished, with alternative suppliers being favored.

Since 2008, a further 22 gold standards have been adopted for use at Fosterville, with 18 of these still available for use. Of these available standards, only a small selection is “active” (in use) at any one time, to ensure each provides a sufficiently large dataset month to month with which to effectively assess laboratory performance with respect to bias, variation, and any change in trend of these factors. Each standard remains in use for several consecutive months to gauge trends over the longer term, before gradually being replaced with a different standard with a similar mean. Active standards are rotated occasionally to prevent predictability of expected means and to demonstrate that standards are being accurately analyzed.

FGM purchase “fit for purpose” standards from Geostats Pty Ltd as certified reference materials. Unlike laboratory standards these standards are submitted for analysis in particular order with a lab consignment so as to better test the laboratory’s accuracy at different grade ranges. FGM standards are inserted at a rate of about one in forty, and have a wide range of gold grades extending from less than 0.3 g/t Au to about seven times the average ore grade expected at Fosterville. (Details are not given due to data integrity reasons).

OSLS have included lab standards with assay results since August 2012. All GAL jobs have been reported with lab standards.

Table 11-2 documents the lab standards reported by OSLS in 2016, along with the nominal ranges used to validate them.

TABLE 11-2 OSLS LABORATORY STANDARDS, g/t Au

STANDARD ID	Expected Mean	Mean – 3SD	Mean + 3SD
ST345	0.055	0.040	0.070
ST588	1.61	1.49	1.73
ST37/6373	1.69	1.48	1.90
ST643	4.92	4.50	5.34
ST507	4.94	4.55	5.33
ST484	7.49	6.74	8.24

Table 11-3 GAL Laboratory Standards, g/t Au documents the lab standard reported by GAL in 2016, along with the nominal ranges used to validate them.

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December 2016	Fosterville Gold Mine

TABLE 11-3 GAL LABORATORY STANDARDS, g/t Au

STANDARD ID	Expected Mean	Mean – 3SD	Mean + 3SD
ST528	0.51	0.42	0.60
ST484	7.52	6.62	8.42
ST725	12.38	11.00	13.76
ST448	13.29	11.52	15.06

As recommended by QG (Quantitative Group Pty Ltd), reported populations associated with a given laboratory/method are intermittently reviewed against certified ranges. Where populations are sufficiently large (usually greater than 400 assays) the mean and standard deviation of the reported population is calculated, and these are used to assess the standards performance, in place of the certified values, for that laboratory/method.

11.4.2	LAB DUPLICATE SAMPLES

Laboratory pulp duplicates are provided as part of internal lab QC as an indication of preparation/pulverization homogeneity, but may also indicate random analytical errors. Laboratory duplicates are selected at random at a rate of approximately one in ten and constitute a second ~200g subsample taken from the pulveriser. From this stage of lab preparation, the duplicate is treated as an additional sample and undergoes the same process at the same time as the original aliquot being used to represent the submitted sample.

Fosterville sulfide samples have historically shown to be highly repeatable.

A review of OSLS laboratory duplicate data collected from 2012 to 2015 found a very strong correlation with an R2 of 0.98. GAL lab duplicate data collected during 2015 had an R2 correlation coefficient of 0.94.

In 2016, the combined dataset of OSLS and GAL 25g Fire Assay duplicates on primary sulfide samples totaled 915 (Figure 11-2). This figure excludes results less than 10x lower limit of detection. Bias was insignificant (-0.83%) with an R2 of 0.997. 85.79% were within 10% AMPRD and 96.5% were within 20%.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

In 2016, the OSLS 25g Fire Assay repeats on primary samples dispatched as ‘VG’ samples totaled 121, and included values up to 2,497 g/t Au (Figure 11-3). Bias was insignificant (-0.96%) with an R2 of 0.966. 72.73% were within 10% AMPRD and 84.30% within 20%. GAL did not analyse any ‘VG’ samples in 2016.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

11.4.3	LAB REPEAT (REPLICATE) SAMPLES

Laboratory repeats are additional fires from the original pulp run in a subsequent fire. At OSLS, the lab repeats are specifically performed on a different day and by a different fire assay technician than those of the originals. At GAL, the fire was run on a different day, but there is no explicit requirement for a different technician to perform each fire. Repeats are required to be selected, run and reported by the laboratory before finalized results can be released to the FGM. Repeats may additionally be requested on specific samples at the client’s request and reported as an amendment, in support of the original values.

In 2016, lab repeats, not flagged as Visible Gold or potential, show insignificant bias (0.27%) and a strong correlation with an R2 of 0.963, from 2,501 pairs. This represents both the GAL and OSLS datasets combined and excludes results less than 10x lower limit of detection. 93.56% of these are within 10% AMPRD, and 99.65% within 20%. This dataset includes a small handful of notable outliers above 40 g/t Au, with differences such as 44.1 g/t Au vs 105.9 g/t Au (82.4% AMPRD) and 126.4 vs 73.3 g/t Au (53.2% AMPRD). It is likely that these samples were not identified at the logging stage for their potential to host coarse gold (Figure 11-4).

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Laboratory Repeats from 2016, which were flagged for Visible Gold or potential show insignificant bias (0.21%) and correlate strongly, with an R2 of 0.981 from 425 pairs (threshold 10x detection). 95 of these pairs (or 22.34%) have an assay at 200 g/t Au or more. 61.64% of the 425 pairs were within 10% AMPRD, with 82.35% within 20% (Figure 11-5).

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11.4.4	BLANKS

Field blanks were historically not used because there is a sharp visual grade contrast between mineralization and waste, which provides a natural blank. However, in 2009 the use of field blanks was adopted to assess quality control of the sample preparation; i.e. to test for contamination from one job to the next and also from sample to sample within the job. These were produced by half core sampling 1.2m intervals of barren material. Intervals showing less than 0.03ppm were then split into 0.3m lengths, with each constituting a ‘field blank’. From October 2012, this process was refined and original 1.2m samples were analysed at ppb levels, for more precise determination of values below 0.03ppm/30ppb. A minimum of two field blank samples is inserted into each diamond drill hole sample batch. At least one field blank sample is inserted at the beginning of the job, with others inserted between mineralized samples.

In the period June 2014 – February 2016 interstitial blanks were routinely inserted within zones containing potential or observed visible gold as an attempt to control and quantify contamination between samples. From February 2016 this process was improved by instead inserting quartz wash samples between samples of potential or observed coarse gold, with blanks occasionally following these to verify the effectiveness of the quartz wash.

Since August 2012 laboratory blank samples have been imported and assessed as part of the FGM QAQC process for drill core. OSLS reports blanks in Au Fire Assay only, where barren flux is fired in a new pot. Elevated grades will usually either indicate drift in calibration, or contamination during fire assay. All elemental analytical methods requested by GAL have been reported with laboratory blanks.

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11.4.5	FIELD DUPLICATES

Half core samples (cut in half longitudinally by diamond tipped saw blade) are duplicated at a rate of about one in every 80 samples per drill hole. The second half of core, usually discarded after a time or retained indefinitely for reference, is submitted blindly to the laboratory and processed like any primary sample within the same job. These test the sample representivity of the Fosterville half core sampling process and quantify the nugget effect.

Field duplicate data collected over the 2013 – 2015 period showed an R2 value of 0.96 with no apparent bias.

Field duplicates from 2016 (Figure 11-6) on sulfide samples represent 436 pairs, with insignificant bias (-0.97) and an R2 of 0.922. Excluding two extreme outliers, which are believed to contain unobserved coarse gold, the R2 becomes 0.980. Au grades peak at 28.8 g/t, supporting the hypothesis that 30 g/t is close to the upper limit for arsenopyrite-hosted gold mineralization at Fosterville, and that grades beyond this include, or consist of, different phases and styles of mineralization.

11.5	ANALYTICAL TECHNIQUE VERIFICATION

During 2016 various analytical testing was conducted to ascertain the accuracy of using the FA25g analysis technique employed at FGM with respect to the suitability of it in high-grade visible gold resources and, also to check the accuracy of the main service provider of analytical services to the mine.

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11.5.1	COMPARISON OF ANALYTICAL TECHNIQUES

During May to July 2016 a series of stope samples were collected from three stoping panels on the P4240mRL. Each stope sample was collected as a truck dump grab from the ROM. The sample were approximately 3-5kg mass in a calico bag as per standard mine geology practice. In addition to each sample being tested using the FA25g technique (see section 12.3) the pulp created for each sample was further tested for gold by fire assay with a 50g charge (FA50) and by Screen Fire Assay (SFA) techniques. The bulk of the same sample (sample mass minus pulp mass) was sub set to ~3kg (maximum) and 2kg of mass were then analysed by Leach well with the tail residue being analysed by FA25. The analysis type was selected in order of increasing sample analysing mass (sample support) to detect any analytical bias introduced by FA25.

Quantitative Group Pty Ltd consultants (2016) reviewed the stope sample data and commented regarding the limitations regarding stope sampling ROM material in that the bias represented between FA25 and Leachwell (for example) may be exacerbated. Notwithstanding this, the results do suggest that although the averages of each data set are very similar, there is a change in the nature of the correlation of the data, particularly between the FA25 and the LW data sets. There seems to be a positive conditional grade bias of the FA25 data over the other three methods with assays exceeding 20 g/t Au (Figure 11-7).

Further work will be undertaken to ascertain the worth of investigating this analytical bias and to seek the best industry practice as a standard for FGM.

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11.5.2	VISIBLE GOLD DUPLICATE SAMPLE COMPARISON

During 2016, some 81 remaining half core intervals were selected from diamond core tested quartz lode zones, many of them containing visible gold. A FA25 sample was analysed from each half of the core, similar to the normal QAQC field duplicate protocol as mentioned in section 11.4. This project was to augment the small population of field duplicates already taken in quartz lode zones so as to determine the homogeneity of the FA25 analyses from each half of the selected intervals.

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Figure 11-8 shows a raw correlation of the VG field duplicate data set (excluding a handful of extreme outliers) where even without a regression model added, a change in the correlation of the data can be discerned over the 30-40 g/t Au grade level between the two field duplicate samples. Visible gold prepping procedures were identical for all of the samples as was the analysis method. At this point FGM geology believes that there is a connection between the FA25 assay bias (Figure 11-7) and the lack of sample correlation as discerned in Figure 11-8. From this data analysis there are geological and analytical implications that require further work to identify whether sample preparation and or analytical methodology are still fit for purpose for predicting grade in high-grade areas of the FGM Mineral Resource.

11.5.3	UMPIRE LABORATORY CHECKS

Confidence in analytical accuracy is further assessed by re-submitting pulps from one laboratory to another and comparing differences in results. Such a program is usually done at least every few years.

A program of inter-laboratory checks was undertaken in 2002 comparing the AMDEL results to two other commercial laboratories – Aminya Laboratories Pty Ltd (Aminya) and Genalysis Laboratory Services (Genalysis). The two batches (147 samples) sent to Aminya returned an average of 9% higher with an R2 correlation coefficient of 0.993. The Genalysis results were 2% lower with an R2 correlation coefficient of 0.996. The inter-laboratory check samples range in grade from below detection (<0.01 g/t Au) to 45 g/t Au. This inter-laboratory check data is presented in Allwood (2003).

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During 2013, the OSLS 25g Au Fire Assay method was compared against GAL’s 50g Au Fire Assay method. All 245 samples showed an overall bias of only 2%, with an R2 correlation coefficient of 0.988.

In 2016, 82 samples were selected from various domains and their pulps submitted for umpire testwork at Bureau Veritas Minerals (Adelaide) (BV). A summary of the ore sources is shown in Table 11-4.

TABLE 11-4 UMPIRE SAMPLING BY ZONE.

Zone	Sulfide	Visible Gold	Total
Eagle	20	23	43
Harrier	15	5	20
Phoenix	13	7	20
Total	48	35	83

A correlation of FA samples from Bureau Veritas (BV) and Onsite Laboratory Services (OSLS) laboratories comprises the OSLS 25g Fire Assay method and the BV 40g Fire Assay method (Figure 11-9). Following transportation, the pulps (sourced from OSLS) were re-homogenised at BV by mat roll so as to avoid smearing and contamination in the pulveriser. Small population size should be taken into consideration when reviewing the following statistics, however the ‘Sulfide’ subset (n = 48) shows insignificant bias (0.957%) and an R2 of 0.997. Apart from a few high-grade results showing significant variation, there is a very good correlation with the results, even considering the differences in charge weight and slight acid digest differences.

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11.6	SAMPLE AND DATA SECURITY

11.6.1	SAMPLE SECURITY

The methods of sample storage and transport have remained largely unchanged throughout the life of the project.

Samples are bagged and numbered either on site at the drill rig or at the FGM core handling facility.

Samples sent to laboratories outside Bendigo were in plastic bags in lots of about five and transported using the laboratory’s pick up vehicles. On arrival at the laboratory, the list of samples sent is matched to the actual samples received and confirmation is sent by either fax or email using a sample consignment system.

Analytical laboratories have operated in Bendigo during the periods 1992 – 2000 and 2005 to present. During these periods individual samples from the drill rig or core shed have been placed in a designated area within the mine security gate and collected daily by laboratory staff. Again, on arrival at the laboratory, the list of samples sent is matched to the actual samples received and confirmation is sent by either fax or email.

Work undertaken by employees at Fosterville is limited to core logging and the mark-up, cutting and bagging of samples. All other sample preparation and analysis is conducted off-site at commercial laboratories.

11.6.2	DATA SECURITY

Data security is ensured through the use of an ‘acQuire/SQL Server’ database of all company exploration drilling information. This database includes all assays, geological and geotechnical information. As well as data interrogation, the database allows automated error checking as new data is entered. The database is backed up in full daily, and incrementally four times a day.

Access to the database is controlled by user login permissions and the acQuire software.

11.7	ADEQUACY OF PROCEDURES

It is the opinion of the Authors that the sample preparation, security and analytical procedures are adequate and have been appropriately applied over the life of the project to ensure that the data is representative and of high quality.

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12    DATA VERIFICATION

12.1	DATABASE VALIDATION

The drilling carried out by previous owners at Fosterville routinely included quality assurance and quality control checks. The nature of these checks evolved through time and these are described below. In addition, sampling QAQC consultants SMP Consultants reviewed the sampling, analytical and data storage procedures used in drilling programs to May 2002 (Crase, 2002). Data system reviews of the exploration database were also undertaken by IO Digital Systems in 2004 and 2006 (Kelemen, 2004; McConville, 2006).

The database includes numerous automated data validation methods. The database structure and the use of primary key fields prevent certain types of invalid data (e.g. overlapping sample intervals) from being stored in the database. Also, numerous checks are performed on the data when it is imported (e.g. assay QAQC performance gates, variation in down-hole surveys from previous survey).

Prior to 2000, the geological data was entered directly into the database by hand from the original hardcopy geological log with a manual validation system. From 2001 until 2008, all geological data was uploaded directly from IPAQ hand held logging devices into the database with similar automatic checks as used for the assays. Immediately after the IPAQ was uploaded a hard copy of the geological log was printed to provide an extra back up of the data. Since 2008 geological information has been entered into laptops running acQuireTM offline logging software. This software supports an increased range of logging validation that prompts the user while logging and also prior to uploading of the logged data into the Fosterville Geological SQL database.

The down-hole drilling survey data, between 2001 and 2010, was the only data hand entered into the Fosterville geology database. Allwood (2003) reports a program conducted in 2002 where approximately 10% of the SPD holes were randomly selected for checking the database against the original survey shots. This check found several errors so it was decided to check the entire down-hole survey database against the original surveys shots. All errors found were corrected. Diamond drill hole (underground holes are prefixed by UD, UDE and UDH) traces are visually checked in MineSight software against the design trace, as soon as the down-hole surveys are entered into the database.

12.2	DATA VERIFICATION

In addition to the quality control and data verification procedures discussed in detail above, the Qualified Persons preparing the Mineral Resource estimates have further validated the data upon extraction from the database prior to resource interpolation. This verification used MineSight drill views as the primary tool to identify data problems. This allowed the omission of holes if they were of questionable quality, for example due to low quality sample techniques or incomplete assaying. When coupled with the more mechanical check processes ensuring high quality data is entering the database in the first place, these checks were effective in allowing the Qualified Persons to be confident that the data was geologically coherent and of appropriate quality and adequate for use in resource estimations and reserve studies.

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13    MINERAL PROCESSING AND METALLURGICAL TESTING

Details of previous metallurgical test work conducted on a range of Fosterville ores can be referenced in the Fosterville Technical Report December 2015. Metallurgical test work is ongoing with particular focus on recoverability of gravity recoverable gold.

Several newly discovered geological structures at depth, such as Eagle, East Dipping and LPFW Faults, have gold in the form of coarse visible gold that frequently occurs with sulfide mineralization. In 2015, a series of plant trials and mineralogy surveys indicated that the visible gold is being recovered in the flotation concentrates (primarily Flash flotation concentrate) and is recoverable from this concentrate by gravity methods. A gravity gold circuit was commissioned in April 2016. The gravity circuit consists of a Knelson concentrator and Gemeni tables treating the recirculating load of the concentrate regrind mill.

In the opinion of the authors, all deleterious elements are effectively managed and it is considered that their presence does not have a significant impact on economic extraction. No identified processing factors have a significant impact on economic extraction.

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14    MINERAL RESOURCE ESTIMATES

The Mineral Resources reported are broken down into areas contained within the mine lease MIN5404 (Section 4). Mineral Resource Areas of Central, Southern, Harrier and Robbin’s Hill (Table 14-1) are defined resource areas, which were established at different times in the projects history. The Central Area contains multiple Mineral Resource models primarily for reasons of data handling. Details on Mineral Resource block model extents can be seen in Figure 14-1.

CIL Residue Mineral Resources are distinguished from in-situ Mineral Resources in Table 14-1 on the basis of differing recovery assumptions.

The current Mineral Resource estimate for the FGM is presented below in Table 14-1.

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TABLE 14-1 MINERAL RESOURCES (INCLUSIVE OF MINERAL RESERVE) FOR FGM AS AT DECEMBER 31, 2016

Mineral Resources (Inclusive of Mineral Reserves) - Fosterville as at December 31, 2016
Classification		Measured			Indicated			Inferred
		Tonnes (kt)	Grade (g/t Au)	Insitu Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (kOz)
Fosterville Fault Zone Sulfide Resources
Central Area	Upper	1,463	2.47	116	808	2.69	70	24	1.45	1
	Lower	379	11.62	141	5,296	7.95	1,354	2,441	5.96	468
Southern Area	Upper	21	3.32	2	463	2.44	36	537	2.29	40
	Lower	0	0.00	0	0	0.00	0	320	5.59	57
Harrier Area	Upper	0	0.00	0	0	0.00	0	0	0.00	0
	Lower	8	6.50	2	2,861	7.46	686	593	4.70	90
Robbin's Hill Area Sulfide Resources
Combined	Upper Lower	0	0.00	0	1,532	2.19	108	718	2.24	52
		0	0.00	0	224	3.73	27	476	4.54	69

Sulfide Upper		1,484	2.48	118	2,803	2.38	214	1,279	2.25	92
Sulfide Lower		387	11.51	143	8,380	7.67	2,066	3,830	5.56	684
Total Sulfide		1,871	4.34	261	11,183	6.34	2,281	5,109	4.73	776
Total Oxide		270	1.47	13	1,379	1.83	81	295	1.63	15
Total Oxide & Sulfide		2,141	3.98	274	12,562	5.85	2,361	5,404	4.56	792
Residues
CIL		616	7.73	153	0	0.00	0	0	0.00	0
Total		616	7.73	153	0	0.00	0	0	0.00	0

Notes:

1.	CIM definitions (2014) were followed in the estimation of Mineral Resource.
2.	For the Mineral Resource estimate, the Qualified Person is Troy Fuller.
3.	The Mineral Resources reported are inclusive of the Mineral Reserves.
4.	CIL residues are stated as contained ounces – 25% recovery is expected. Recoveries are based on operating performances.
5.	Mineral Resources are rounded to 1,000t, 0.01 g/t Au and 1koz. Minor discrepancies in summation may occur due to rounding.
6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
7.	The Mineral Resource estimate used a gold price of US$1,200 per ounce (AUD$1,500 per ounce).
8.	Cut-off grades applied are 0.7 g/t Au for oxide, 1.0 g/t Au for near-surface sulfide (above 5050mRL) and 3.0 g/t Au for underground sulfide mineralization (below 5050mRL).
9.	A minimum mining width of 2.5m was applied.
10.

Density of mineralized material applied 2.40t/m3 for oxide, 2.56t/m3 for transitional material, 2.64t/m3 for fresh material between 5000mRL and 5050mRL, 2.72t/m3 for fresh material between 4500mRL and 5000mRL and 2.78t/m3 for fresh material below 4500mRL.

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The reported Mineral Resources are as at December 31, 2016 and reported by Kirkland Lake Gold in accordance with NI43-101.

In all cases, the Qualified Person has complied with CIM standards as prescribed by NI 43-101.

The Authors are not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing and political or other relevant factors that would materially affect the Mineral Resource estimate.

The location and extents of the block models for each of these areas are displayed in Figure 14-1. Current underground mining activities are confined to the Central (Northern, Phoenix and Central Models) and Harrier (Harrier Model) Areas. Open pit mining activities were last undertaken in 2012 in the Robbin’s Hill Area (Robbin’s Hill Model).

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1000 mE
3000 mE
13000 mN
11000 mN
9000 mN
7000 mN
5000 mN
MIN5404
MIN 4456
Fosterville Mine Grid
FOSTERVILLE GOLD MINE OFFICE
LITHOLOGY
CAINOZOIC
Alluvial flood plain clay sand and gravel.
Prior stream and valley backfill deposits. Clay, silt,fine to coarse sand including quartz, mica, feldspar, ironstone, quartz gravel.
Colluvium and gully alluvium, clay, silt, sand, gravel.
Newer Volcanic Group
Tertiary sediments clay sand gravel (Parilla Sand)
PALAEOZOIC
Ordovician turbidite sequence - undifferentiated
STRUCTURE
Mineralised thrust fault
CULTURAL FEATURES
Watercourse
Lease Boundary
BLOCK MODELS
EXPLORATION
Robbin's Hill
Fosterville Hunt's
Southern
UNDERGROUND GRADE CONTROL
Northern
Central
Harrier
Phoenix North
Phoenix South
Newmarket Gold
FOSTERVILLE GOLD MINE
SURFACE GEOLOGY AND BLOCK MODEL EXTENTS DECEMBER 2016
0 500 1,000
metres

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14.1	CENTRAL AREA

14.1.1	AREA GEOLOGY

The Central Area is divided into eight current and six remnant mineralized zones.

Current	Remnant
Phoenix	Falcon
Lower Phoenix	Ellesmere
Lower Phoenix Footwall	Shamrock
Eagle	Robin
East Dippers	Griffon
Allwood	Vulture
Kestrel
Splays

Throughout 2016 the majority of drilling, mining, mapping, interpretation and subsequent Mineral Resource Modeling were undertaken within the extents of the Lower Central and Harrier Areas, below the 5050mRL. The Mineral Resources in the Lower Central and Harrier Areas are detailed in Table 14-2 .

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TABLE 14-2 CENTRAL AND HARRIER AREA LOWER SULFIDE MINERAL RESOURCES (INCLUSIVE OF MINERAL RESERVES) BELOW 5050MRL - FOSTERVILLE AS AT DECEMBER 31, 2016

Central and Harrier Area Lower Sulphide Mineral Resources (Inclusive of Mineral Reserves) below 5050mRL as at December 31, 2016
Classification	Measured			Indicated			Inferred
	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (koz)	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (koz)	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (koz)
Allwood	5	5.21	1	164	5.69	30	274	6.72	59
Eagle	67	19.34	42	433	15.07	210	61	10.39	20
East Dippers	61	12.57	24	741	6.79	162	84	5.61	15
Ellesmere	-	0.00	-	331	5.73	61	22	3.39	2
Harrier	8	6.50	2	2,085	7.92	531	274	5.11	45
Kestrel	12	5.28	2	522	4.98	84	52	4.09	7
Lower Phoenix	51	14.25	23	396	7.80	99	777	6.84	171
Lower Phoenix Footwall	26	8.58	7	365	22.18	260	320	7.38	76
Osprey	-	0.00	-	824	6.07	161	320	4.07	42
Phoenix	125	7.62	31	684	6.28	138	38	4.67	6
Raven	-	0.00	-	119	8.12	31	-	0.00	-
Robin	-	0.00	-	68	8.39	18	-	0.00	-
Splays	-	0.00	-	908	5.84	171	176	3.67	21
Vulture	-	0.00	-	517	5.04	84	635	4.56	93
Stockpile*	31	10.81	11	-	-	-	-	-	-
Total Sulphide	387	11.51	143	8156	7.78	2039	3034	5.71	557

Notes:

1.	CIM definitions (2014) were followed in the estimation of Mineral Resource.
2.	For the Mineral Resource estimate, the Qualified Person is Troy Fuller.
3.	The Mineral Resources reported are inclusive of the Mineral Reserves.
4.	CIL residues are stated as contained ounces – 25% recovery is expected. Recoveries are based on operating performances.
5.	Mineral Resources are rounded to 1,000t, 0.01 g/t Au and 1koz. Minor discrepancies in summation may occur due to rounding.
6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
7.	The Mineral Resource estimate used a gold price of US$1,200 per ounce (AUD$1,500 per ounce).
8.	Cut-off grades applied are 0.7 g/t Au for oxide, 1.0 g/t Au for near-surface sulfide (above 5050mRL) and 3.0 g/t Au for underground sulfide mineralization (below 5050mRL).
9.	A minimum mining width of 2.5m was applied.
10.

Density of mineralized material applied 2.40t/m3 for oxide, 2.56t/m3 for transitional material, 2.64t/m3 for fresh material between 5000 and 5050mRL, 2.72t/m3 for fresh material between 4500 and 5000mRL and 2.78t/m3 for fresh material below 4500mRL.

11.	*Stockpile Inventory includes Lower Central Area Mineral Resources contained within the Run of Mine Stockpile and Coarse Ore Stockpile as at December 31, 2016.

14.1.2	GEOLOGICAL MODELS

In order to constrain the mineral resource models, a number of three-dimensional geological models were generated for each zone using MineSight software. The models produced were of three types:

  structural wireframe models;
  mineralization wireframe models; and

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  waste wireframe models.

Structural models contain three-dimensional wireframe surfaces of major faults and minor structures as interpreted from surveyed data points obtained from open pit and underground mapping and diamond drill core logs. The mineralization model defines the interpreted gold-bearing mineralized envelopes and is constrained either by structural, lithological or grade boundaries. The waste model is defined by a 10m to 15m envelope surrounding the mineralization model.

Mineralization domain wireframes are constructed by the creation of solid polygons on sections that are clipped to the corresponding minimum drill spacing. This has resulted in interpretations completed on 6.25m sections in areas of open pit grade control drilling and on 25m in areas of underground grade control drilling and, 50m and 100m sections where there is only surface and underground exploration drilling.

Mineralization used within the domain boundary is selected based on a current cut-off of four gram-meters (generally two meters at 2.0 g/t Au). Mineralization below the cut-off may exist within the mineralized domain if there is adjacent supporting higher gold grade data directly adjacent or if the intercept lays central to other peripheral economic intercepts on the same interpreted structure. Sub-economic mineralization may also be included around the periphery of the domain to produce more representative estimates towards the margins of the mineralized envelope.

Data points that satisfy particular economic or geological criteria for inclusion are directly clipped into the domain solid so that the assay interval is either entirely within or entirely excluded from the interpreted mineralized envelope. Separate mineralization envelopes are created to distinguish between geologically or economically distinct zones such as high-grade/low-grade envelopes or changes in structural orientations.

Information derived from RC and diamond drill data (assays, structure, lithology, etc.) are used in the initial construction of the mineralized domains. Mineralized zones that become viable for mining are further constrained by the addition of geological mapping, surveyed structures, open pit blast hole samples, underground sludge hole and face samples (Figure 14-2).

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14.1.3	DRILLING DATA

Drill hole assay data used to produce the model was subjected to a number of data preparation processes:

1.	Files containing all drill hole logging and assay data were imported from the AcQuire production and exploration database into MineSight using an automated script.

2.	A MineSight procedure coded the drill holes with the appropriate properties from the geological models and a drill hole composite file was constructed for values inside the mineralization wireframes.

3.

The files were viewed in MineSight in order to identify holes that contained obvious erroneous data missed during the validation process. Data that was considered erroneous was either corrected or deleted from the data set. Note: step 1 and 2 were also completed prior to the geological models being finalized to ensure the interpretations were completed on a validated drill hole file.

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In combination, the Dec 2016 drill hole files used for the Central Area Models (1612_SPRM, 1612_NPRM, 1506_CRM and 1201_NRM) contained a total of 6,582 drill holes between them to estimate mineralization, of which 3,195 (48.5%) are RC holes and 3,387 (51.5%) diamond core holes. There are a number of holes that appear both in the Central Model and the Northern Model. This is to allow for smoothness of interpolation from one model boundary to another (Table 14-3).

TABLE 14-3 CENTRAL AREA RESOURCE MODEL DRILLING DATA EXTENTS

Central Area Resource Models Drilling Data Extents
Model	North Min (m)	North Max (m)	RL Min (m)	RL Max (m)	Total Holes	Diamond Holes	RC/AC Holes	% Diamond Holes	(% RC/AC) Holes
1506_CRM	6,000	8,250	4,600	5,200	2,914	1,070	1,844	36.7	63.3
1612_SPRM	5,800	7,650	3,700	5,200	1,524	1,524	0	100.0	0.0
1612_NPRM	7,300	8,700	4,000	5,200	2,481	2,481	0	100.0	0.0
1201_NRM	8,250	10,250	4,800	5,200	1,745	394	1,351	22.6	77.4
Total					8,664	5,469	3,195	63.1	36.9

* These totals include over lapping holes used in the margins of more than one model project.

14.1.3.1 Compositing

The raw sample results were composited to 2m intervals in the 1612_SPRM, 1612NPRM, 1506_CRM and the 1201_NRM (Northern) Model using the MineSight compositing procedure. A 2m composite length was selected as it encompasses a high proportion of RC drill assay data, of which a high proportion is of 2m length or greater. Further work is required to ascertain the increasing proportion of recent ~1m underground diamond assay data collated as the mine exceeds depths unobtainable to surface RC drilling.

The compositing process creates up to 2m sample length composites of the primary assay intervals in a down-hole direction honoring the coded geological domains. The MineSight software down-hole compositing routine provides an option to accumulate short intervals (up to 50% of the composite length) into the preceding interval. Assay intervals above the minimum 50% primary sample length are treated as a unique composite interval. For example, an assay interval over 1.0m in length is left in the composite file as is, and an assay interval less than 1.0m is added into the preceding composite interval (Figure 14-3). This option has been used to prevent a number of smaller intervals from forming on the down-hole margins of estimation domains, and as such all intervals can be used in the estimation process.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

A listing of descriptive statistics for the estimated domains is provided for the Northern Model (1201_NRM) in Table 14-4.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

TABLE 14-4 DESCRIPTIVE STATISTICS FOR THE NORTHERN MODEL

Model	1201_NRM		Descriptive Statistics
Date:	Dec-2011
Variable	Data Type(s)	Number of Samples	Minimum (g/t Au)	Maximum (g/t Au)	Mean (g/t Au)	Std Dev g/t	Variance g/t [2]	Coeff of Var
Code 1 Fosterville HG
Au 2.0m Composites TC 40	DD	1,701	0.01	49.60	4.61	5.45	29.70	1.18
Code 2 Fosterville LG
Au 2.0m Composites	DD	9,949	0.00	104.60	5.66	6.63	43.96	1.17
Code 3 Phoenix HG
Au 2.0m Composites	DD	4,021	0.00	60.44	5.50	6.95	48.30	1.26
Code 6 Splay LG
Au 2.0m Composites	DD	740	0.00	36.89	2.25	3.41	11.63	1.52
Code 7 Griffon
Au 2.0m Composites	DD	101	0.20	57.21	9.74	10.62	112.78	1.09

A listing of composite statistics is provided in Table 14-5 for the Northern Model (1201_NRM).

TABLE 14-5 COMPOSITE STATISTICS BY COMPOSITE LENGTH IN THE NORTHERN MODEL

Composite Length	Number	% of Composites	Mean Length (m)	Mean Grade (g/t Au)
< 1.0m	110	1%	0.24	3.37
≥ 1.0 and < 2.0	459	5%	1.44	5.49
≥ 2.0m	7,879	93%	2.01	5.39
Total	8,448	100%	1.96	5.37

A listing of descriptive statistics for the estimated domains is provided in Table 14-6, Table 14-7 and Table 14-8 for the 1612_SPRM Southern Phoenix Model, 1612_NPRM Northern Phoenix and the 1506_CRM Central Models respectively. These statistics are provided as a context for the size and the average grade in each of the domains. The 1201_NRM model name encompasses the build date of the model and infers that the model includes the latest drilling and interpolation data in that respective area. Therefore, the Northern area has not had interpretational and/or drilling additions since January 2012. Similarly, the Central Model has not had any changes since June 2015. However, the Phoenix Model includes areas within the active mining and drilling zones and was completed in December 2016.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

TABLE 14-6 DESCRIPTIVE STATISTICS OF GOLD FOR THE SOUTHERN PHOENIX MODEL

Model:	1612_SPRM		Descriptive Statistics
Date:	Dec-2016
Variable	Data Type(s)	Number of Samples	Minimum (g/t Au)	Maximum (g/t Au)	Mean (g/t Au)	Std Dev (g/t Au)	Variance (g/t2 Au)	Coeff. of Var.
Code 1 Audax
Au Raw	DD	641	0.01	8486.00	70.75	413.34	170,849.96	5.84
Au 2.0m Composites (top-cut)	DD	200	0.01	160.00	31.47	47.81	2,285.80	1.52
Code 3 Phoenix HG
Au Raw	DD	862	0.01	75.00	7.99	8.05	64.80	1.01
Au 2.0m Composites	DD	370	0.02	47.98	7.68	5.87	34.46	0.76
Code 5 Splay HG
Au Raw	DD	695	0.01	97.80	6.70	7.77	60.37	1.16
Au 2.0m Composites	DD	267	0.03	44.70	6.47	5.57	31.02	0.86
Code 6 Splay LG
Au Raw	DD	1,369	0.01	514.80	4.67	17.32	299.98	3.71
Au 2.0m Composites (top-cut)	DD	692	0.01	75.00	3.73	4.70	22.09	1.26
Code 8 Allwood
Au Raw	DD	235	0.02	29.30	5.91	4.78	22.85	0.81
Au 2.0m Composites	DD	101	0.04	21.76	5.95	3.85	14.82	0.65
Code 9 Vertical
Au Raw	DD	734	0.01	7368.00	60.53	419.63	176,089.34	6.93
Au 2.0m Composites (top-cut)	DD	255	0.09	160.00	21.49	39.87	1,589.62	1.86
Code 10 Benu W1
Au Raw	DD	271	0.01	860.00	33.61	102.54	10,514.45	3.05
Au 2.0m Composites (top-cut)	DD	87	0.02	100.00	21.90	26.49	701.72	1.21
Code 11 Swan
Au Raw	DD	327	0.01	21490.00	206.37	87.34	7,628.28	0.42
Au 2.0m Composites (top-cut)	DD	97	0.91	120.00	41.58	44.89	2,015.11	1.08
Code 12 Phoenix Base
Au Raw	DD	753	0.01	694.70	11.77	63.78	4,067.89	5.42
Au 2.0m Composites (top-cut)	DD	298	0.01	75.00	8.91	8.39	70.39	0.94
Code 13 Benu
Au Raw	DD	1,951	0.01	707.00	15.79	79.05	6,248.90	5.01
Au 2.0m Composites (top-cut)	DD	767	0.03	75.00	9.80	11.07	122.54	1.13
Code 14 Benu FW
Au Raw	DD	630	0.03	186.80	8.75	10.90	118.81	1.25
Au 2.0m Composites	DD	241	0.27	55.20	8.42	6.55	42.90	0.78
Code 15 Kestrel
Au Raw	DD	606	0.02	25.20	4.48	3.23	10.43	0.72
Au 2.0m Composites	DD	248	0.54	19.21	4.37	2.25	5.06	0.51

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Model:	1612_SPRM		Descriptive Statistics
Date:	Dec-2016
Variable	Data Type(s)	Number of Samples	Minimum (g/t Au)	Maximum (g/t Au)	Mean (g/t Au)	Std Dev (g/t Au)	Variance (g/t2 Au)	Coeff. of Var.
Code 16 Bedding East
Au Raw	DD	1825	0.01	104.00	5.27	5.66	32.04	1.07
Au 2.0m Composites (top-cut)	DD	808	0.05	75.00	5.15	4.65	21.62	0.90
Code 17 Shallow East Dippers
Au Raw	DD	215	0.09	29.08	4.83	4.08	16.65	0.84
Au 2.0m Composites	DD	88	0.55	13.47	4.64	2.60	6.76	0.56
Code 18 East Dipper
Au Raw	DD	1374	0.01	454.00	7.59	14.59	212.87	1.92
Au 2.0m Composites	DD	596	0.04	52.58	7.09	5.97	35.64	0.84
Code 20 Eagle
Au Raw	DD	320	0.02	175.00	8.81	13.63	185.78	1.55
Au 2.0m Composites (top-cut)	DD	120	0.80	75.00	7.95	7.02	49.28	0.88
Code 21 Allwood East
Au Raw	DD	649	0.01	17050.00	57.4	704.63	496,503.44	12.28
Au 2.0m Composites (top-cut)	DD	210	0.20	160.00	18.96	30.09	905.41	1.59
Code 22 Audax FW
Au Raw	DD	640	0.01	775.70	8.70	37.76	1,425.82	4.34
Au 2.0m Composites (top-cut)	DD	218	0.26	75.00	6.69	10.48	109.83	1.57
Code 23 Phoenix Base FW
Au Raw	DD	381	0.02	47.70	6.90	6.57	43.16	0.95
Au 2.0m Composites	DD	197	0.02	31.65	6.58	5.17	26.73	0.79

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

TABLE 14-7 DESCRIPTIVE STATISTICS OF GOLD FOR THE NORTHERN PHOENIX MODEL

Model:	1612_NPRM		Descriptive Statistics
Date:	Dec-2016
Variable	Data Type(s)	Number of Samples	Minimum (g/t Au)	Maximum (g/t Au)	Mean (g/t Au)	Std Dev (g/t Au)	Variance (g/t2 Au)	Coeff. of Var.
Code 3 Phoenix HG
Au Raw	DD	154	0.05	75.00	8.95	0.64	0.41	0.07
Au 2.0m Composites	DD	70	0.53	47.98	8.32	7.92	62.73	0.95
Code 5 Splay HG
Au Raw	DD	68	0.26	15.00	5.30	3.36	11.29	0.63
Au 2.0m Composites	DD	28	1.43	10.29	5.14	2.08	4.33	0.40
Code 6 Splay LG
Au Raw	DD	62	0.19	24.30	4.76	4.63	21.44	0.97
Au 2.0m Composites	DD	29	0.89	20.53	4.67	4.19	17.56	0.90
Code 8 Allwood
Au Raw	DD	88	0.32	33.30	7.89	6.81	46.38	0.86
Au 2.0m Composites	DD	40	1.60	21.76	7.85	4.63	21.44	0.59
Code 9 Vertical
Au Raw	DD	4	1.36	5.70	3.98	1.89	3.57	0.47
Au 2.0m Composites	DD	1	4.11	4.11	4.11	0.00	0.00	0.00
Code 12 Phoenix Base
Au Raw	DD	22	0.02	17.20	5.70	5.08	25.81	0.89
Au 2.0m Composites	DD	12	0.02	15.63	5.93	4.77	22.75	0.80
Code 13 Benu
Au Raw	DD	277	0.02	44.20	7.38	6.22	38.69	0.84
Au 2.0m Composites	DD	110	0.69	29.37	7.44	5.14	26.42	0.69
Code 14 Benu FW
Au Raw	DD	22	1.05	11.20	5.25	2.72	7.40	0.52
Au 2.0m Composites	DD	9	2.59	8.41	5.02	2.04	4.16	0.41
Code 15 Kestrel
Au Raw	DD	91	0.02	23.60	4.65	4.60	21.16	0.99
Au 2.0m Composites	DD	40	0.79	19.21	4.59	3.39	11.49	0.74
Code 16 Bedding East
Au Raw	DD	101	0.06	15.40	4.71	3.10	9.61	0.66
Au 2.0m Composites	DD	46	1.04	12.20	4.71	2.52	6.35	0.54
Code 18 East Dipper
Au Raw	DD	82	0.13	26.10	6.07	4.38	19.18	0.72
Au 2.0m Composites	DD	44	0.62	15.31	6.29	3.38	11.42	0.54
Code 23 Phoenix Base FW
Au Raw	DD	42	0.24	22.20	4.77	5.30	28.09	1.11
Au 2.0m Composites	DD	21	0.59	20.80	4.94	4.72	22.28	0.96

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

TABLE 14-8 DESCRIPTIVE STATISTICS OF GOLD FOR THE CENTRAL MODEL

Model:	1506_CRM		Descriptive Statistics
Date:	Jun-2015
Variable	Data Type(s)	Number of Samples	Minimum (g/t Au)	Maximum (g/t Au)	Mean (g/t Au)	Std Dev (g/t Au)	Variance (g/t2 Au)	Coeff. of Var.
Code 1 Fosterville HG
Au Raw	DD	571	0.02	72.00	7.93	6.45	41.60	0.81
Au 2.0m Composites	DD	287	0.02	28.98	7.49	4.68	21.90	0.62
Code 2 Fosterville LG
Au Raw	DD	6,993	0.00	41.00	2.81	3.71	13.73	1.32
Au 2.0m Composites	DD	6,556	0.00	41.00	2.82	3.67	13.45	1.30
Code 3 Phoenix HG
Au Raw	DD	2,694	0.01	104.80	8.37	8.67	75.20	1.04
Au 2.0m Composites	DD	1,175	0.01	49.54	7.96	6.39	40.81	0.80
Code 4 Phoenix LG
Au Raw	DD	124	0.01	27.3	4.08	4.79	22.94	1.17
Au 2.0m Composites	DD	75	0.01	17.5	4.33	4.23	17.89	0.98
Code 5 Splay HG
Au Raw	DD	873	0.01	57.60	6.41	7.01	49.10	1.09
Au 2.0m Composites	DD	394	0.01	38.18	6.11	5.55	30.80	0.91
Code 6 Splay LG
Au Raw	DD	2,291	0.00	28.80	2.24	2.85	8.14	1.27
Au 2.0m Composites	DD	1,875	0.00	24.60	2.04	2.53	6.40	1.24
Code 7 Kite
Au Raw	DD	298	0.42	28.60	8.02	5.96	35.52	0.74
Au 2.0m Composites	DD	145	1.21	23.85	7.73	4.39	19.27	0.57
Code 10 Vulture
Au Raw	DD	595	0.14	24.20	5.03	2.86	7.84	0.56
Au 2.0m Composites	DD	313	0.45	19.9	4.97	2.35	5.52	0.47
Code 11 Harrier OP
Au Raw	DD	1,635	0.00	15.33	2.44	2.69	7.24	1.10
Au 2.0m Composites	DD	1,574	0.00	15.33	2.41	2.66	7.08	1.10
Code 12 Phoenix Base
Au Raw	DD	184	0.01	52.40	10.51	8.80	77.44	0.84
Au 2.0m Composites	DD	84	0.01	32.40	10.08	7.08	50.13	0.70
Code 18 East Dipper
Au Raw	DD	245	0.06	59.40	7.52	6.50	42.25	0.86
Au 2.0m Composites	DD	114	0.32	24.61	7.25	4.06	16.48	0.56

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

A listing of composite statistics is provided in Table 14-9 for the (1612_SPRM, 1612_NPRM and 1506_CRM) Phoenix and Central Models.

TABLE 14-9 COMPOSITE STATISTICS BY COMPOSITE LENGTH FOR THE CENTRAL MODEL (1506_CRM), SOUTHERN PHOENIX (1612_SPRM) AND NORTHERN PHOENIX MODEL (1612_NPRM)

Model	Composite Length	Number	% of Comps	Mean length (m)	Mean Grade (g/t Au)
1612_SPRM	< 1.0m	770	11.7	0.64	6.43
	≥ 1.0 and <2.0m	1,655	25.2	1.37	10.66
	≥ 2.0m	4,133	63.0	2.09	15.61
	Total	6,558	100	1.74	14.23
1612_NPRM	< 1.0m	148	2.8	0.68	4.80
	≥ 1.0 and <2.0m	894	17.2	1.38	7.01
	≥ 2.0m	4,165	80.0	2.05	7.01
	Total	5,207	100	1.89	5.56
1506_CRM	< 1.0m	86	2.1	0.68	4.92
	≥ 1.0 and <2.0m	572	14.0	1.34	7.14
	≥ 2.0m	3,431	83.9	2.03	0.56
	Total	4,089	100	1.91	1.57

Variography

Modeling of the spatial continuity (variography) of gold for the Harrier and Lower Phoenix Models were carried out using Snowden’s Supervisor software. The variography for the Central and Northern Models was calculated using MineSight software. Sulfur is estimated in each domain as a variable using the domain geology shape, with a general sulfur variogram employed in the Northern and Central Models. In the Lower Phoenix Models the gold variography of the corresponding domains is employed, based on the strong correlation between Au and S. Non-Carbonate Carbon (NCC) is estimated using two broad domain shapes, encompassing east and west geometries, using a general variogram structure. Gold grade continuity is the highest along structures contained within parallel/oblique sedimentary host rock bedding contrasts. Within the parallel/oblique bedding zones it is common to see variogram structure ranges of up to 80m. In oblique/oblique host sedimentary settings the spatial grade continuity is less consistent, giving rise to variogram structures with ranges of less than 40m. Therefore, high level mining decisions (reserve block and capital development) are made where drill spacing is at least 50m x 50m and a decision to mine a given level is only made on an indicated resource with a drill spacing of 25m x 25m (sulfide hosted gold resources only). A similar rationale currently exists for confidence around the development and extraction of the visible gold quartz hosted style mineralization.

Variogram parameters used for gold in the Northern Block Model (1201_NRM) estimation are listed in Table 14-10. Variogram parameters used for Sulfur and NCC in the block model estimation in the 1201_NRM are listed in Table 14-11.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

•	Variogram parameters used for gold in the Southern Phoenix Block Model (1612_SPRM) estimation are listed in Table 14-12.

•	Variogram parameters used for sulfur and NCC in the Southern Phoenix Block Model (1612_SPRM) estimation are listed in Table 14-13.

•	Variogram parameters used for gold in the Northern Phoenix Block Model (1612_NPRM) estimation are listed in Table 14-14.

•	Variogram parameters used for sulfur and NCC in the Phoenix Block Model (1612_NPRM) estimation are listed in Table 14-15.

•	Variogram parameters used for gold in the Central Block Model (1506_CRM) estimation are listed in

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Table 14-16.

•	Variogram parameters used for sulfur and NCC in the Central Block Model (1506_CRM) estimation are listed in Table 14-17.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Fosterville 1612_SPRM (Southern Phoenix Model)	GOLD VARIOGRAM PARAMETER TABLE													
AREA	Z Rotation	X Rotation	Y Rotation	Nugget	1st Rotation Spherical Sill	Range (y)	Range (x)	Range (z)	2nd Rotation Spherical Sill	Range (y)	Range (x)	Range (z)	Total Variance (Total Sill)	Nugget
	meds rotation													
Au Waste	50	20	50	20.00	10.00	10	15	5	21	45	25	10	30.00	67%
D01 Audax	7.01	33.83	-22.76	0.69	0.14	10	14	8.5	0.17	41.5	22.5	10	0.83	83%
D03 Phoenix HG	97.09	53.78	166.07	0.11	0.78	55	45	5	0.11	100.5	48.5	10	0.89	12%
D05 Splay HG	-11.26	18.06	-116.39	0.56	0.25	35.5	20	10	0.20	75	20.5	10	0.81	69%
D06 Splays LG	0	0	-110	0.59	0.35	113.5	83	10	0.06	120	139.5	10	1.00	59%
D08 Allwood	10.3	17.2	-121.6	0.20	0.80	62	18	8					1.00	20%
D09 Vertical	-0.725	29.5	-78.49	0.81	0.05	46.5	34.5	10	0.14	142	45	20	1.00	81%
D10 Benu WVI	51.31	25.66	-163.9	0.82	0.18	50	21	10					1.00	82%
D11 Swan	-16.79	21.64	-145.5	0.88	0.05	28	20	9	0.08	74	41	10	1.01	87%
D12 Phoenix Base	-17.69	-6.41	-140.43	0.73	0.27	39	20.5	10	0.01	124	28	10	1.01	72%
D13 Benu	22.76	33.83	-127.01	0.58	0.40	10	25	10	0.02	71	43	10	1.00	58%
D14 Benu FW	39.5	21.64	-151.79	0.52	0.48	112.5	104	10					1.00	52%
D15 Kestrel	-5	40	-90	0.54	0.31	36	20	10	0.15	163	40	10	1.00	54%
D16 Bedded East	-10.73	29.5	-78.49	0.23	0.59	51	29	4.5	0.17	188.5	29.5	10	0.99	23%
D17 Shallow East Dippers	-17.5	0	16.5	0.36	0.64	32.5	29	6					1.00	36%
D18 East Dippers	16.47	-7.64	-49.57	0.18	0.32	25.5	12.5	10	0.50	45.5	74	10	1.00	18%
D20 Eagle	-12.69	6.41	-39.57	0.27	0.51	40	6.5	10	0.23	60	18.5	10	1.01	27%
D21 Allwood East	-0.79	41.56	-48.07	0.57	0.31	32.5	20.5	10	0.12	58	45.5	10	1.00	57%
D22 Audax FW	-19.33	25	-29.91	0.59	0.33	22	9.5	7	0.08	24	22	7.5	1.00	59%
D23 Phoenix Base FW	-23.32	-24.18	-128.96	0.40	0.60	68	20	10					1.00	40%

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Fosterville 1612_SPRM (Southern Phoenix Model)	SULFUR NCC VARIOGRAM PARAMETER TABLE													
AREA	Z Rotation	X Rotation	Y Rotation	Nugget	1st Rotation Spherical Sill	Range (y)	Range (x)	Range (z)	2nd Rotation Spherical Sill	Range (y)	Range (x)	Range (z)	Total Variance (Total Sill)	Nugget
		meds rotation												
D99 Waste Sulfur	50	20	50	0.30	0.19	12	10	5	0.30	33	20	10	0.79	38%
D01 Audax Sulfur	7	47	-10	0.30	0.19	8	10	8	0.30	30	30	15	0.79	38%
D03 Phoenix HG Sulfur	10	30	50	0.30	0.19	8	10	8	0.30	30	30	15	0.79	38%
D05 Splay HG Sulfur	0	20	70	0.30	0.19	8	10	8	0.30	30	30	15	0.79	38%
D06 Splays LG Sulfur	0	20	70	0.30	0.19	8	10	8	0.30	30	30	15	0.79	38%
D08 Allwood Sulfur	6	2	50	0.30	0.19	8	10	8	0.30	30	30	15	0.79	38%
D09 Vertical Sulfur	1	10	90	0.30	0.19	8	10	8	0.30	30	30	15	0.79	38%
D12 Phoenix Base Sulfur	32	35	5	0.30	0.19	8	10	8	0.30	30	30	15	0.79	38%
D13 Benu Sulfur	57	35	5	0.30	0.19	8	10	8	0.30	30	30	15	0.79	38%
D14 Benu FW Sulfur	5	15	70	0.30	0.19	8	10	8	0.30	30	30	15	0.79	38%
D15 Kestrel Sulfur	5	10	35	0.30	0.19	8	10	8	0.30	30	30	15	0.79	38%
D16 Bedded East Sulfur	0	15	67	0.30	0.19	8	10	8	0.30	30	30	15	0.79	38%
D17 Shallow East Dippers Sulfur	358	15	-80	0.30	0.19	8	10	8	0.30	30	30	15	0.79	38%
D18 East Dippers Sulfur	8	17	-38	0.30	0.19	8	10	8	0.30	30	30	15	0.79	38%
D19 Sphinx Sulfur	358	15	-47	0.30	0.19	8	10	8	0.30	30	30	15	0.79	38%
D20 Eagle Sulfur	0	35	305	0.30	0.19	8	10	8	0.30	30	30	15	0.79	38%
D21 Allwood East	0	35	305	0.30	0.19	8	10	8	0.30	30	30	15	0.79	38%
D22 Audax FW	5	36	70	0.30	0.19	8	10	8	0.30	30	30	15	0.79	38%
D23 Phoenix Base FW	0	35	305	0.30	0.19	8	10	8	0.30	30	30	15	0.79	38%
D90 NCCOD	0	15	-65	0.01	0.01	20	10	5	0.00	50	30	10	0.02	58%
D91 NCCOD	0	15	75	0.01	0.01	20	10	5	0.00	50	30	10	0.02	58%

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1506_CRM (Central Model)	GOLD VARIOGRAM PARAMETER TABLE																
AREA	Z Rotation	X Rotation	Y Rotation	Nugget	1st Rotation Spherical Sill	Range (y)	Range (x)	Range (z)	Z Rotation	X Rotation	Y Rotation	2nd Rotation Spherical Sill	Range (y)	Range (x)	Range (z)	Total Variance (Total Sill)	Nugget
	meds rotation								meds rotation								
D01 Fosterville HG	116	65	-50	3.70	5.70	7	5	5	116	65	-50	4.8	48	55	15	14.20	26%
D01 Fosterville HG outlier estimation	355	15	50	20.00	10.00	7	7	7								30.00	67%
D02 Fosterville HG	0	20	70	3.70	5.70	7	5	5	0	20	70	4.8	48	55	15	14.20	26%
D03 Phoenix HG	10	30	50	20.00	10.00	10	15	5	10	30	50	21.0	45	25	10	51.00	39%
D03 Phoenix HG var 2	280	-50	5	20.00	10.00	10	15	5	280	-50	5	21.0	45	25	10	51.00	39%
D04 Phoenix LG	0	20	50	2.40	1.00	10	15	5	0	20	50	2.65	35	25	10	6.05	40%
D05 Splay HG	0	20	70	7.00	1.00	10	10	5	0	20	70	11.8	30	20	10	19.80	35%
D05 Splay HG var 2	60	46	30	7.00	1.00	10	10	5	60	46	30	11.8	30	20	10	19.80	35%
D06 Splay LG	0	20	70	7.00	1.00	10	10	5	0	20	70	11.8	30	20	10	19.80	35%
D06 Splay LG var 2	280	-50	5	7.00	1.00	10	10	5	280	-50	5	11.8	30	20	10	19.80	35%
D07 Kite	5	25	50	7.00	1.00	10	10	5	5	25	50	11.8	30	20	10	19.80	35%
D07 Kite var 2	270	-45	5	7.00	1.00	10	10	5	270	-45	5	11.8	30	20	10	19.80	35%
D10 Vulture	10	20	50	2.00	2.00	25	20	5	10	20	50	2.5	60	35	8	6.50	31%
D10 Vulture var 2	91	50	-10	2.00	2.00	25	20	5	91	50	-10	2.5	60	35	8	6.50	31%
D10 Vulture Outlier Estimation	355	15	50	20.00	10.00	7	7	7								30.00	67%
D11 Harrier OP	350	0	75	2.52	2.02	10	5	5	350	0	75	2.9	28	30	13	7.47	34%
D11 Harrier OP var 2	55	70	30	2.52	2.02	10	5	5	55	70	30	2.9	28	30	13	7.47	34%
D12 Phoenix Base	57	35	5	20.00	10.00	10	15	5	57	35	5	21.0	45	25	10	51.00	39%
D12 Phoenix Base var 2	50	45	30	20.00	10.00	10	15	5	50	45	30	21.0	45	25	10	51.00	39%
D12 Phoenix Base Outlier Estimation	355	15	50	20.00	10.00	7	7	7								30.00	67%
D18 East Dippers	358	15	-47	0.06	0.10	125	50	25								0.16	39%
D18 East Dippers var 2	338	53	-58	0.06	0.10	125	50	25								0.16	39%

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14.1.4	RESOURCE MODELING

Block Models

For reasons of data handling, the Central Area was divided into four separate block models – Northern, Central, Southern Phoenix and Northern Phoenix, with the following extents and block dimensions contained within (Table 14-18) (Figure 14-6).

TABLE 14-18 CENTRAL AREA BLOCK MODEL DIMENSIONS

Parameter	Northern	Central	Northern Phoenix	Southern Phoenix
Northing Min (m)	8,250	6,000	7,450	6,000
Northing Max (m)	10,250	8,250	8,500	7,450
Easting Min (m)	1,400	1,400	1,400	1,300
Easting Max (m)	2,100	2,100	1,850	1,850
RL Max (m)	5,200	5,200	4,600	4,600
RL Min (m)	4,800	4,600	4,150	3,700
X direction m (East)	2	2	2	2
Y direction m (North)	10	10	10	10
Z direction m (Vertical)	5	5	5	5

All models use Ordinary Kriging to interpolate grades.

Top Cuts

Historically, gold grades generated by disseminated sulfides were top cut to 75 g/t Au in order to limit the influence of a low number of high-grade intercepts. This changed in late 2014 when the Central Area saw an increase in the number of high-grade assays associated with visible gold intersections into the Phoenix, Lower Phoenix and Eagle Areas. A review of applicable top cuts was carried out in 2016 and due to the frequency of high-grade composites increasing in the model, (Table 14-19) a change in top-cut grades was made in a number of domains. An independent review of top-cutting methodology from QG consultants consolidated the CV top cut optimization approach, with additional review and reconciliation work continuing into 2017.

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TABLE 14-19 COMPARISON BETWEEN NUMBER OF COMPOSITES PRESENT ABOVE THE CUT-OFF VALUE FROM 2014 TO 2016 FOR THE SAME RESOURCE AREA

Model Year	2m Composite Grade Cut-off (g/t Au)
	25 g/t	50 g/t	75 g/t	100 g/t	150 g/t	200 g/t
	Number of Composites above Grade Cut-off
2014	72	20	14	10	8	5
2015	208	75	60	46	34	23
2016	282	143	112	84	68	48

On review of the Central Area dataset in 2014, QG recommended utilizing the Coefficient of Variation (CV) statistic as an outlier identification tool. The methodology involved sorting the grades from highest to lowest, then tabulating and plotting the mean Au and mean CV versus the number of composites removed. This method was employed in conjunction with the examination of histograms and log probability plots of the grade data sets to determine top cuts. These methods were consolidated in late 2016 following the introduction of the geostatistical package, Supervisor, with the mean and variance plots and log probability plots generated providing comparable results to the manually generated CV plots. Using the methodology, combined with a review of model vs mill reconciliation performance, a number of component domains in the Phoenix Resource Model had their top cuts adjusted (Table 14-20 and Table 14-21).

For the majority of the mineralized domains containing high-grade assays associated with visible gold the top cut has been set to 160 g/t Au, associated with an inflection in both the mean and variance (Figure 14-4) and log probability plots (Figure 14-5). The D11 Swan domain is the exception, with a more conservative 120 g/t Au top cut applied given the extremely high-grades but low data support.

As data populations increase through additional drilling and mining in the visible gold environments of the Lower Phoenix Area top cuts will be revised on an ongoing basis.

In addition to the gold top cut, an interpolation range limit was imposed on samples in most of the domains within the Phoenix 1512_PRM Resource Model. The range limits imposed, vary between 10 and 60m for assay grades varying between 12-30 g/t Au. This limit was imposed to decrease the importance of locally estimated blocks with very high composite sample grades (>70 g/t Au) where sample support was low.

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TABLE 14-20 TOP-CUTS APPLIED TO GOLD WITHIN THE SOUTHERN PHOENIX RESOURCE MODEL 2016

Domain Name	Domain Number	Top-Cut Applied\ (g/t Au)
Audax	1	160
Phoenix HG	3	75
Splay HG	5	75
Splay LG	6	75
Allwood	8	75
Vertical	9	160
Benu W1	10	100
Swan	11	120
Phoenix Base	12	75
Benu	13	160
Benu FW	14	75
Kestrel	15	75
Bedded East	16	75
Shallow East Dippers	17	75
East Dipper	18	75
Eagle	20	75
Allwood East	21	160
Audax FW	22	75
Phoenix Base FW	23	75
Phoenix HG	3	75

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TABLE 14-21 TOP-CUTS APPLIED TO GOLD WITHIN THE NORTHERN PHOENIX RESOURCE MODEL 2016

Domain Name	Domain Number	Top-Cut Applied (g/t Au)
Phoenix HG	3	75
Splay HG	5	75
Splay LG	6	75
Allwood	8	75
Vertical	9	75
Benu W1	7	75
Phoenix Base	8	75
Benu	9	160
Benu FW	14	75
Kestrel	15	75
Bedded East	16	75
Shallow East Dippers	17	75
East Dippers	18	75
Sphinx	19	75
Phoenix Base FW	23	75

Search Criteria

Gold, Sulfur and NCC grades are interpolated into blocks meeting the following criteria:

  Greater than 1% of the block volume is inside one of the domain envelopes;
  Blocks within one of the domain solids; and
  Blocks whose ellipsoid includes at least one composite, depending on the particular mineralized envelope.

The search ellipsoid geometries were based on optimized variogram models, also taking into account the geology and drill spacing of the relevant zone so that a block could ‘see’ at least the nearest sections along strike and holes up or downdip.

Only composites meeting the following criteria are used to interpolate any one block, where:

  Composites (to a maximum of 35) within the search ellipsoid dimensions and search area limits;
  Where more than 35 composites lie within the search ellipsoid, the closest 35 samples in anisotropic ellipsoid space are used;
  There was no directional de-clustering employed in the 1612_NPRM Model, 1612_SPRM Model or the 1506_CRM Model. A maximum of 10 composites per quadrant were estimated in a four sector quadrant search in the 1201_NRM Model (Table 14-25);
  Codes of both the composite and the block were matched by correlating the coded composite item with the coded block model item; and
  A maximum of ten composites can be taken from any single drill hole.

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In order to optimize the search ellipsoids used for interpolation, variogram fans were calculated and analyzed. The variogram model with the best structure and longest range that was concordant with known geological trends or interactions was utilized to dictate the search ellipsoid. A Kriged ‘de-bug’ search ellipsoid was also created in MineSight on selected domains for the variogram to be used allowing visual inspection of the composites and Kriging weights calculated for the block at the center of the ellipsoid.

Search ellipsoids in Figure 14-7 show the maximum range extents that composites were employed to estimate a block. Range extents for the 1612_SPRM Model can be seen in Table 14-22, with the extents for the 1612_NPRM Model in Table 14-23. Search routines used to interpolate blocks in the model are a combination of a broad extensive searches based on a low sample support estimate combined with an overprint of a tighter estimation with a maximum search distance no greater than the range calculated in the variogram model.

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The majority of the domains in the 1612_NPRM model have a moderate southerly plunge, following the observed mineralized shoot geometry resulting from the intersection of the main fault structures with secondary splay faults as well as the southerly plunging fold hinges. An example of the search direction in the 1612 SPRM following the observed structural interactions can be seen in Figure 14-7, which shows the search ellipsoid for DOMAIN=13 Benu plunging on a similar orientation to the intersecting DOMAIN=1 Audax.

Additional ‘outlier’ sub domains were employed within selected domains in the 1612_SPRM Model, 1612_NPRM Model and the 1506_CRM. This was to restrict the influence of lower grade composite gold values smearing into high-grade areas of the resource shown in Table 14-24.

Figure 14-8 depicts the DOMAIN=13 Benu Resource with its first and second search ellipsoids for gold interpolation. Rotations are in MineSight coordinates.

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The resultant block models are tightly constrained by wireframe models derived from detailed geological interpretation and modeling of the mineralized zones. This provides the vital basic geological control over the computer-generated grade estimations. A section through the block model is included in Figure 14-8.

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1500 E
1550 E
1600 E
4250
4200
Grams per tonne
up to 0.3
0.3 to 1.0
1.0 to 3.0
3.0 to 4.0
4.0 to 5.0
5.0 to 8.0
8.0 to 15.0
15.0 to 30.0
30 and greater
DOMAI
N=13
DOMAIN=21
Allwood East
DOMAIN=20
Eagle
DOM
AIN=2
-
DOMAIN=9
Vertical
DOM
AIN=
DOM
AIN=
-
Fosterville Gold Mine Section Looking North
0
25
50
Metres
Newmarket Gold

FIGURE 14-8 6700mN CROSS-SECTION OF THE PHOENIX MODEL Au g/t

The above figure shows DOMAIN=13 Benu, DOMAIN=9 Vertical, DOMAIN=21 Allwood East, DOMAIN=20 Eagle, DOMAIN=22 Audax FW, DOMAIN=5 Splay HG and DOMAIN=6 Splay LG mineralization envelopes.

Bulk Density

During the course of 2013, a review was conducted of the bulk density values used at Fosterville including analysis of all diamond core data and grab sample analysis from known production locations. Bulk density measurements conducted on production samples via a water displacement method (Lipton, 1997) shows the average densities of mineralized material at 2.79t/m 3, stibnite material at 3.20t/m 3 and waste material at 2.76t/m 3 (Table 14-26). Further support can be seen in Figure 14-9, where a total of 1,078 samples of mineralized and un-mineralized samples were charted against their respective reduced level. From the graphs produced, it can be observed that data below 4500mRL are greater than the previously used model bulk density value of 2.72t/m 3. When looking at only mineralized samples above a 1.0 g/t Au cut-off in Figure 14-10, there is a clear step change below 4500mRL with an average density of 2.80t/m 3. It is important to note that data points around 4200mRL shown in Figure 14-10 show a drop in density, however, this is due to insufficient number of samples taken at around this level. A decision was made to increase model density below 4500mRL from 2.72t/m 3 to 2.78t/m 3 given the supporting evidence.

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TABLE 14-26 BULK DENSITY SAMPLES FROM UNDERGROUND PRODUCTION LOCATIONS

Source	Reduced Level (m)	Description	Calculated Density (t/m3)
O4640	4640	Mineralized	2.77
O4640	4640	Mineralized	2.68
C4480	4480	Mineralized	2.75
C4480	4480	Mineralized	2.94
C4480	4480	Stibnite	3.52
C4460	4460	Mineralized	2.84
C4460	4460	Mineralized	2.75
C4460	4460	Stibnite	3.00
C4460	4460	Stibnite	3.07
C4460	4460	Waste	2.67
C4460	4460	Waste	2.77
C4480	4480	Waste	2.82
C4480	4480	Waste	2.79
O4640	4640	Waste	2.70
O4640	4640	Waste	2.79

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Bulk Density - All Data by Reduced Level
Bulk Density (t/m3)
2.79
2.78
2.77
2.76
2.75
2.74
2.73
2.72
2.71
2.70
2.69
2.68
4100
4200
4300
4400
4500
4600
4700
4800
4900
5000
5100
Reduced Level (m RL)

FIGURE 14-9 DIAMOND DRILL CORE BULK DENSITY VALUES VS. REDUCED LEVEL FOR DATA UP TO OCTOBER 2013

Bulk Density - Material > 1g/t Au
Bulk Density (t/m3)
2.81
2.80
2.79
2.78
2.77
2.76
2.75
2.74
2.73
2.72
4100
4200
4300
4400
4500
4600
4700
4800
4900
5000
5100
Reduced Level (m RL)

FIGURE 14-10 DRILL CORE BULK DENSITY VALUES (INTERVALS >1 g/t Au) VS. RL FOR DATA UP TO OCTOBER 2013

Bulk density within the oxide zone from surface to base of complete oxidation is determined from RC drilling, and test work assigns it a value of 2.40t/m 3. Fresh rock is then divided into four zones determined by test work carried out on the diamond drill core. The three categories are based on reduced level with transitional material between fresh and oxide above 5050mRL assigned 2.56t/m 3, fresh material between 5050mRL and 5000mRL assigned 2.64t/m 3, fresh material between 5000mRL and 4500mRL assigned 2.72t/m 3 and fresh material below 4500mRL assigned 2.78t/m 3 (Figure 14-11).

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14.1.5	MINERAL RESOURCE CLASSIFICATION

The Mineral Resource estimates were generally classified according to the following parameters:

  Areas that have proximal underground development (as a draw point to a stoping block) were classified as Measured Mineral Resources with the Resources having adjacent mapping, face sampling and sludge sampling through the area. This does not extend to the material in stoping blocks below the lowest developed level in the area.

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  Areas drilled from a spacing of 50 x 50m to a spacing of 25m x 25m were classified as Indicated Mineral Resources.
  Areas drilled to spacing wider than 50m x 50m were classified as Inferred Mineral Resources.

These parameters may vary subject to the level of geological confidence in specific areas. Visible gold Indicated Mineral Resources generally required a spacing of no less than 25m x 25m.

Figure 14-12 depicts Mineral Resource classifications encompassing the Central and Phoenix Areas as at December 31, 2016.

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John's Pit
Harrier Pit
Ellesmere Pit
Ellesmere Portal
Falcon Portal
Falcon Pit
LEGEND
December 2016 Mineral Resource
- Measured
- Indicated above 5050m Rl
- Indicated below 5050m Rl
- Inferred
Resources are reported using the lower cut-offs:
0.7g/t Au for Oxide.
1.0g/t Au for Transitional and Fresh Resources above the 5050m Rl.
3.0g/t Au for all Resources below 5050m Rl
December 2016 Mineral Reserve
- Proved and Probable Stope Reserve
- Proved Probable Development Reserve
December 2016 Mining Depletion
- Mined from Underground and open cut methods.
Fosterville Gold Mine
0
500
1000
Metres
Newmarket Gold

FIGURE 14-12 LONGITUDINAL PROJECTION LOOKING WEST, SHOWING MINERAL RESOURCES CLASSIFICATION

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14.1.6	RESULTS

Results for the Mineral Resources contained in the Central Area (Central, Phoenix and Northern Model) are provided in Table 14-1.

14.2	HARRIER AREA

The Harrier UG Area resides within the bounds of the Southern Model Area and replaced the Wirrawilla region in 2009, while not encompassing the Daley’s Hill Open Pit region. Project definitions and model boundaries were altered to coincide with the transition of the Harrier UG project from Exploration to Mine Geology (Figure 14-1).

In late 2009 a detailed review of the information gathered was undertaken to determine mining risk. Analogues derived from systems developed to understand Central Area geology were applied to the Harrier UG dataset. While fundamental Fosterville geological principles such as the larger faulting systems, stratigraphy and plunge were found to be sound; the inter-relationship between structure and grade required further investigation. Further discussion of the Harrier geological domains is covered in Section 7.5.2.

14.2.1	DRILLING DATA

Compositing

Similar to the Phoenix Models (1612_S/NPRM), coded Harrier drill data was composited to 2m lengths with a 1m add-back threshold to avoid an increase in small intervals close to the margins of the coded mineralized domains. If the final composite was less than 1m, it was added to the previous composite making a composite with a length between 2m and 3m, refer to Figure 14-3. Final composites between 1m and 3m in length were left as is.

The Harrier Model (1612_HRM) has used a total of 627 drill holes with 27 RC (5%) and 600 diamond holes (95%).

Table 14-27 includes descriptive model statistics for the Harrier Model (1612_HRM) and Table 14-28 includes composite length statistics for the composite file.

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TABLE14-27 DESCRIPTIVESTATISTICSFORTHEHARRIERMODEL(1612_HRM)

Model:	1612_HRM		Descriptive Statistics
Date:	Dec-2016
Variable	Data Type(s)	Number of Samples	Minimum (g/t Au)	Maximum (g/t Au)	Mean (g/t Au)	StdDev g/t	Variance g/t2	Coeff of Var
Code 6 Splay LG
Au Raw	DD	509	0.01	27.10	3.19	3.81	14.52	1.19
Au 2.0m Composites	DD	314	0.03	24.60	3.10	3.47	12.04	1.12
Code 20 Harrier
Au Raw	DD	985	0.01	45.30	6.96	5.92	35.05	0.85
Au 2.0m Composites	DD	490	0.08	28.96	7.02	4.85	23.52	0.69
Code 21 Harrier Base
Au Raw	DD	230	0.10	879.00	14.22	9.66	93.32	0.68
Au 2.0m Composites	DD	108	0.11	100.00	10.86	3.22	10.37	0.30
Code 22 Harrier Link
Au Raw	DD	123	0.09	34.68	5.24	5.16	26.63	0.98
Au 2.0m Composites	DD	61	0.38	20.91	5.13	3.76	14.14	0.73
Code 23 Harrier E Dipper
Au Raw	DD	36	0.33	26.90	7.68	6.42	41.22	0.84
Au 2.0m Composites	DD	15	0.79	11.88	7.19	2.83	8.01	0.39
Code 24 Harrier HW
Au Raw	DD	458	0.03	31.60	6.89	5.38	28.94	0.78
Au 2.0m Composites	DD	232	0.46	20.11	7.01	4.27	18.23	0.61
Code 25 Harrier Splay
Au Raw	DD	533	0.01	877.40	8.92	4.46	19.89	0.50
Au 2.0m Composites	DD	253	0.30	100.00	6.84	0.88	0.77	0.13
Code 30 Osprey
Au Raw	DD	921	0.01	30.50	6.61	5.25	27.56	0.79
Au 2.0m Composites	DD	492	0.02	27.32	6.50	4.37	19.10	0.67
Code 31 Osprey Base
Au Raw	DD	68	0.02	45.70	8.00	8.06	64.96	1.01
Au 2.0m Composites	DD	34	0.60	27.62	7.57	5.38	28.94	0.71
Code 32 Osprey Link
Au Raw	DD	263	0.07	28.00	5.78	4.09	16.73	0.71
Au 2.0m Composites	DD	146	0.13	20.22	5.58	3.20	10.24	0.57
Code 35 Osprey Splays
Au Raw	DD	257	0.03	24.00	5.64	4.19	17.56	0.74
Au 2.0m Composites	DD	150	0.20	15.75	5.48	3.25	10.56	0.59

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TABLE 14-28 COMPOSITE STATISTICS BY COMPOSITE LENGTH FOR THE (1612_HRM) HARRIER MODEL

Composite Length	Number	% of comps	mean length (m)	mean grade (g/t Au)
< 1.0m	444	19.3%	0.63	4.97
≥ 1.0m and < 2.0m	760	33.1%	1.33	5.91
≥ 2.0m	1092	47.6%	2.11	6.80
Total	2296	100%	1.57	6.41

No gold top cuts were imposed in the 1612_HRM Model. However, similar to the Phoenix and Central Models, search limiting was used to constrain 12 g/t Au to 20 g/t Au data to interpolation distances less than the primary search distance for a given domain.

Variography

The Harrier Model shares many common elements with the Phoenix Model. During 2016, very little Mineral Resource tonnage was added due to further constraining mineral wireframes to maximize grade. Significant ounces were added below the 4400mRL due to additional drilling in the Harrier Base and Harrier Splay where existing Mineral Resource was increased in width and significantly increased in grade.

The variography for each domain was analyzed and optimized using Snowden’s Supervisor program, with directions cross-referenced against geological interpretations. The variogram and search parameters for the Harrier (1612_HRM) Model domains are summarized in Table 14-29 and Table 14-30, both with respect for gold but also for sulfur and NCC (non-carbonate carbon).

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14.2.2	RESOURCE MODELING

Block Models

The Harrier Block Model was created to allow modeling of mineralization between 4700mN and 6250mN (Table 14-31). The XYZ block dimensions of 2m (east) by 10m (north) by 5m (RL) were used.

This block size was chosen after consideration of:

•	Drilling with the intent to mine was conducted at a nominal density of 25m x 25m spacing, although some areas of the Harrier Mineral Resource are drilled to 12.5m spacing;

•	Variogram model ranges between 10m to 30m;

•	Typical mineralization width of 4m to 8m; and

•	Likely underground mining methods (Selective Mining Unit).

TABLE 14-31 HARRIER BLOCK MODEL EXTENTS AND CELL SIZE

Model Extents	Minimum	Maximum	Cell	Dimension (m)
Northing (m N)	4,700	6,250	X Direction (East)	2
Easting (m E)	1,400	2,100	Y Direction (North)	10
Reduced Level (m RL)	4,200	5,200	Z Direction (Vertical)	5

The Harrier Block Model used Ordinary Kriging to interpolate grades without a composite top cut.

Search Criteria

Search Criteria methods and justification within the Harrier Block Model are the same as those used for the Central Area.

Similarly, to the 1612_PRM (Phoenix Model) the Harrier Underground Model employed:

•	No direction de-clustering;

•	A maximum of two to six composites per drill hole, dependent on intercept width and drill hole spacing. The restriction was enforced to minimize single-hole block estimation; and

•	A lower composite outlier ‘soft boundary’, used to limit the effect of grade variability influencing higher grade and more densely supported area.

Search ellipsoids, shown in Figure 14-13, depict the maximum range extents that composites can be used to estimate a block. Search parameters for the Harrier Block Model are provided in Table 14-32. Search ellipsoids for the 1612_HRM model were derived from variography for each domain. Variography was scrutinised against geological mapping, mining performance and interpretations made from diamond drilling. Low-grade outliers were modelled separately within some domains to constrain low-grades smearing into higher grade areas.

Figure 14-14 shows a cross section of the 1612_HRM Block Model with respect block size and Resource Domains.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

TABLE 14-32 SEARCH PARAMETERS FOR THE HARRIER RESOURCE MODEL (1612_HRM)

1612_HRM (Harrier Resource Model)	SEARCH PARAMETER TABLE											
DOMAIN	y axis	x axis	z axis	Rotation (z)	Rotation (x)	Rotation (y)	min. samples 1st search	max. samples 1st search	max. samples per hole	Quadrant sample selection	Outlier grade cut	Outlier search distance
	search distance			rotation			sample number definition					
D06 Splay LG first search	125	125	50	3.7	18.1	-116	1	35	6	No		
D06 Splay LG second search	60	40	5	3.7	18.1	-116	1	36	6	No		
D20 Harrier first search	80	55	30	102.2	41.6	161.1	1	37	6	No	20	20
D20 Harrier second search	60	30	10	102.2	41.6	161.1	2	38	6	No	20	20
D20 Harrier outlier estimation	7	7	7	102.2	41.6	161.1	1	39	3	No		
D21 Harrier Base first search	100	60	40	178	-15	-48	1	40	10	No	20	60
D21 Harrier Base second search	60	30	20	178	-15	-48	4	41	10	No	20	60
D21 Harrier Base outlier estimation	7	7	7	178	-15	-48	1	42	2	No		
D22 Harrier Link first search	60	50	20	-8.9	-18.7	-144	1	43	6	No		
D22 Harrier Link second search	30	20	10	-8.9	-18.7	-144	1	44	6	No		
D22 Harrier Link outlier estimation	7	7	7	-8.9	-18.7	-144	1	45	6	No		
D23 Harrier E Dipper first search	50	50	15	8	12	-30	1	46	3	No		
D24 Harrier HW first search	70	40	10	20.7	27	-142.5	1	47	6	No		
D24 Harrier HW outlier estimation	7	7	7	20.7	27	-142.5	1	48	6	No		
D25 Harrier Splay first search	100	50	40	-26.1	-25.7	-123.7	1	49	6	No		
D25 Harrier Splay second search	40	20	10	-26.1	-25.7	-123.7	1	50	6	No		
D25 Harrier Splay subset search	40	20	10	178	-15	-48	1	51	6	No		
D30 Osprey first search	90	60	30	3.7	18.1	-116	1	52	6	No		
D30 Osprey second search	60	60	30	-53.1	-41.6	-149.2	1	53	6	No		
D30 Osprey third search	30	20	10	-53.1	-41.6	-149.2	1	54	6	No		
D30 Osprey outlier estimation	7	7	7	-53.1	-41.6	-149.2	1	55	6	No		
D31 Osprey Base first search	50	50	10	39.8	45.2	-144.5	1	56	6	No		
D31 Osprey Base second search	30	15	5	39.8	45.2	-144.5	1	57	6	No		
D31 Osprey Base outlier estimation	7	7	7	280	-60	35	1	58	6	No		
D32 Osprey Link first search	50	30	10	25.7	27	-142	1	59	6	No		
D32 Osprey Link second search	20	10	10	25.7	27	-142	1	60	6	No		
D32 Osprey Link outlier estimation	7	7	7	25.7	27	-142	1	61	6	No		
D35 Osprey Splays first search	40	35	20	25.7	27	-142	1	62	6	No		
Au Waste	220	220	80	355	20	50	1	63	4	No

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Newmarket Gold

FIGURE 14-13 SEARCH ELLIPSOID FOR DOMAIN=24 HARRIER HW (YELLOW)

4340
4320
4300
4280
W
E
Grams per tonne
up to 0.3
0.3 to 1.0
1.0 to 3.0
3.0 to 4.0
4.0 to 5.0
5.0 to 8.0
8.0 to 15.0
15.0 to 30.0
30 and greater
DOMAIN 24= Harrier HW
DOMAIN 25= Harrier Splay
DOMAIN 21= Harrier Base
Fosterville Gold Mine Section Looking North
0
20
40
Metres
Newmarket Gold

FIGURE 14-14 CROSS-SECTION 4787mH OF THE 1612_HRM HARRIER MODEL

Shown above are DOMAIN=21 Harrier Base, DOMAIN=25 Harrier Splay and DOMAIN=24 Harrier HW Mineralization Domains.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Bulk Density

Bulk density data obtained from exploration diamond core testing within the model area showed no material difference from density data obtained in the Central Area Models. Consequently, bulk density values were assigned to the Harrier Block Model according to material type using values from data collected in the Central Area (Figure 14-11). As mining continues below the 4500mRL, further density data will be collected to compliment density measurement taken from similar levels within the Phoenix Area.

14.2.3	MINERAL RESOURCE CLASSIFICATION

The Mineral Resource classification for the Harrier Block Model is the same technique applied as within the Central Area. Figure 14-15 illustrates the Harrier Model Resource classification.

Harrier Longitudinal Projection Looking West
H4625 Drill Drive
Harrier Exploration Drill Drive
LEGEND
December 2016 Mineral Resource
- Measured
- Indicated below 5050m Rl
- Inferred
Resources are reported using the lower cut-offs:
0.7g/t Au for Oxide
1.0g/t Au for Transitional and Fresh Resources above the 5050m Rl
3.0g/t Au for all Resources below 5050m Rl
December 2016 Mineral Reserve
- Proved and Probable Stope Reserve
- Proved Probable Development Reserve
December 2016 Mining Depletion
- Mined from Underground
Newmarket Gold

FIGURE 14-15 LONGITUDINAL PROJECTION LOOKING WEST SHOWING RESOURCE CLASSIFICATION FOR THE HARRIER MODEL

14.2.4	RESULTS

Results for the Mineral Resources contained in the Harrier Area are provided in Table 14-1.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

14.3	FOSTERVILLE - HUNTS AREA

The Fosterville-Hunts Model is located to the north of the Central Area and is defined as the zone between 10,000mN and 11,500mN (Figure 14-1) and conveniently extends over Fosterville and Hunt’s oxide pits.

14.3.1	AREA DISCUSSION AND RESULTS

The controlling structural features from west to east include: the moderately west dipping Hunt’s Fault, several footwall splays and the Fosterville Fault (Figure 14-16). The geology of the area was assessed by Fosterville staff, later reviewed by Stephen King (King, 2007) and Mineral Resource Modeling undertaken by Kerrin Allwood (2008).

The gold mineralization in the Fosterville-Hunt's area was historically mined for oxide gold and in the 1990's mining for oxide heap leach material created the Fosterville and Hunt's oxide pits.

However, since 2010 flotation in-pit tailings has and is being placed into the Fosterville and Hunt's pits. This tailings placement has resulted in no Mineral Resources being reported from the Fosterville-Hunts area for 2016.

It is the opinion of the Authors that the placement of tailings within the Fosterville and Hunts pits currently impedes reasonable prospect for eventual economic extraction of the mineral occurrence, which lies directly below these pits.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

1600 E
1650 E
1700 E
1750 E
5150
5100
5050
5000
Sandhurst Flt
Hunts Flt
Fosterville Flt
FOS134
FOS072
FOS080
FOS071
FOS107
SP0315
SP0311
Gold Assays
(g/t Au)
< 0.1
>= 0.1
>= 0.5
>= 1.0
>= 3.7
>= 10.0
0
50m
Hunt's Pit – Geological
Cross Section
Newmarket Gold
Dec 2016

FIGURE 14-16 GEOLOGICAL CROSS-SECTION 10,900mN THROUGH HUNT'S PIT

Shown are the relationships between the Hunt’s Fault, bedding and the set of splays that strike obliquely to the fault.

14.4	DALEY’S HILL AREA

The Southern Model spans from the Harrier Pit area to Daley’s Hill Pit, close to the southern margin of the Fosterville Mine Lease (MIN5404) as shown in Figure 14-1.

The Southern Model was in existence before the initial Harrier Mine Model became operational. Where there is overlap between the Harrier Model and Southern Model, the Harrier Model is used in preference for Mineral Resource reporting with the only exception being the Daley’s Hill Pit area (south of 5300mN and above 4800mRL), where Southern Model has been used. Only the Daley’s Hill area is discussed in detail in the following sections.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

14.4.1	GEOLOGICAL MODELS

Geological modeling undertaken is essentially identical to that used for the Fosterville-Hunt’s and Robbin's Hill Models. Several iterations of Mineral Resource modeling of the Southern Model were undertaken and reported in Hitchman (2006). A review of the 2006 resource work was undertaken by Scott Jackson from QG Consultants (Jackson, 2007).

14.4.2	DRILLING DATA

The drilling quality is variable in the southern area and includes:

  RAB – Rotary air blast;
  Reverse circulation – Cross over hammer and face sampling hammer variants; and
  Diamond core – HQ and NQ2, often with RC pre-collars.

During drill hole data extraction for resource interpolations, the omission of RAB holes and one diamond hole was required owing to low quality sample techniques and incomplete assaying respectively. MineSight drill views were the primary tool used to identify data problems.

Included as part of the drill data review process assay data were:

  Imported from the acQuire Exploration databases into MineSight using customizable parameter screens; and
  Coded for mineralization using 3D gold wireframe solids.

Within the oxide open pit areas, the historical 5m blast holes are vertical and generally had one sample collected over a 5m length. These holes were used to aid interpretation, but were not used during subsequent Kriging owing to sample quality and that the 5m sample lengths were in excess of the desired 2m composite lengths.

Compositing and Coding

Compositing and coding of drill holes was undertaken similar to the Central Area.

Variography

In the Daley’s Hill area where drill spacing is nominally on 10m to 20m is available, variography work demonstrates relative nugget effect values of 50% and most of the variance in the first ~30m. The variogram models closely follow the expected geological controls with 20° southerly plunging shoots in 70° west dipping faults.

14.4.3	MINERAL RESOURCE MODELING

Block Models

The Southern Block Model (Southern Model) was originally created to allow modeling of gold mineralization south of 7,400mN to the southern end of the Fosterville Mine Lease. However, as mining advanced southwards, the use of the Southern Model has diminished, such that it is only being used for reporting Mineral Resources in the Daley’s Hill Area.

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December 2016	Fosterville Gold Mine

The Southern Model XYZ block dimensions of 4m (east) by 10m (north) by 5m (RL) were used. This block size was chosen after consideration of the maximum drilling density (25m by 15m), mineralization geometry (typical mineralization width of 3m to 8m) and probable open pit mining methods.

Search Criteria

Gold grades were interpolated into blocks meeting the following block criteria:

  Greater than 1% of the block volume is inside one of the domain envelopes;
  Blocks whose search ellipsoid includes at least five composites; and
  Blocks whose material code is set to Fresh (1), Transitional (2) or Oxide (3).

Similarly, only composites meeting the following criteria are used to interpolate any one block:

  All composites (to a maximum of 30 composites) within the search ellipsoid dimensions and search area limits outlined in the table below;
  Where more than 30 composites lie within the search ellipsoid the 30 closest composites in ellipsoid space are used;
  Maximum of six composites are used from any split quadrant of the search ellipsoid (a split-quadrant is 1/8th of the search ellipsoid dividend in the major, intermediate and minor ellipsoid axes); and
  The CODE1 and MATL values of both the composite and the block must match (i.e. only fresh composites from are used to interpolate a fresh block and vice versa for oxide).

The search ellipsoid orientations follow the Kriging axes. The search ellipsoid dimensions allow the block being interpolated to ‘see’ two sections along strike and two holes up or downdip.

Bulk Density

The bulk density profile (Figure 14-11) established for the Central Area was taken as being appropriate for the Southern Model given the similar rock types, levels of oxidation and identical mineralization and gangue mineralogy. Deep drilling in the Central Area and Harrier Area has supported the inclusion of a bulk density value of 2.78t/m 3 for material below 4500mRL. However, as the mineralization at Daley's Hill is shallower than 4500mRL, reporting of Resources for this area from the Southern Model is unchanged.

14.4.4	MINERAL RESOURCE CLASSIFICATION

Three solids were created enclosing regions of geological confidence (Measured=1, Indicated=2 and Inferred=3) and these three regions were used to code the Mineral Resource category item in the block model. The solids generally enclose areas of approximately equally spaced drilling, but also allow areas where there is reduced confidence in the geological interpretation to be reported to a lower confidence category.

In areas of the Southern Model at depth below and to the north of the Daley’s Hill Pit, the diamond drilling is on nominal 100m north spaced drill sections with 50m down dip holes spacing, and for this drill density the mineralization is broadly classified as Inferred Mineral Resource. Beneath the open pits where the drill spacing is reduced to 10m to 20m north by 10m to 15m east, mineralization is classified as Measured Mineral Resource with a halo of Indicated Mineral Resource.

The Daley’s Hill east-west structures are not well understood and as such this mineralization is classified as Inferred Mineral Resource.

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December 2016	Fosterville Gold Mine

14.4.5	RESULTS

Results for the Mineral Resources contained in the Southern Model are provided in Table 14-1.

Small oxide gold resources exist in the Daley’s Hill Area and are confined along strike from the previously mined open pit in the top 40m from surface.

The bulk of the sulfide Mineral Resources reported from the Daley’s Hill Area within the Southern Model are based on 100m by 50m spaced diamond drilling supplemented by closer spaced, but lower quality face and cross over RC drilling. Infill drilling will be required to increase resource confidence from an Inferred Mineral Resource category.

14.5	ROBBIN ’ S HILL AREA

The Robbin’s Hill Area lies northeast of the Central Area and contains the O’Dwyer’s, Robbin’s Hill, Farley’s, Sharkey’s, Woolshed and Read’s oxide pits as shown in Figure 14-1. The area can be defined as the zone east of 2,700mE, between 10,500mN and 14,000mN. The fault architecture of the Robbin’s Hill Area is much more complex than that observed in the Fosterville Fault Zone.

The controlling structural features in the area include a variety of north-trending west-dipping faults and failed anticline axes intruded by dykes.

The geology of the area was assessed by the Fosterville staff during diamond drilling activities between 2004 and 2007, reported by Reed (2007a) and reviewed twice by Stephen King (2005 and 2007). The area was also the subject of a study conducted by Chris Davis (Davis, 2006). Robbin's Hill Model resource modeling conducted by Kerrin Allwood and Simon Hitchman is reported in Allwood (2006) and Hitchman (2007). A further review of modeling in the Farley’s-Sharkey’s area is also reported in Allwood (2007). Following on from an open pit optimization study in March 2011 (Dincer, 2011) 5,257m of combined RC and diamond drilling was undertaken in the Robbin’s Hill Project area to test beneath and along strike from existing open pits. This drilling was for both open pit and underground targets occurred in the Robbin's Hill Area until August 2012, during which resource modeling was undertaken.

A short-lived sulfide open pit mining operation was completed at the O'Dwyer's South Pit in 2012 and is now the site for flotation tailing storage.

14.5.1	GEOLOGICAL MODELS

Geological modeling undertaken was essentially identical to that described for the Southern Models described above.

14.5.2	DRILLING DATA

The quality of the drilling is variable in the Robbin’s Hill Area. Drilling was conducted from 1989 to 2011, and up until 2001 drilling was focused on oxide heap leach targets and as such cheaper less precise drilling methods were used and dominate the dataset. After 2004, diamond holes were used to aid structural interpretation and often, RC pre-collars were diamond tailed.

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December 2016	Fosterville Gold Mine

The model uses more than 1,110 holes of which about 95% are RC holes and 5% are NQ2 and HQ diamond core holes. Pre-2016 drill data was treated as per previous model procedures; with data omitted where there was uncertainty of coordinates, dubious down-hole surveys and grade or geological mismatch. MineSight drill views were the primary tool used to identify data grade and geological mismatches. 2016 drill data was assessed and validated to the same standard as used in the Central and Harrier Models.

Subsequent to the drill data review, process assay data were:

  Imported from the acQuire exploration databases into MineSight using customizable parameter screens; and
  Coded for mineralization using 3D gold wireframe solids.

Compositing and Coding

Similar to the Central Area, coded Robbin’s Hill Model area drill data was composited to 2m lengths starting from the point at which the drill hole enters the mineralization envelope. If the final composite was less than 1m it was added to the previous composite making a composite with length between 2m and 3m. Final composites between 1m and 2m in length were left as is. The 2m composite lengths were chosen to reflect the anticipated minimum mining width, to allow across strike variability to be maintained within the data, and because the vast majority of RC drilling samples are 2m in width. Table 14-33 below shows the Robbin’s Hill Model composite statistics.

TABLE 14-33 COMPOSITE STATISTICS BY COMPOSITE LENGTH FOR THE ROBBIN'S HILL MODEL

Composite Length (m)	Number of Composites	% of Composites	Mean Length (m)	Mean Grade (g/t Au)
<1m	13	0.32	0.72	3.65
≥1and <2	328	7.98	1.15	3.21
≥2	3,771	91.71	2.01	2.12
Total	4,112	100	1.93	2.17

Variography

In all domains, the nugget effect (46% to 59%) is typical of gold deposits at Fosterville. Typically, low nugget effects elsewhere at Fosterville reflect the fine grained, disseminated nature of the sulfide minerals hosting the elements analyzed and are confirmed by the very low variability exhibited in assay QAQC data. The higher nugget effects modeled for these domains may reflect some mixing of populations, possibly owing to re-mobilization of gold by weathering resulting in erratically distributed extreme gold grades.

The longer range structures in the RH-ODW Areas possibly reflect high-grade zones occurring where faults intersect the quartz porphyry dykes. The variogram models closely follow the expected geological controls with flat to shallowly south plunging shoots in steeply west dipping faults and sub vertical porphyry contact zones.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

14.5.3	MINERAL RESOURCE MODELING

Block Models

The most recent Robbin’s Hill Block Model was created in 2016 and has sufficient extents to contain all drilled mineralization beneath the open pits in the area, replicating model extent parameters setup in 2005. Previously, several smaller block models were used to inventory mineralization for the oxide pits in the area. These models had differing block dimensions and orientations from one another and so combining them into a single unified model was not possible.

The Robbin’s Hill Model has XYZ block dimensions of 2m (EW) by 10m (NS) by 5m (RL). The 2m width was chosen as it is approximates the minimum mining width for both open pit and underground mining. The 10m N–S block dimension is half the section spacing in the most densely drilled areas. The 5m vertical block dimension is the likely open pit mining bench height and allows sufficient resolution for future pit optimization.

TABLE 14-34 ROBBIN’S HILL BLOCK MODEL EXTENTS

Parameter	Robbin’s Hill
Northing Min (m)	10,000
Northing Max (m)	14,000
Easting Min (m)	2,900
Easting Max (m)	4,100
RL Min (m)	4,600
RL Max (m)	5,200
X direction m (east)	2
Y direction m (north)	10
Z direction m (vertical)	5

Historic Mineral Resource Modeling includes a previous Robbin’s Hill Resource Model (2012) and various grade control models that overlapped with the resource model and were used as a sub-set for detailed mining extraction. No active mining has been conducted within the Robbin’s Hill resource model data extents since 2012.

To facilitate renewed open pit mining in 2012 at O'Dwyer's South a Grade Control (GC) resource model was created with XYZ block dimensions of 2m (EW), 5m (NS) and 5m(RL), with the dimensions chosen to cosmetically better represent likely open pit SMU (Selective Mining Unit) volumes. The block size is identical to those that were previously in use at Harrier and John's open pits.

The Mineral Resource in the Robbin's Hill Area is shown in Figure 14-17.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Search Criteria

Gold and sulfur grades are only interpolated into blocks meeting the following criteria:

  Greater than 1% of the block volume is inside one of the domain envelopes; and
  Blocks whose search ellipsoid includes at least one composite.

Similar to the Central Area models, only composites meeting the following criteria are used to interpolate any one block:

  All composites to a maximum of 35 composites within the search ellipsoid dimensions and search area limits;
  Where more than 35 composites lie within the search ellipsoid the 35 closest composites in ellipsoid space are used; and
  The mineralization code of both the composite and the block must match (i.e. only composites from within the same mineralization envelope are used to interpolate a block).

The search ellipsoid orientations follow interpreted variogram structures. The search ellipsoid within domains follows the dimensions of the ranges set in the variograms allow the block being interpolated to ‘see’ two sections along strike and two holes up or downdip.

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December 2016	Fosterville Gold Mine

To check the suitability of the search ellipsoids used, search ellipsoids were checked in MineSight to allow visual inspection of the composites to be used and the suitability of the interpolation direction within the domain.

Bulk Density

The bulk density profile established for the Central Area was taken as being appropriate for the Robbin’s Hill Model area given the similar rock types, levels of oxidation and identical mineralization and gangue mineralogy.

14.5.4	MINERAL RESOURCE CLASSIFICATION

No Mineral Resources in the Robbin’s Hill Area have been categorized as Measured Mineral Resources owing to drill hole data spacing and uncertainties in the quality of the largely historical data used to construct this model.

Two solids were created enclosing regions of geological confidence (Indicated or Inferred Mineral Resources) and these regions were in turn used to identify Inferred and Indicated Resource for reporting purposes. The solids generally enclose areas of approximately equally spaced drilling, but also allow areas where there is reduced confidence in the geological interpretation to be reported to a lower confidence category. The Indicated Mineral Resource solid is always surrounded by a halo of Inferred Resource. There is some modelled mineralization falling outside both the Indicated and Inferred solids. These areas were not reported as Mineral Resource and were flagged as non-resource zones (Figure 14-17).

14.5.5	RESULTS

The drilling conducted during 2016 has yielded significant mineralization of moderate grade in the vicinity East of Robbin’s Hill pit on Farley’s Fault on sections 12,600–12500mN. With a combination of existing drilling, drill results have increased the Inferred Mineral Resource in this area. (Figure 14 18).

Oxide gold resources exist in the Robbin’s Hill Model area, notably east of Sharkey’s Pit where exploration drilling in 2007 discovered shallow oxide mineralization. Elsewhere remnant low-grade oxide gold mineralization is found below and along strike from previously mined open pits.

Resources in the Farley’s-Sharkey’s area are based on modern face sampling RC methods and substantial diamond drilling and as such the geological information is better than elsewhere in the modelled area.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Robbins Hill Cross section Looking North

12,600m N
Fairley's Fault
5050
5000
4950
4900
4850
Fosterville Gold Mine
0
50
100
Metres

Newmarket Gold

FIGURE 14-18 ROBBIN'S HILL CROSS-SECTION 12600mN

15    MINERAL RESERVE ESTIMATES

The current Mineral Reserve estimate, from the available Mineral Resource estimates, is presented below in Table 15-1. Mineral Reserves are subdivided on the basis of accessing decline i.e. Central, Phoenix and Harrier. A further breakdown of the Phoenix Mineral Reserves is presented in Table 15-2, where reserves on the Eagle structure are separated.

CIL Residue Mineral Reserves are distinguished from in situ Mineral Reserves in Table 15-1 and Table 15-2 on the basis of differing recovery assumptions.

TABLE 15-1 MINERAL RESERVES FOR FGM AS AT DECEMBER 31, 2016

Classification	Proven			Probable			Total
	Tonnes (kt)	Grade (g/t Au)	In situ Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	In situ Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	In situ Gold (kOz)
Underground
Central	33	5.16	5	91	4.73	14	123	4.84	19
Phoenix	248	8.86	71	865	11.48	319	1,113	10.90	390
Harrier	0	0.00	0	321	7.83	81	321	7.83	81
Surface
	0	0.00	0	0	0.00	0	0	0.00	0
Total	280	8.43	76	1,276	10.08	414	1,557	9.78	490
Residues
CIL Residues	616	7.73	153	0	0.00	0	616	7.73	153
Total	616	7.73	153	0	0.00	0	616	7.73	153

Notes:

1.	CIM definitions (2014) were followed in the estimation of Mineral Reserves.
2.

For the Mineral Reserves estimate, the Qualified Person is Ion Hann. The Mineral Reserve estimate used a gold price of US$1,200 per ounce (AUD$1,500 per ounce). Cut-off grades applied ranged from 1.6 g/t Au to 3.1 g/t Au for underground sulfide ore depending upon width, mining method and ground conditions.

3.	Dilution and mining recovery factors as per Table 15-3 and Table 15-4 were applied to stopes within the Mineral Reserves estimate.
4.	Mineral Reserves are rounded to 1,000t, 0.01 g/t Au and 1koz. Minor discrepancies in summation may occur due to rounding.
5.	CIL residues are stated as contained ounces – 25% recovery is expected. Recoveries are based on laboratory and processing plant test work and operating experience.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

TABLE 15-2 MINERAL RESERVES (WITH EAGLE SUBDIVISION) FOR FGM AS AT DECEMBER 31, 2016

Classification	Proven			Probable			Total
	Tonnes (kt)	Grade (g/t Au)	In situ Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	In situ Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	In Situ Gold (kOz)
Underground
Central	33	5.16	5	91	4.73	14	123	4.84	19
Phoenix	183	7.82	46	528	12.16	206	711	11.04	252
Eagle	65	11.79	25	337	10.41	113	402	10.63	137
Harrier	0	0.00	0	321	7.83	81	321	7.83	81
Surface
	0	0.00	0	0	0.00	0	0	0.00	0
Total	280	8.43	76	1,276	10.08	414	1,557	9.78	490
Residues
CIL Residues	616	7.73	153	0	0.00	0	616	7.73	153
Total	616	7.73	153	0	0.00	0	616	7.73	153

Notes:

1.	CIM definitions (2014) were followed in the estimation of Mineral Reserves.
2.

For the Mineral Reserves estimate, the Qualified Person is Ion Hann. The Mineral Reserve estimate used a gold price of US$1,200 per ounce (AUD$1,500 per ounce). Cut-off grades applied ranged from 1.6 g/t Au to 3.1 g/t Au for underground sulfide ore depending upon width, mining method and ground conditions.

3.	Dilution and mining recovery factors as per Table 15-3 and Table 15-4 were applied to stopes within the Mineral Reserves estimate.
4.	Mineral Reserves are rounded to 1,000t, 0.01 g/t Au and 1koz. Minor discrepancies in summation may occur due to rounding.
5.	CIL residues are stated as contained ounces – 25% recovery is expected. Recoveries are based on laboratory and processing plant test work and operating experience.

15.1	MINERAL RESERVE ESTIMATE

The initial stage of the Mineral Reserve estimation process was the revision of the Mining Method Selection chart. The mining methods that were considered for the Mineral Reserve estimation process were sill driving, up-hole open stoping, up-hole stoping with fill, underhand open stoping with chain and rib pillars and transverse open stoping. These methods were selected based upon previous experience at the Fosterville mine or because they were considered suitable for the ore zone geometry and geotechnical conditions present and expected.

15.1.1	OPEN STOPE DESIGN

Stope reserve shapes were created to cover all active and planned mining areas. These stope shapes did not necessarily reflect the final stope strike and/or crown pillar dimensions. Stoping widths vary from 3m out to 10m. Mining method selection criteria and applied design parameters are described in the Mining Methods Selection process (see Figure 15-2).

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

The open stope reserve wireframe design parameters applied were:

  Strike length dictated by grade distribution in block model;
  Minimum true width of 2.5m;
  Maximum height of 20m vertical from backs to floor; and
  Internal waste incorporated within the stope block design.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Hangingwall Condition?
Fair to Good
• Open stoping or working against failed HW material
• Design standard strike length is 15m.
• Adhoc rib pillars
Footwall angle?
Flat <50°
45-50°
• max blind rise length 17m
sub 45°
• max blind rise length 15m
Develop on the Footwall - mineralised FW placed in RH shoulder of the drive.
Orebody width?
• Wide - (>16.5m apparent)
Longitudinal Stoping
• Develop additional HW drive.
Orebody width?
• Narrow - (<16.5m apparent)
Longitudinal Stoping
Open or Fill (type) - sequence & timing constraints
• In most cases open stoping evolving to tight firing against failed HW material will be employed.
• Adhoc crown pillars or draw from above if material available and geometry permits / bog to dilution or practical recovery
• A stope requires stand open time, a HW positioned drive above AND grade >~6g/t to justify breaking through to the level above and CRF.
• Cut stope FW to minimum of 45°
Steep >50°
• max blind rise length 20m
Orebody width?
• Wide - (>12m apparent)
Transverse Stoping
• Develop FW Access first, then define HW position for driving on survey control.
Grade > Fully Costed COG
Proceed with Transverse Stoping.
• Top down CRF sequence.
Grade < Fully Costed COG
Review method
• If possible take smaller, high grade longitudinal stope.
Orebody width?
• Narrow - (<12m apparent)
Longitudinal Stoping
• Development to be mined on design with survey control.
• Drive located as best compromise between drilling and filling position.
Grade > ~6 g/t
Open or Fill (type) - sequence & timing constraints
• Considerations as above
Grade < ~6 g/t
Open or Fill (type) - sequence & timing constraints
• Considerations as above
Poor
• Unlikely to maintain open strike, nominal 15m.
• No practical period of stand open time at nominal 15m.
Footwall Angle Flat < 50°
Underhand Open Stoping with Chain and Rib Pillars
• Chain pillars planned.
• Rib pillars adhoc.
• Hanging wall will cave as brows are retreated.
• Sequence as for typical retreating front process.
Level Interval
• Varies to standard 20m.
• Target true length backs to floor 17m.
• Maximum rise length 15m.
• Chain pillar thickness - 2m.
• Adjust level spacing to suit.
• Dependent on FW dip.
Drive Position
• Best compromise between drilling and material recovery.
• Develop on survey control.
• Maintain 17m true length backs to floor.
• Cut FW to minimum 40°.
Grade > Fully Costed COG
Proceed with stoping
• Bog clean or to dilution.
• Retreat front cutting rib pillars as required
Grade < Fully Costed COG
Review stoping
• Review front sequence.
• Review haulage capacity.
• Review milling capacity.
• Take material.
• Drill and fire, broken material abandoned.
• Leave insitu as pillar and establish sequence again in economic material.

FIGURE 15-2 MINING METHOD SELECTION CRITERIA

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Mining recovery from open stopes at Fosterville is principally influenced by the following factors:

  Accuracy of the geological interpretation;
  Accuracy of the production hole drilling;
  Stope dimensions;
  Sill drive dimensions and position relative to bench stope;
  Presence or absence of adjacent filled voids and pillars; and
  Geotechnical integrity of stope and sill drive walls.

The above factors manifest themselves as ore loss in the following ways:

  The need for planned pillars due to accessing of ore blocks (i.e. top down mining sequence);
  Frozen rings due to ground movement or out of sequence firing;
  Bridged stopes;
  Failure of the stope to break back to a main structural plane of weakness; and
  Unplanned ore pillars left to improve ground support.

Unplanned dilution in open stopes at Fosterville is a function of the following factors:

  Regional geotechnical conditions;
  Location of sill drives relative to the open stope;
  Width of sill drives relative to the open stope width;
  Production drilling accuracy;
  Quantity, quality and type of ground support in sill drive walls;
  Speed of ore extraction from active stopes; and
  Length of time sill drives have been open before stoping commences.

Inclusive within the production mining cycle are systematic cavity monitoring surveys, data from which is feedback into the understanding and scaling of dilution factors by area.

In order to correctly apply recovery and dilution factors to all stopes in the Mineral Reserve, factors such as ore body dip, rock RQD and development and stope sequence were considered.

Table 15-3 and Table 15-4 show the recovery and dilution factors that were applied to the reserve blocks:

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

TABLE 15-3 RECOVERY AND DILUTION FACTORS FOR THE RESERVE BLOCKS AS DISPLAYED IN FIGURE 15-3

Description	Recovery Factor - Tonnes	Dilution Factor - Tonnes	Comments
Stoping - Phoenix	73%	28%	Top down, crown and rib pillars, and/or CRF, underhand open stoping with chain and rib pillars
Stoping - Central	76%	24%	Top down, crown and rib pillars, and/or CRF, underhand open stoping with chain and rib pillars
Stoping – Harrier/Osprey	77%	23%	Top down, crown and rib pillars, and/or CRF, underhand open stoping with chain and rib pillars
Strike Development	100%	15%

Notes:

1.

Dilution and Recovery factors are assigned based on sequence, angle of the hangingwall, strike length of panel and surrounding voids whether open, failed or filled, both laterally and vertically (and the likelihood of adjacent panels failed).

2.	Primary stopes are in-situ with solid unfired material on all extremities excluding development.
3.	Secondary panels are those adjacent to a single panel either laterally or vertically that may or may not be filled.
4.	Tertiary panels are those adjacent to two or more panels either laterally or vertically that may or may not be filled.
5.	Table 15-4 provides guidelines for individual panel recovery and dilution for specific mining scenarios.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Gold Cut-Off Grades

Table 15-5 shows the calculated cut-off grades used in the estimation of the Mineral Reserve. Cost assumptions are based on the 2017 budget (inclusive of royalties) and 2016 full year performance.

TABLE 15-5 MINERAL RESERVE GOLD CUT-OFF GRADES

Description	g/t Au
Open Stope – full	3.1
Open Stope - marginal	1.6
Development - marginal	3.5

For certain other situations, a lower cut-off grade is applied. For development, which is justified for other reasons (i.e. access to a higher grade block or infrastructure considerations), the marginal cut-off grade is applied to reflect that the material only has to cover the non-mining costs to break even. This is only applied if the development material had to be trucked to surface anyway and that it is not displacing higher-grade ore from the mill. Likewise, for incremental stoping production where the development has already been mined (i.e. for access to a higher-grade block), the marginal cut-off grade is applied to reflect that the development cost has already been incurred.

Stope and development shapes are limited in their extremity by the application of appropriate COGs (Table 15-5) and a full conceptual design is subsequently created around the resultant shapes. This design includes, but is not necessarily limited to; decline design, associated level infrastructure and vertical development.

Physicals generated from the design are applied against budget costs and assumptions to provide an economic model by level and area (Table 15-6). This model is capable of representing various cost structures and is utilized as the final hurdle point for determination of inclusion/exclusion of material into the mine plan and reserve statement.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

15.1.2	DEPLETION AND RESULTS

The Mineral Reserves reported above are the result of work based on data to December 31, 2016 and reported by Kirkland Lake Gold in accordance with NI43-101. The evaluation models have been depleted for material mined up to December 31, 2016. The process involved the generation of surveyed solid models for the mined development and stope areas and then running a depletion process in order that the depleted areas can be excluded from the Mineral Reserve.

Results for the Mineral Reserves contained in the Fosterville operating areas are provided in Table 15-1.

Infrastructure required for the exploitation of the stated reserves are either in place or have been planned to be developed within the LOM plan generated through the reserving process. All works fall within the granted mining lease boundaries and are covered within the existing approved work plan. It is unlikely that either infrastructure or permitting could materially affect the stated reserve position.

There are no known political, legal, environmental or other risks that could materially affect the potential development of the Mineral Reserves.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

16    MINING METHODS

Since the completion of the Harrier Open Cut Mine in early December 2007, the sole source of ore had been the underground operations until Q2 2011 when ore feed became available from a series of open pit cut backs on the Harrier Pit, John’s Pit and O'Dwyer's South Pit. Since the completion of O'Dwyer's South cut back in Q4 2012, the sole source of ore has been from the underground operations. The current Life of Mine (LOM) plan contains ore sourced from underground operations only (Figure 16-1).

The underground mine commenced declining in March 2006 with production first recorded in September 2006. Development and stoping have been conducted in the Phoenix, Falcon, Ellesmere, Kink, Vulture, Raven, Robin and Harrier ore bodies since that time. As at January 1, 2017 works are planned to continue in the Phoenix, Central, Harrier and Robin (Robin material is included with Central material in the reserve table (Table 15-1) ore bodies. All areas are planned to be extracted using open stoping techniques with the application of Cemented Rock Fill (CRF) where applicable and practical. Selection of the specific mining method within the open stoping regime is based upon previous experience at the Fosterville Mine and expectations of ore zone geometry and geotechnical conditions (Figure 15-2). A standard level interval of 20 vertical meters can be applied across all mining areas. However, this can be varied as is required to maximize the extraction of the economic material. The Phoenix to 4240rl, Harrier below 4500rl, Central and Robin ore bodies are accessed from a footwall decline position while the Phoenix below 4240mRL and Harrier ore body above 4500mRL are accessed from the hangingwall.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Underground mining is conducted using a conventional fleet including jumbos, production drills, loaders, trucks and ancillary equipment. Current mining is undertaken as owner miner.

The production forecast contained in Table 16-1 forms part of the latest Life-of-Mine (LOM) Model. This LOM Model was for the period 2017 (FY-17) to 2023 (FY-23).

TABLE 16-1 PRODUCTION FORECAST FOR THE YEARS 2017-2023 (CURRENT LOM PLAN)

Fosterville Gold Mine	LOM Model
	LOM	FY - 17	FY - 18	FY - 19	FY - 20	FY - 21	FY - 22	FY - 23
Total ore mined (t)	3,838,402	688,402	600,000	650,000	700,000	700,000	500,000
Ore Milled (t)	3,838,402	688,402	600,000	650,000	700,000	700,000	500,000
Ore Milled Head Grade (g/t)	8.28	7.34	9.32	8.69	8.43	8.43	7.39
Recovery (%)	89.9	89.7	90.0	90.0	90.0	90.0	90.0
Gold Produced (Oz)	919,392	145,725	161,808	163,443	170,749	170,749	106,917
Tails Retreatment (Oz)	41,594	594	600	600	600	600	600	38,000
Total Gold Produced (Oz)	960,986	146,319	162,408	164,043	171,349	171,349	107,517	38,000

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

17    RECOVERY METHODS

Since the commissioning of the processing plant in 2004, all processing models for the mill have been based on actual plant performances. The processing budget takes into consideration the mining schedule (ore source location, tonnes to be mined and gold grade), and predicted sulfur grades to be processed. Recovery data for Fosterville is detailed in Table 17-1.

TABLE 17-1 ACTUAL PLANT PERFORMANCES (2008-2016)

Plant Parameter		2008	2009	2010	2011	2012	2013	2014	2015	2016
Tonnes Milled	t	540,725	781,878	817,535	785,503	786,572	792,166	814,835	703,788	693,066
Sulfur Feed grade	%	1.64	1.71	1.6	1.59	1.44	1.35	1.36	1.34	1.71
Feed Grade	g/t Au	5.42	4.79	4.57	4.87	4.36	4.53	4.62	6.11	7.55
Flotation recovery	%	92.4	96.2	96.2	96.7	95.0	95.9	95.7	96.6	97.0
Gravity gold recovery	%									12.9
BIOX® recovery	%	97.8	99.0	98.7	98.4	97.8	98.0	98.6	98.5	98.4
Sulfide Oxidation	%	97.5	96.3	98.6	97.7	97.7	98.2	98.1	98.3	97.7
CIL recovery	%	78.7	86.2	79.8	81.3	80.5	86.2	87.1	90.9	89.9
Heated leach recovery	%	0.0	0.3	7.1	6.0	7.6	4.5	4.6	2.0	3.7
Overall Leach recovery	%	78.7	86.6	86.9	87.3	88.1	90.7	91.6	92.9	93.6
Overall Plant recovery	%	71.2	85.0	82.5	83.0	82.0	85.2	86.5	88.5	90.1
Mining Au produced	oz	66,984	102,336	99,032	102,048	90,358	98,354	104,518	122,362	151,585
Retreat: Leach tails: tonnes	t	0	9,634	13,222	4,495	2,623	854	4,951	4,519	2,141
Retreat: Leach tails: grade	g/t Au	0	10.25	10.37	8.27	6.98	7.05	10.48	10.75	7.90
Retreat: Leach tails: recovery	%	0	32.5	30.3	12.2	12.1	35.2	49.0	46.3	30.8
Retreat: Leach tails: Au produced	oz	0	1024	1,410	154	80	69	824	734	169
Total gold produced	oz	66,984	103,360	100,442	102,201	90,439	98,423	105,342	123,096	151,755

The process plant incorporates the following unit operations:

  Single stage crushing with a primary jaw crusher;
  Open stockpile with reclaim tunnel;
  Semi-autogenous grinding (SAG) mill;
  Flotation circuit to produce a gold bearing sulfide mineral concentrate and a barren residue;
  A gravity circuit recovering coarser gold from the flotation concentrate. Gravity circuit concentrate is direct smelted;
  A Bio-oxidation circuit consisting of BIOX® reactors to oxidize the flotation concentrate, releasing gold from the sulfide mineral matrix;
  A three-stage CCD circuit to separate the gold bearing oxidized solid residue from the solubilized acid oxidation products;

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine
  A liquor neutralization circuit to neutralize acid and precipitate arsenic as stable basic ferric arsenate and sulphate as calcium sulphate (gypsum) using both ground limestone and lime slurries;
  A limestone grinding facility comprising a single wet ball mill operated in closed circuit with hydrocyclones to produce ground limestone slurry for neutralization of sulfuric and arsenic acids produced from oxidation of gold bearing sulfide minerals;
  Carbon-in-leach (CIL) circuit, with a pH adjustment tank at the head of the circuit, to leach gold from oxidized material and load the cyanide soluble gold onto activated carbon;
  Heated Leach (HL) circuit to combat preg-robbing capabilities of the non-carbonaceous carbon always present in the Mill feed. Specialized in-house technology unique to Fosterville; and
  Pressure Zadra elution circuit to remove gold from carbon, followed by recovery by electrowinning and smelting to doré.

A schematic flow sheet detailing unit operations is presented in Figure 17-1.

The plant was laid out on either side of a central rack in order to facilitate the distribution of reagents, services, and piping arrays. Individual plant areas are separately bunded to isolate and contain spillage. Storm water and abnormal spillage events report to an existing drainage channel, which discharges to a separate containment dam.

The layout of the comminution circuit allows for installation of a pebble crushing circuit should it be required, and a secondary ball mill to increase grinding circuit capacity. Space was left in the area layouts for additional tank farms and equipment to accommodate a nominal increase in plant capacity. Space exists to the east of the plant site to duplicate existing facilities to double plant throughput if required.

Plant commissioning began in November 2004 with first gold production in Q1 of 2005.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Crushing and Milling

The crushing circuit has the capacity to operate 24 hours per day, 7 days/week, at the design availability of 80%.

Run of Mine (ROM) ore is reclaimed from stockpiles on the ROM pad and fed to a bin by front-end loader, blending the ore in the process. Ore is then fed to a 760mm x 1,372mm single toggle jaw crusher by a vibrating grizzly feeder and minus 100mm crushed ore is conveyed to a coarse ore open stockpile with reclaim tunnel providing feed to a semi-autogenous grinding (SAG) mill.

Dust suppression measures are installed at the ROM bin. The crusher discharge and conveyor transfer points both being fitted with dust collectors.

Crushed ore is fed at a controlled rate onto a conveyor feeding 3,500kW SAG mill (~6.1m in diameter x 6.1m) . The ore is ground to a P80 of 75µm in closed circuit with hydrocyclones to liberate sulfide minerals containing gold from the barren gangue minerals. The milling circuit operates 24 hours per day with a throughput of up to 120 dry tph.

Flotation

Hydrocyclone overflow from the SAG mill gravitates to the flotation circuit where the gold containing sulfide minerals are concentrated into a flotation concentrate containing about 8% to 10% of the feed mass with a barren flotation residue, which is rejected from the process.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

The design basis for the flotation circuit is to maximize gold recovery to a concentrate grading approximately 20% S. The flotation circuit consists of a rougher-scavenger cleaner circuit. Rougher concentrate passes directly to final concentrate, while scavenger concentrate passes to the cleaning circuit for upgrading. Cleaner tailing is recycled to the head of the rougher circuit.

Flotation reagents such as the following are added to the hydrocyclone overflow launder and flash flotation feed:

  Activator - copper sulphate;
  Collector - potassium amyl xanthate (PAX); and
  Frother.

Reagent selectivity is a key aspect of the flotation circuit management, based not just on performance, but also toxicity aspects to the downstream Bacterial Oxidation Circuit.

Flotation residue gravitates to a tailings hopper and then is pumped to the flotation residue storage facility together with the products from neutralization of the BIOX® liquor.

Flotation concentrate is thickened in a high-rate thickener prior to feeding the BIOX® circuit.

Gravity Recoverable Gold

With recent changes in the ore body showing increased occurrences of visible gold, a gravity recoverable gold circuit was constructed in Q1 2016 and commissioned in April 2016.

The gravity recoverable gold circuit is installed in the flotation concentrate regrind circuit and continuously processes 100% of the recirculating load. A Knelson concentrator is used as the primary concentrating device, with Knelson concentrate passing to a surge tank. On a day shift basis only, gravity concentrate is removed from the day surge tank and processed over a secondary concentrating Gemini GT1000 table. GT1000 concentrate is then tertiary processed over a GT250 Gemini table. All table tails are passed directly back to the regrind mill recirculating load where they pass back through the Knelson concentrator.

Final tabling room concentrate is calcined in an oven with oven exhaust being wet scrubbed. Calcine concentrate is direct smelted to doré bars.

Oxidation - BIOX®

Due to the different design availabilities between the milling/flotation circuits and BIOX® circuit, and the need for steady operation of the BIOX® circuit, a surge tank with a live capacity of about 48 hours acts as a buffer between the circuits.

The BIOX® bacteria are sensitive to chloride levels in the water, and management of BIOX® feed dilution water quality to <1,000ppm Cl- is critical for the health of the BIOX® circuit. Likewise, cyanide and thiocyanate species are also toxic materials to the bacteria, hence the Flotation and Neutralization waters, plus CIL decant liquors are managed separately at the Fosterville operations to eliminate any processing risks.

Nutrient solution is dosed to the feed splitter box to maintain the correct levels of nitrogen (N), potassium (K) and phosphorous (P) levels in the BIOX® reactors.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

The BIOX® culture is kept active in the reactors by controlling the slurry conditions within specific ranges. The oxidation reactions are exothermic and it is necessary to constantly cool the slurry. The reactors are equipped with cooling coil baffles through which cooling water is circulated to control the slurry temperature at about 43ºC in each reactor.

Oxygen requirements for sulfide oxidation are significant and medium pressure air is injected into each of the reactors.

The slurry pH in each of the reactors is controlled between 1.0 and 1.6 by addition of ground limestone. Hence the corrosive nature of the BIOX® slurry and the potential risk for elevated chloride levels resulted in selection of SAF 2205 stainless steel for equipment in the BIOX®, CCD, and neutralization circuits.

The oxidized product discharged from the final secondary BIOX® reactor gravitates to a product hopper from where it is pumped to the first of three CCD thickeners.

During bio-oxidation iron, sulfur and arsenic is solubilized and is washed from the solid oxidized gold containing residue in the series of three CCD thickeners. A three-stage CCD circuit with a wash ratio of 4.0 is used to ensure cyanicides, soluble arsenic and acid is reduced to levels acceptable in the oxidized concentrate prior to the CIL process. Process water is used as wash water in the CCD circuit and is added to the feed tank ahead of the third (last) CCD thickener. The underflow from the last CCD thickener (washed product) is pumped to an agitated pH adjustment tank ahead of the CIL circuit.

The acidic solution overflowing the first CCD thickener is pumped to the first of six agitated neutralization tanks in series and the solution flows from tank to tank via launders. By-pass launders allow tanks to be taken off line for cleaning and maintenance. In the neutralization circuit the majority of the sulfuric acid is neutralized and precipitated as calcium sulphate (gypsum) and the soluble arsenic and iron precipitated as stable basic ferric arsenate.

The neutralized effluent gravitates to a flotation residue hopper and is pumped with flotation residue to the residue storage facility.

Mozley Cyclones

Ahead of the BIOX® surge tank, the Mozley de-sliming cyclones were installed in April 2008. The Mozley cyclones are used when the feed blend to the flotation circuit is more than 0.3% NCC. The rougher and cleaner concentrate from the flotation concentrate is run through the Mozley cyclones.

The cyclone clusters come in two sets of 20 cyclones and have a typical spigot /vortex finder arrangement of 2.2/7.0mm. The cyclones are fed at a pressure of 250Kpa resulting in typical mass split of 60% to the underflow. Typical feed rate of 40 to 50m3/hr @ 16% solids with 30 to 40m3/hr at 5% to 8% solids reporting to the overflow tailings.

Leaching

Six adsorption tanks are identical in size at 190m3 with a total circuit residence time of about 48 hours at a 30% pulp density. Test-work indicates that the leaching of the oxidized residue plateaus at 36 to 48 hours. Underflow from the last CCD thickener is pumped to the pH adjustment tank and lime slurry is used to neutralize residual acid and raise the pH of the pulp to 11.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Carbon concentrations (20g/L–30g/L) are maintained in all tanks to ensure high gold adsorption efficiency and achieve a low soluble tail. The last CIL tank can be used as tails retreat feed tank.

Heated leach

CIL discharge is fed to heated leach circuit, which was commissioned in April 2009. The process utilizes heat from steam injection and caustic to facilitate gold release from native carbon.

The heated leach circuit consists of 6 x 75m3 tanks with a residence time of 8 to 12 hours. The first three tanks are heated. The last three tanks are cooled to avoid loss of gold in solution. The heated leach process is effective in destroying WAD cyanide to < 1ppm and has replaced the former detoxification circuit.

Elution and Gold Electro-winning

The following operations are carried out in the elution and gold room areas:

  Acid washing of carbon;
  Stripping of gold from loaded carbon using a pressure Zadra elution circuit;
  Electro-winning of gold from pregnant solution; and
  Smelting of electro-winning and gravity products.

The elution and gold room areas operate up to seven days per week, with the loaded carbon recovery on nightshift and the majority of the elution occurring during dayshift. The 3.5t pressure Zadra elution circuit consists of separate rubber lined acid wash and stainless steel elution columns.

Energy, water and major process reagents consumed by the processing plant are all readily available in Australia. FGM do not anticipate there to be any significant increases or decreases to the current consumption rates.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

18    PROJECT INFRASTRUCTURE

All project infrastructures are in place servicing mining and processing operations (Figure 18-1).

18.1	SURFACE INFRASTRUCTURE

18.1.1	PLANT

The process plant site was selected close to the western boundary of the Fosterville Mine Lease, as it:

  Offers easy access from the existing public road system;
  Minimizes haulage distances from mining operations, particularly, the underground portal location; and
  Minimizes the potential for noise impact on nearby residential areas to the east and south by allowing waste dumps and noise abatement bunds to be constructed to the east of the plant site.

The process plant has a nominal capacity of 830,000tpa and incorporates the following unit process operations (Figure 18-2):

  Single stage crushing with a primary jaw crusher;
  Open stockpile with reclaim tunnel;
  Semi-autogenous grinding (SAG) mill;
  Flotation circuit to produce a gold bearing sulfide mineral concentrate and a discardable barren residue;
  A gravity gold recovery circuit consisting of a Knelson concentrator and two Gemini tables;
  A bank of de-sliming hydrocyclones for removing native carbon from flotation concentrate;
  Bio-oxidation circuit consisting of BIOX® reactors to oxidize the flotation concentrate, releasing gold from the sulfide mineral matrix;
  A three stage CCD circuit to separate the gold bearing oxidized solid residue from solubilized acid oxidation products;
  A liquor neutralization circuit to neutralize acid and precipitate arsenic as stable basic ferric arsenate and sulphate as calcium sulphate (gypsum) using both ground limestone and lime slurries;
  A limestone grinding facility comprising a single wet ball mill operated in closed circuit with hydrocyclones to produce ground limestone slurry for neutralization;
  Carbon-in-leach (CIL) circuit, with a pH adjustment tank at the head of the circuit, to leach gold from oxidized material and load the cyanide soluble gold onto activated carbon;
  A heated leach circuit consisting of 6 x 75m3 tanks to recover ‘preg-robbed’ gold from native carbon; and
  Pressure Zadra elution circuit to remove gold from carbon, followed by recovery by electrowinning and smelting to doré.

The plant is laid out on either side of a central rack in order to facilitate the distribution of reagents, services and inter-area piping. Individual plant areas are separately bunded to isolate and contain spillage. Storm water and abnormal spillage events report to an existing drainage channel, to the west of the plant area, which discharges to an existing containment dam to the north.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

SITE INFRASTRUCTURE
POWER
Buried Power Cable
Overhead Power
TELSTRA
Buried Telstra Cable
PIPELINES
Robbins Hill Spinal Line
CIL Decant Water Line
Tailings flotation line
Cooling tower blow down line
8 inch float pipeline
Sewage
Residue Precinct
CIL Residue Site
WATER
Epsom Water Line
River Water Line
Creek
PITS
Pit perimeter
Pit back filled (waste rock)
Tailings Storage Facility
Oxide Pits
Sulphide Pits
UNDERGROUND
Portal Locations
Harrier RAR
LAND OWNERSHIP
Fosterville Gold Mine Land
Crown Land
Private Land
Residential Location
CONSERVATION BOUNDARY
TENEMENTS
Mining Licence
Exploration Licence
Mining Licence Application
TOPOGRAPHY
Track
Sealed Road
Newmarket Gold
FOSTERVILLE GOLD MINE
SITE SERVICES PLAN
0
2
kilometers
December 2016
0 mE
1,000 mE
2,000 mE
3,000 mE
4,000 mE
13,000 mN
12,000 mN
11,000 mN
10,000 mN
9,000 mN
8,000 mN
7,000 mN
6,000 mN
5,000 mN
MIN5404
MIN(A)6267
MIN4456
Sharkey's
Read's
Woolshed
Robbin's Hill
Farley's
Rehe's
O'Dwyers North
O'Dwyers East
O'Dwyers Central
O'Dwyer's South
Hunt's
TSF1
TSF2
TSF3
TSF4
Fosterville
Vanessa North
Vanessa South
Falcon Pit
Central North
UNDERGROUND WORKSHOP & LAYDOWN AREA
Ellesmere Pit
Central Ellesmere
STATE FOREST
OFFICE
TREATMENT PLANT
Harrier Pit
Harrington's Hill
Harrington's Hill South
CIL TAILS STORAGE PRECINCT
John's
TRANSFORMER STATION
Daley's Hill
Fosterville Mine Grid Projection

FIGURE 18-1 FOSTERVILLE GOLD MINE SITE SERVICES PLAN

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Crushing
Stockpile
276,400 mE
Met Lab
First Flush Pond
5,933,200 mN
Raw Water
Storage
Process Return
Water Tank
Office
Gravity Gold Room
Milling &
Classification
HV
Switchboard
Control Room
Flotation
Maintenance
Workshop
Cooling
Towers
BIOX®
BIOX
Air Blowers
Neutralisation
Flotation
Concentrate
Storage Pond
BIOX® CCD
Reagents
Leaching
Heated Leach
5,933,000 mN
LPG
Refining
Carbon
Regeneration
CIL Return
Water Tank
Limstone
Milling
CIL Tails
Retreat
N
MGA 94 Zone 55

FIGURE 18-2 FOSTERVILLE PROCESSING PLANT AREA PLAN

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

18.1.2	BUILDINGS

The site buildings comprise of administration, processing and mining office complexes, toilet/shower/change room facilities, store/warehouse, light vehicle and heavy vehicle workshops, a surface maintenance workshop and core shed facility.

The site is serviced by security infrastructure, phone and internet services.

18.1.3	POWER

Site power is supplied by the Fosterville Terminal Station (FVTS), which is a zone substation on the 220kV power line from Bendigo to Shepparton (BETS-SHTS). The terminal station is owned by Fosterville, operated by SP Ausnet and maintained by Powercor.

The terminal station has a single 15/20MVA ONAN/ONAF 220/11kV transformer.

An overhead 11kV power line runs from the FVTS to the processing plant. The power line is 2,800m long at consists of 19 poles.

At pole 9 there is an 11kV switch room, which supplies the U/G operation.

The processing plant has five 11kV/ 415V transformers and low voltage MCC’s to supply and control the processing plant.

There is also an 11kV 3,500kW SAG Mill motor and three 11kV 750KW motors for the BIOX® Blowers.

The processing plant also has a Power Factor Correction unit.

Power consumption in the processing plant is approximately 7,000kw at a power factor of 0.98.

There are also a couple of 22kV supplies into site, which supply remote areas for site water management as well as the main administration offices.

The site also has a 2.5km long 11kV cable from the U/G settling dams to the in pit Tails MCC, which has a 750KVA 11kv/415V transformer.

18.1.4	TAILINGS

There are two separate residue streams at Fosterville, a flotation/neutralization residue (Figure 18-3) and a cyanide bearing residue (Figure 18-4):

•

The flotation / neutralization residue is a combination of flotation tails (95%) which is ground ore and neutralized liquor containing precipitated solids (5%) from the oxidation process. These tailings are either stored within an above ground paddock style Residue storage facility, or within an In-Pit facility. Fosterville operates Victoria’s first In-Pit facilities, whereby through extensive hydro-geological modeling, abandoned oxide ore pits where identified as preferred storage options. In-Pit facilities offer significantly lower capital and operating costs compared to above ground facilities, and also contribute to the overall rehabilitation of the mine site. Water from these facilities is reused back through the milling, flotation and bacterial oxidation processes. The starter embankment for TSF#4 was constructed in 2015 and has the capacity to hold two years’ worth of flotation/neutralization tailings. Fosterville currently has at least four years of permitted (regulator approved) storage capacity. Therefore, Fosterville has a permitted flotation/neutralization storage plan until 2020. Planning of future flotation / neutralization storage is underway to provide adequate storage for LOM; and

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

•

Cyanide bearing leach residue: The leaching circuit uses cyanide to extract the gold and subsequently the liquor possesses traces of cyanide species. As a consequence, the leach residue is deliberately stored separately to that of the flotation residue in a HDPE or clay lined storage facility and only utilized back within the leaching circuits. Tailings is excavated annually from one of the CIL TSF’s and placed onto one of the CIL hardstands. Fosterville has at least two years of storage capacity available on existing CIL Hardstands. In 2017, Fosterville will seek regulatory approval for further CIL Hardstand upgrades.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

FIGURE 18-3 FOSTERVILLE FLOTATION AND NEUTRALIZATION RESIDUE STORAGE AREA PLAN

7,000 mN
CIL TSF 3
CIL TSF 2
CIL Hardstand 1
CIL Hardstand 2
CIL TSF 1
Fosterville CIL Evaporation Sprays
Storm Pond 1
Storm Pond 2
6,500 mN
CIL Emergency Spillway
HARRIER RAR
CIL Storm Dam
CIL 2 Storm Dam
December 2016
Fosterville Mine Grid
6,000 mN

FIGURE 18-4 FOSTERVILLE CIL RESIDUE STORAGE AREA PLAN

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

18.2	UNDERGROUND INFRASTRUCTURE

18.2.1	POWER

Power for the underground operations is drawn from Pole 9 11kV Switch Room that connects to the

Fosterville Terminal Station (FVTS) Transformer located adjacent to Daley’s Hill.

Three 11,000 volt feeds each enter the underground workings at:

  Harrier at the 4775 Sub Station, via the Harrier vent shaft;
  Phoenix at the 5031 Sub Station, via a service hole; and
  Ellesmere at the 4968 Sub Station, via a service hole.

From these locations low voltage (1000 volt) is reticulated to the working areas via cable and distribution boxes. Further 11,000 volt sub-stations are cascaded from the above named primary points as mine working load requires.

Existing underground power reticulation has been sized to meet the designed LOM requirements.

18.2.2	WATER

Dewatering of the Fosterville underground workings is conducted utilizing two pumping stations.

Each of these stations comprises of three by WT088 helical rotor pumps that are fed from purpose constructed feed dams.

The Phoenix/Central Area is serviced by a station situated at the 4830 level, this station pumps directly to the surface via a steel rising main line that is run through service holes and mine workings and discharges into the Falcon Pit caving area for final settlement of mine solids so that the water can then be utilized within the mine water reticulation system.

The Harrier Area is serviced by a station situated at the 4775 level, this station pumps directly to the surface via steel rising main that is run through service holes, mine workings and the Harrier vent shaft and discharges to the Harrier pit.

Mine water is managed through sumps that are, where possible, connected by drain holes, otherwise pumps are used to move water to collection points where it enters staged pumps that transport water from the working areas of the mine to the pump station feed dams. Pumps used for the staged transfer of water are of the helical rotor type, predominantly WT103 type.

Underground mine process water is recycled from the mine water and is reticulated to the underground working areas from a tank farm on the surface.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

18.2.3	VENTILATION

Primary ventilation of the Fosterville underground workings is achieved utilizing three return air systems; fresh air is drawn into the mine workings via the Falcon and Ellesmere portals and a total of 310m3 / second is delivered to the underground workings.

•	Central/Phoenix

o	Utilize a shared system that exhausts through the Harrier ventilation shaft.

-	1 x Howden 1500/2400 axial fan situated within the Harrier workings draws air through a series of rises and horizontal development that at present terminate at the Phoenix 4190 level.

•	Phoenix

o

1 x FlaktWoods TR-1400-GV-4P fan situated underground at the Phoenix 5071 level draws air through a series of rises and horizontal development to maintain flow through the underground magazines. Exhaust is via a rise to the Falcon pit.

•	Harrier

o

Up to 4 x FlaktWoods TR-1400-GV-4P fans are situated underground and draw air through a series of rises and horizontal development that at present terminate at the 4350 level. Exhaust to the surface is via the Harrier ventilation shaft.

Secondary ventilation is provided to the mine working areas utilizing electric fans and flexible ducting. Fans are sized according to air-flow requirements and range in size from 22 to 180 kW.

18.2.4	DUMPS

Waste material that cannot be placed underground is brought to the surface and dumped within the confines of the Ellesmere pit. As the available volume for waste material within the Ellesmere pit moves towards exhaustion, waste material placement processes will be modified to exploit void available within the Falcon pit envelope.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

19    MARKET STUDIES AND CONTRACTS

19.1	MARKETS

Fosterville produces gold doré bars at mine site, which during the year ended December 31, 2016 were transported to The Perth Mint in Western Australia or ABC Refinery in Marrickville, NSW, Australia and refined to produce gold bullion. The gold bullion is sold over the counter through either The Perth Mint, ABC Refinery directly, or third party international brokers.

Gold is the principal commodity at Fosterville and is freely traded, at prices that are widely known, so that prospects of any production are virtually assured. Prices are usually quoted in US dollars per ounce.

To determine the Australian denominated gold price to use in the Mineral Resource and Mineral Reserve calculations, reference was made to publicly available price forecasts by industry analysts for both the gold price in US dollar terms and the AUD/USD foreign exchange rate.

This exercise was completed in January 2017, and yielded the following average gold forecast prices and corresponding average forecast AUD/USD FX rates.

For Mineral Reserve purposes, a US$1,200 per ounce gold price was used and an FX rate of $0.80 for an approximate Australian dollar gold price of AUD$1,500 per ounce.

19.2	CONTRACTS

Fosterville is subject to a License fee following a License agreement entered into with Biomin South Africa Pty Limited (Biomin) (formally known as Minsaco) in 2003. Biomin has a License from the proprietor to implement a process known as the BIOX® process in Australia whereby micro-organisms are used in the oxidation of certain gold bearing sulphidic minerals in order to facilitate gold recovery. Fosterville agreed to pay a License fee to Biomin calculated as an amount determined by multiplying the number of ounces of gold produced from FGM treated through the BIOX® Plant by $1.33. The License fee was payable from the date of commencement of operations and shall terminate when 1,500koz of gold in the aggregate has been produced from FGM treated at the BIOX® plant. License costs are integrated into the operating expenditure cost structure.

When Crocodile Gold acquired the Fosterville and Stawell Gold Mines from AuRico in 2012, a net free cash flow sharing arrangement was established where Crocodile Gold was entitled to cumulative net free cash flow from those mines of up to C$60M. AuRico would then be entitled to 100% of the next C$30M in net free cash flow, after which Crocodile Gold and AuRico would share the next C$30M of net free cash flow on a 50/50 basis until C$120M of cumulative net free cash flow was achieved, following which AuRico would be entitled to 20% on an ongoing basis.

On December 22, 2014 it was announced that Crocodile Gold had reached a mutually beneficial agreement with AuRico that terminated their net free cash flow sharing arrangement in exchange for a one-time payment of $C20M in cash and a net smelter return royalty of 2% from Fosterville (effective upon final approval from the Foreign Investment Review Board of Australia) and a 1% royalty from the Stawell Gold Mines (commencing January 1, 2016), releasing Crocodile Gold from its obligation to pay AuRico any further net free cash flow generated from its Victorian operations. This agreement means that Kirkland Lake Gold is obligated to pay AuRico a net smelter royalty of 2%. However, Alamos Gold Inc. (Alamos) merged with AuRico Gold in July 2015, which has resulted in Kirkland Lake Gold now being obliged to pay the new company, AuRico Metals, the net smelter royalty of 2% from Fosterville Gold Mine.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Fosterville is an owner/operator business with mining, processing, technical and administration functions undertaken by personnel employed by Kirkland Lake Gold. Supplementary support to the operation is sourced through various service contracts. The most significant service contracts include:

•	E.B. Mawson & Sons Pty. Ltd. – providing services and supply of concrete products;

•	Downer EDI Mining Pty. Ltd. – providing underground drilling services;

•	Hoare Bros. Pty. Ltd – providing surface haulage services; and

•	Deepcore Australia Pty. Ltd. – providing underground and surface diamond drilling services.

The terms and rates of these contracts are within industry norms. The Authors are not aware of any other agreements that are not within normal market parameters.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

20    ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1	ENVIRONMENTAL STUDIES AND RELATED ISSUES

Environmental studies conducted at FGM related to environmental issues are outlined below:

Managed Aquifer Injection

Fosterville Gold Mine produces an excess of mine water from the dewatering of underground operations. Regulatory approval has been gained to treat excess mine water using a Reverse Osmosis (RO) plant for reuse in the processing plant. RO technology is a common solution for water treatment, readily available and understood. A by-product of the process is the generation of a concentrated saline solution called brine. The brine produced would need to be stored in evaporation ponds designed to withstand seasonal rainfalls without discharge.

Managed Aquifer Injection (MAI) is an alternative mine water treatment and reuse strategy being investigated. MAI involves the intentional injection of water into a host aquifer for storage and/or potential reuse for environmental and agricultural benefits. Water is treated prior to injection so that the water chemistry meets the same specifications as the host aquifer. A pilot treatment plant using Ionic Filtration and Exchange has been established at Fosterville to investigate the effectiveness of the treatment process. Investigations into the water treatment process are continuing to ensure groundwater would not be adversely impacted.

An injection trial was carried out in January 2017 whereby water of an approved quality was physically injected into the aquifer and evidence of that water chemistry was monitored at a series of groundwater monitoring bores. The trial also improved the understanding of how the water moves through the aquifer. A Work Plan Variation for this project is presently being compiled and will be submitted during 2017.

Environmental Noise Assessments and Mitigation

AECOM consultants were commissioned in 2014 to conduct an acoustic assessment of Fosterville Gold Mine, which included measurement and modeling of the operations and advice for potential noise mitigation. This included noise imagery investigations on complicated noise sources within the processing plant using an acoustic camera. The acoustic camera captures a photographic image overlaid by coloured sound intensity contours emitted from objects.

Over 2015 and 2016 a number of noise mitigation projects were implemented. Key projects included:

•	Hardware installation and control modifications to reduce the amount of excess air being emitted from ‘Blow Off’ valves at the Processing Plant;

•	Incorporating noise isolation material into the lining of noise attenuation boxes that partially surround BIOX® agitators at the Processing Plant;

•	Modifications were made to the vibrating feeder and blower operation at the Tannin Mixing Plant; and

•	Operating some exploration drill rigs within a fully enclosed purpose built noise attenuation shed or noise attenuating hay bales.

•	Placing sound isolation material around the SAG Mill Gearbox and Lube Shed pump.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Storm Water Management

During 2016 FGM commissioned Advisian Consultants to develop a water balance model to evaluate the ability of storm water dams to contain mine affected runoff from a 1:100-year rainfall event. A management plan is being developed to upgrade the water management system to meet these requirements.

CIL and Mine Water Evaporation Spray Monitoring Programs

Environmental monitoring is conducted at the Robbin’s Hill and Fosterville CIL evaporation facilities as per the CIL management plan. Monitoring is also conducted at the Falcon Pit mine water evaporation facility in accordance with the approved Work Plan Variation. Monitoring includes vegetation assessments, soil monitoring and spray drift catcher monitoring to determine if the operation of the sprays is having any impact on the environment.

Biosolids Trial

In collaboration with Coliban Water Fosterville Gold Mine is conducting a biosolid fertilizer trial. Biosolids is a solid product from sewage treatment processes and have been treated in a way to make them safe for further use. The biosolid fertilizer has been incorporated into a number of soil plots and planted with native species. Monitoring of the trial plots over time will determine the effectiveness of the biosolid fertilizer in improving soil structure and fertility and also enhancing vegetation establishment and growth.

Monitoring of the plots is being undertaken by Goldfields Revegetation Ltd. Monitoring indicates certain plant species have good growth rates in the plot containing a mix of waste rock and biosolids. Further trials using biosolids planted out with pasture species is planned for 2017.

Heap Leach Environmental Characterization

An environmental characterization of Robbin’s Hill heap leach waste rock was undertaken to assist determination of the appropriate closure strategy for the material. Sampling was carried out during 2015 from five cores drilled into the heap leach waste rock. The material was found to be non-reactive and could be used as a capping material on tailings storage facilities or re-shaping and rehabilitation. The potential reuse of heap leach as a capping material has potential environmental and cost benefits by reducing rehabilitation liability and providing a readily available source of construction material. Longer term kinetic column leach testing of the material is being undertaken to identify the best option.

AECOM Dust Dispersion Study

During 2016 AECOM consultants were commissioned to model the dust dispersion patterns from mining activities and provide recommendations on the appropriate siting of existing dust monitoring equipment. As per the recommendations of the report FGM will modify some of the dust monitoring locations and are investigating installing further ambient air monitoring equipment.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

20.2	WASTE AND TAILINGS DISPOSAL, SITE MONITORING AND WATER MANAGEMENT

20.2.1	REQUIREMENTS

Requirements for residue storage sites are provided in the following documents:

  Section 4.5 of the 2004 Work Plan;
  Approved Work Plan Variation for Additional Portal Access Points (three in total), additional CIL storage facilities (including on the Fosterville Heap Leach Pad) and the construction of a reload facility (February 22, 2005);
  Work Plan Variation CIL Tails Storage and Decant Water Management (July 1, 2008);
  Work Plan Variation CIL Residue Hardstand Area (October 23, 2009);
  Work Plan Variation, “In-Pit Residue Disposal Facility” (November 2009);
  Work Plan Variation, CIL Residue Hardstand #2 Area (March 2012);
  Work Plan Variation, “In-Pit Residue Disposal Facility – TSF3 O’Dwyer’s South Pit”
  (November 2012);
  Work Plan Variation, “Raising of existing embankment of TSF1” (December 2013); and
  Work Plan Variation, “Additional Residue Storage Facility - TSF4” (September 2014).

Flotation and Neutralization Tails

Flotation and neutralization tails have been stored in the following facilities:

  TSF1;
  Hunts and Fosterville In-Pit Facilities;
  O’Dwyer’s South In-Pit Facility; and
  TSF4

During 2016 FGM deposited flotation and neutralization tails into TSF1, Hunts in pit facility, O’Dwyer’s South In-pit facility and TSF4, which was commissioned in November 2015. The Fosterville In-Pit Facility has been filled and capped. Capping performance is being monitored by the amount of rainfall infiltration through the cap, and is measured by two lysimeters installed within the cover profile.

CIL Tailings

CIL tailings have been stored in lined tailing facilities within and adjacent to the old Fosterville Heap leach facility. A Work Plan Variation will be submitted in 2017 to enlarge the storage capacity of the CIL tailings facility.

Overburden Waste

The deposition/distribution of overburden waste throughout the Fosterville site is outlined in Table 20-1.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

TABLE 20-1 OVERBURDEN USE AT FOSTERVILLE GOLD MINE

Overburden Source	Use
Falcon Pit	Construction of TSF1 (internal rock armouring of walls)
Construction of the ROM pad
Construction of haul roads
Backfill into Vanessa’s North Pit and at the southern end of Fosterville Pit (the remainder is flotation tailings)
Construction of McCormick’s Waste Dump (majority)
Ellesmere Pit	Sound bunds on the eastern side of Ellesmere (possibly Harrier sound bund as well) McCormick’s Waste Dump Falcon Backfill
Johns Pit	Backfilling Harrington Hill South Open Pit[1] Backfilling into Harrier Open Pit (western side) Use for repairing the CIL Storm Dam wall Abandonment bund walls for Johns Pit South end of Ellesmere
O'Dwyer's South Open Pit	To be used as backfill into the northern end of the Pit To be placed into the existing O'Dwyer's South Waste Dump
Harrier	Backfilling into Ellesmere Pit south to north Construction of internal ramps in Harrier Pit Sound walls to the east of Harrier Pit To be used for rock fill for CIL #3
Hunts	TSF1[2] main embankment Building Hunts Pit Waste Dump
Fosterville	Hunts Waste Dump
Underground	Backfilled into underground workings Used as base in the Ellesmere Saddle

Notes:

1.	Sediment from Fosterville Storm Dam was also transferred into Harrington Hill South Pit.
2.	TSF1 was also constructed using heap leach material from Robbin’s Hill.

Potentially Acid Forming Materials

Known potentially acid forming (PAF) materials excavated from open pits have been stored in:

  McCormick’s Waste Dump;
  Johns Pit (taken from Johns Pit and Harrier Pit); and
  Flotation and Neutralization Tailings.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

A Waste Rock management plan was developed in 2014, which indicated that waste rock was overall non-acid-forming and contained a significant inherent Acid Neutralizing Capacity that was available to offset any isolated acid formation. Kinetic column leach testing of the main waste rock lithologies is presently being undertaken to further understand the long term leaching characteristics of the main overburden lithologies. It is intended that further waste rock characterization will be undertaken during 2017.

20.2.2	SITE MONITORING AND WATER MANAGEMENT

Water Management

The Fosterville annual water monitoring plan is designed to monitor the impacts of mining activities on surface and groundwater quality and quantity in the regional and local aquifer systems. Water samples are collected on monthly, quarterly or an annual basis in accordance with the Work Plan (2004) and the annual water monitoring schedule which is reviewed each year.

Groundwater levels in the monitoring bores are also recorded each month.

Noise Monitoring

Noise monitoring is undertaken in accordance with the Work Plan (2004) and Work Plan variation (2015) and includes periodic day, evening and night measurements at nine representative locations surrounding the mine. Noise results are assessed against EPA criteria and any mine related exceedances are reported to the Regulators.

Air Quality

Dust deposition rates were monitored on a monthly basis at 10 sensitive receptors around the mine. The quantity of material deposited was analyzed for total insoluble material (g/m2), which comprises non-combustible material (ash) and combustible material. Ash content provides an indication of the mineral content of a sample. The mineral content may be attributable to mining, but may also be attributable to other sources such as agriculture, unsealed roads etc. The combustible material will not be attributable to mining as this is mostly organic matter.

Dust was also measured at a sensitive receptor by a high volume sampler. The high volume sampler measures the particulate loading in the air less than 10 and 2.5 microns (mg/m3).

Greenhouse gases and other emissions are evaluated and reported under the National Greenhouse and Energy Reporting and National Pollutant Inventory regulatory programs on an annual basis.

Rehabilitation Monitoring

As part of the Environmental Management Plan, Fosterville undertakes progressive rehabilitation of areas affected by the operations, taking into consideration the future end use of the land. Progressive rehabilitation includes stabilization earthworks, drainage enhancement and control works, establishing vegetation, weed and pest animal control and continual monitoring. Bi-annual monitoring of the revegetation works associated with the McCormick’s Waste Dump site and the O’Dwyer’s South Pit remnant patch is conducted by an independent consultant. The scope of the monitoring includes an assessment on plant growth and survival, threats to plant survival and the presence of pest plants and animals.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Vibration Monitoring

Blast monitoring was undertaken at a sensitive receptor outside the boundary of the Fosterville Mine Lease with a permanently installed blast monitor. All of the blasts that were monitored during 2016 were within the Mining License limits.

20.3	PROJECT PERMITTING REQUIREMENTS

Fosterville currently operates under a Mining Lease and Mining License dated 2003. A Work Plan was approved for the project in February 2, 2004. There have been a number of Work Plan Variations that have been prepared for the project which form addendums to the 2004 Work Plan. Recent Work Plan Variations approved include:

  Mine water evaporation sprays in North end of Falcon Pit (August 2014);
  Mine water treatment plant (September 2014);
  Additional Residue Storage Facility - TSF4 (September 2014); and
  Reviewed Noise Monitoring Limits (February 2015).

A mining lease application MIN006267, which is adjacent to the southwestern border of MIN5404, was submitted for approval in 2016 and is currently being assessed by the regulators.

A Work Plan Variation for underground aquifer injection (see Section 20.1) is presently being compiled and will be submitted during Q1 2017.

There are a number of requirements relating to rehabilitation and closure both in the License, the 2004 Work Plan and in subsequent Work Plan Variations. All rehabilitation and closure requirements have been incorporated into the site’s Closure Plan.

20.4	SOCIAL OR COMMUNITY RELATED REQUIREMENTS AND PLANS

Community engagement and consultation on all aspects of the operation continues as an integral part of the FGM business model. There are a range of forums and consultation undertaken including quarterly Environmental Review Committee Meetings, an annual Open Day, newsletters, information updates and an active Facebook Page. A range of project or activity-specific meetings are also held where future activities and plans are communicated. The feedback from these sessions is utilized in planning any future projects. Fosterville Gold Mine also has a Community Engagement Plan and prepares an annual Sustainability Report that is made available to all members of the community.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

20.5	MINE CLOSURE (REMEDIATION AND RECLAMATION) REQUIREMENTS AND COSTS

A rehabilitation bond is reviewed regularly with the Department of Economic Development, Jobs, Transport and Resources Victoria. In December 2015 the rehabilitation bond was reviewed and increased to AUD$7.84M. Rehabilitation is undertaken progressively at FGM as per the mining license conditions and the bond may be reduced on establishment that the land has been rehabilitated in accordance with the MRSD Act. That is, the land is safe and stable, non-polluting and the revegetation cover is self-sustaining. All closure requirements are included in the FGM Closure Plan.

Key operational domains for reclamation works include:

  Northern Site Facilities;
  Southern Site Facilities;
  Sulfide Infrastructure;
  Sulfide Open Pits;
  Adits and Shafts;
  Main Overburden Heap;
  Tailings Storage Facility;
  CIL Dams;
  Heap Leach Pads; and
  Oxide Open Pits.

After an investigation into the potential realization estimates of the FGM assets, including the processing plant, ancillary equipment, non-fixed assets and the mining mobile fleet, the Company considers the current processing plant as a valuable asset that will be able to be successfully sold as an entire operation unit and removed down to the foundations on a cash positive basis. The demolition of the plant is therefore an integral cost within the Rehabilitation Bond Provision at this time.

In addition to disposal of the plant, key closure activities for FGM include:

  Decommissioning and rehabilitation of the heap leach facilities, associated dams and infrastructure;
  Decommissioning and rehabilitation of the tailings facilities (including TSF1 and the in-pit storages);
  Decommissioning and rehabilitation of the CIL tails facilities and associated dams;
  Rehabilitation of old open pits; and
  Re-vegetation of all remaining disturbed areas.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

21    CAPITAL AND OPERATING COSTS

21.1	CAPITAL AND OPERATING ESTIMATES

The capital and operating costs for the FGM are presented below in Table 21-1.

The basis of the below estimates is on operating history and known increases in cost for the current and future years.

Operating Costs

  All 2017 costs as per budget.
  2018/19/20/21 operating costs as per 2017 reflecting a similar production profile and operating development schedule. This assumes that ongoing cost control/productivity program keeps pace with inflation.
  Operating costs for the reduced volume in 2022 have been estimated at $70/t for mining (mostly stoping only), $3/t for geology, $45/t processing and $14/t for administration. Residual administration costs during tails-only operation have been estimated at $100/oz post mine closure.
  Tails retreat-only processing costs (post-mining) have been estimated at $900/oz (+100/oz for administration).
  Royalty is reflected as 2% of revenue throughout the model.

Capital Costs

  All 2017 costs as per budget.
  Mobile Plant and Equipment has been modeled as $14.0m annually for 2018-21 reflecting the 2017 budget.
  Processing Plant Capital modelled at 2017 budget levels for the period 2018-21.
  Infrastructure Capital in 2017 Budget is elevated due to TSF1 lift. 2016 expenditure ($1.6m) is taken as the baseline for 2018-2021 with the exception of an additional $3.2m in 2018 for TSF4 lift 2.
  Underground Development Capital in 2017 is elevated due to addition of the Harrier South decline. This elevated expenditure has been maintained for 2018-21 to reflect the intention to maintain three main declines/production fronts. This reflects the development required (decline, level accesses, ventilation raises) to access the subsequent year of production.
  Resource Definition Capital modelled at 2017 budget levels for the period 2018-2021 reflecting the replacement cost of reserves mined.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

TABLE 21-1 CAPITAL AND OPERATING COST ESTIMATES FROM THE CURRENT LOM PLAN

Fosterville Gold Mine	LOM	FY-17	FY-18	FY-19	FY-20	FY-21	FY-22	FY-23
Current LOM Reserves + Resource Conversion
Operating Costs
Surface Mining	$0	$0	$0	$0	$0	$0	$0	$0
Underground Mining (includes geo & mine maint.)	$290,967,660	$50,893,532	$50,893,532	$50,893,532	$50,893,532	$50,893,532	$36,500,000	$0
Processing (includes refining, transp. & mill maint.)	$188,123,125	$26,284,625	$26,284,625	$26,284,625	$26,284,625	$26,284,625	$22,500,000	$34,200,000
Administration	$58,574,110	$9,554,822	$9,554,822	$9,554,822	$9,554,822	$9,554,822	$7,000,000	$3,800,000
Royalty	$30,745,737	$4,676,383	$5,197,063	$5,249,379	$5,483,179	$5,483,179	$3,440,553	$1,216,000
Total Operating	$568,410,633	$91,409,363	$91,930,042	$91,982,358	$92,216,158	$92,216,158	$69,440,553	$39,216,000
Capital
Mobile Plant and Equipment	$63,281,774	$7,281,774	$14,000,000	$14,000,000	$14,000,000	$14,000,000	$0	$0
Mobile Plant and Equipment Under Finance	$6,787,000	$6,787,000	$0	$0	$0	$0	$0	$0
Processing Plant	$3,610,000	$722,000	$722,000	$722,000	$722,000	$722,000	$0	$0
Infrastructure	$12,992,000	$3,392,000	$1,600,000	$4,800,000	$1,600,000	$1,600,000	$0	$0
Land and Buildings	$20,000	$20,000	$0	$0	$0	$0	$0	$0
Underground Development	$168,108,200	$33,621,640	$33,621,640	$33,621,640	$33,621,640	$33,621,640	$0	$0
Ventilation Upgrade	$22,020,000	$12,200,000	$9,820,000	$0	$0	$0	$0	$0
Managed Aquifer Injection	$6,180,000	$6,040,000	$140,000	$0	$0	$0	$0	$0
Resource Definition	$60,504,645	$12,100,929	$12,100,929	$12,100,929	$12,100,929	$12,100,929	$0	$0
Total Capital	$343,503,619	$82,165,343	$72,004,569	$65,244,569	$62,044,569	$62,044,569	$0	$0

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

22    ECONOMIC ANALYSIS

As per Item 22: Economic Analysis, Instruction 1, item 22 has been excluded on the basis that the property is currently in production and there are no plans for material expansion of current production.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

23    ADJACENT PROPERTIES

As shown in Figure 4-2, the Fosterville Mine Lease (MIN5404) is completely enveloped by Exploration Licenses held by Kirkland Lake Gold (through Fosterville Gold Mine Pty Ltd). Within FGM held ELs sulfide-hosted gold mineralization has been identified in the Goornong area (5km to the north of MIN5404) and the Hallanan’s area (2km to the south), as discussed in van Riel (1999). However, the exploration of these prospects is only at an early stage and not relevant to discuss further in relation to this Technical Report.

No other sulfide hosted gold operations are in production in the Fosterville district. However, sulfide hosted gold mineralization does occur in the Lockington area (Boucher et al., 2008b; Arne et al., 2009), 50km north of Fosterville where eight mineralized trends have been mapped beneath thick cover using aircore drilling. This information is not able to be verified by a Qualified Person (QP) and is not indicative of the mineralization that is the subject of this technical report.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

24    OTHER RELEVANT DATA AND INFORMATION

No other relevant information is required to make the technical report understandable and not misleading.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

25    INTERPRETATION AND CONCLUSIONS

The Authors have made the following interpretations and conclusions:

•

The understanding of the fundamental geological controls on mineralization at Fosterville is high. Primary mineralization is structurally controlled with high-grade zones localized by the geometric relationship between bedding and west dipping faulting. This predictive model has led to considerable exploration success in following the down-plunge extensions of high-grade mineralization.

o

The Lower Phoenix Fault is the primary west dipping structure in the active mine development area and is defined by reverse faulting on a shale package where anticline thrust displacement of ~80m occurs. The fault dips between 35 and ~55 degrees to the west and mineralization can be traced along a dip extent of ~190m and strike extent of ~1.75km. The dominant mineralization style on this structure is disseminated sulfide, however, occurrences of visible gold at depth are becoming increasingly common, concentrated where footwall structures intersect. The Lower Phoenix System currently remains open to the north and south so maximum plunge extent has not yet been defined.

o

Throughout 2016, development mapping and continued drilling confirmed that there were multiple mineralized structures of various size and continuity footwall to the main west dipping Lower Phoenix Fault, which present significant resource growth potential. Progressive geological understanding of the Phoenix and Lower Phoenix footwall environs has highlighted the significance of these favorable settings for mineralization, including;

o

East Dipping mineralized structures, namely the Eagle Fault and East Dipping Faults, which commonly contain quartz–stibnite vein assemblages and substantial concentrations of visible gold, typically enveloped by halos of disseminated sulfide. The Eagle Fault is discordant to bedding and variably dips between 10 and 60 degrees to the east and transforms further to the south to strike in an ENE direction dipping ~45 degrees to the SSE. The Eagle Zone mineralization extends over a 790m strike extent and it is untested and open at depth below the 3960mRL and south of 6350mN. Drilling is planned to target beyond this extent during the remainder of 2017. East Dipping Faults are typically bedding parallel to sub parallel with dips of ~70 degrees east to sub vertical. The defined extent of East Dipping structures containing significant mineralization is now approximately 1.5km.

o

The low-angled Lower Phoenix Footwall west dipping structures typically consist of large quartz veins up to several meters wide with laminated textures, indicating a series of multiple mineralizing events, including a later stage quartz-stibnite phase of mineralization and visible gold. The faults are interpreted to have minimal offset but rather have been hydraulically fractured. Where these structures form linkages between the Lower Phoenix and East Dipping Faults, extremely high gold grades are observed. During 2016 drilling from the footwall to the Lower Phoenix discovered west dipping Lower Phoenix Footwall mineralization, which occupies a reverse fault structure that exhibits ~20m of thrust offset, returning some of the highest grade intercepts returned on the Fosterville Lease. The defined size of this high-grade mineralized structure is now 200m in strike length and 160m in vertical extent. The mineralized zone appears to adjoin the high-grade Eagle structure at its lower edge and is untested down-plunge. Continued drilling from the hangingwall drill platforms during 2017 will continue to advance the understanding of size and scale of this attractive resource growth target.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

•

Continued drill definition of these structures over 2016, in combination with ore development and production exposure and reconciliation performance has reaffirmed the significance of these easterly dipping footwall structures to the Lower Phoenix Fault. The defined continuity, proximity to existing Mineral Resources and high-grade tenor of these structures enhances the December 2016 Mineral Resource and Reserve position. Furthermore, mineralization on these structures is open down-plunge, providing encouraging future Mineral Resource and Mineral Reserve growth potential for the operation.

•

Continued drilling into the Harrier System in 2016 has identified high-grade mineralization containing significant amounts of visible gold at depth, primarily associated the Harrier Base structure. The Harrier base structure exhibits reverse thrust movement of approximately 60m. Visible gold is hosted within laminated quartz-carbonate vein assemblages, which may contain minor amounts of stibnite. In the strongest mineralized zones a broad halo of sulfide mineralization surrounds quartz bearing structures hosting visible gold. The high-grade visible gold mineralization was first recognized at approximately the 4480rl, a comparable elevation to where visible gold occurrences in the Lower Phoenix became more prominent. The Harrier Base mineralization is open to the south.

•

There is an observed change in the nature of some of Fosterville mineralization at depth with a number of high-grade, quartz-carbonate +/- stibnite vein hosted, visible gold drill intercepts recorded for the Eagle, Lower Phoenix, Lower Phoenix Footwall, East Dipping and Harrier Zones. Disseminated sulfide mineralization continues to persist at all depths and is uniform in character. It is currently inferred that the quartz-carbonate +/-stibnite-visible gold assemblages have been emplaced at a later date to the disseminated sulfide providing an upgrade to the mineralization.

•

Progressive geological interpretation has led to continued development of robust geological and resource models underpinning the Mineral Resource and Mineral Reserve estimates. The relationship between mineralization and the controlling structural/stratigraphic architecture means that quality geological interpretation is critical to producing quality resource/reserve estimates.

•

The modifying factors used to convert the Mineral Resources to Mineral Reserves have been refined with the operating experience gained since underground production commenced in September 2006. In particular, the robustness of the mining recovery and dilution estimates has improved with experience relative to the pre-mining assessments.

•

Fosterville Gold Mine has a demonstrated solid production history over a 10 year plus period since the beginning of commercial sulfide gold production in April 2005, and it is the Authors’ view that the risk of not achieving projected economic outcomes is low given the operational experience gained over this time period. A foreseeable risk and uncertainty facing the operation is the changing character of mineralization at depth with an increase in the occurrence of visible gold. Reconciliation results in the past have provided confidence in the sample collection procedures, the quality of assays and the resource estimation methodology, but these processes will need to be continually adapted in consideration of the changing mineralization character at depth. Kirkland Lake Gold needs to continue research to better understand the potential implications on future geological, mining and metallurgical processes and will continue to seek external advice during 2017 in relation to sampling, assaying and Mineral Resource estimation of visible gold mineralization. Based on recommendations from previous external reviews, projects plans have been developed and implemented.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

26    RECOMMENDATIONS

The following recommendations are made:

•

Further mine lease growth exploration activities should be pursued. Given the strong understanding of geological controls on mineralization, this could have the potential to yield additional resources and reserves. Particular areas that are recommended to focus upon are the up and down-plunge extensions of the Lower Phoenix structure (northwards up-plunge from 8200mN and southwards down-plunge from 6200mN). Exploration of the Lower Phoenix southwards of 6200mN is technically challenging from surface due to target depths and as such Kirkland Lake Gold has commenced the development of dedicated underground drill platform to facilitate further exploration of the Lower Phoenix system down-plunge. The current 2017 exploration budget includes development extensions of the Harrier Exploration Drive Decline, P4190 Drill Drive and Central Decline Drill Drive to establish drilling platforms to target Lower Phoenix extensions at a cost of AUD$12.44M. Diamond drilling from these platforms is estimated to cost AUD$4.08M to explore these gold targets;

•

A Harrier Drill Drive Incline development is also planned to commence from the Phoenix Decline in 2017 at a cost of AUD$2.88M. This development is projected to join with the Harrier Drill Drive Decline in 2018 providing a link between the Harrier and Phoenix mining areas. The long term benefits of this development link are significant, not only as providing a hangingwall drill platform to explore the Lower Phoenix extensions over a 1.5km strike extent, but also in unconstraining production as it will provide an alternative ore haulage route;

•

Exploration of the Lower Phoenix, up-plunge, northwards of 8200mN should be progressively pursued from surface drill positions to provide satisfactory drill intercept angles. A total of four drill sections are planned from surface to explore the Lower Phoenix and Lower Phoenix Footwall targets at a cost of AUD$3.19M;

•

With an increasing grade profile identified at depth and the establishment of high-grade Mineral Reserves at lower levels in Harrier, it is strongly recommended that the down-plunge extensions of the Harrier system are further explored. The 2017 budget plan has a scheduled development extension of the H4625 Drill Drive at a cost of AUD$797K, which will facilitate a 100m step out section of drilling beyond the current extent of Mineral Resources and Mineral Reserves at a cost of $558K;

•

Given the unexplored potential of the Fosterville Goldfield, it is recommended that growth drill programs are implemented in pursuit of defining potential Mineral Resources independent from current mining centers. Growth drill programs planned to be undertaken within the mining lease during 2017 include the Harrier Up-Dip program, which will explore for gold mineralization between the existing Harrier Mineral Resource and the Daley’s Hill Pit and the Robbin’s Hill Program, which will continue to build an understanding of the underground Mineral Reserve potential beneath the Robbin’s Hill pits. A total cost of AUD$3.50M is budgeted in 2017 to execute these programs;

•

To advance the pipeline of regional growth targets on surrounding exploration licenses, Fosterville is planning to drill an adjacent line of mineralization at Sugarloaf located approximately 1km to the west of the Fosterville Line with a scoping drill hole from an underground platform at a cost of AUD$234K. A regional soil sampling program at a cost of AUD$32K is also planned. In addition, given the recent technological advancements and successful application of seismic exploration in the mining industry, Fosterville has budgeted for preliminary seismic works to assess the suitability of this method to optimise drill targeting. The project is proposed to be undertaken during 2017 at a cost of AUD$400K, and if successful, could lead to further application on a more regional scale;

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

•

Outside the 2017 scope of planned works other prospective regional exploration targets also exist in close proximity to the existing Mine Lease and form part of the overall future drill planning. These prospects include Goornong, Hallanan’s and the O’Donnell’s Line. Other prospects further away from the Mine Lease will be explored in future years.

•

The infill/resource definition programs should be continued with an aim to maintain a minimum two years of reserves drilled out to 25m centers (or closer where necessary). Both the south plunging, westerly dipping Phoenix and Lower Phoenix Mineralized Zones and the easterly dipping Eagle and East Dipping Mineralized Zones require definition drilling, which is to be conducted from both hangingwall (western side) and footwall (eastern side) drill platforms. Infill/definition drilling should also target the down-plunge extensions of the Harrier Mineralized Zones with the aim of increasing Mineral Resource confidence. A total of AUD$13.4M is budgeted to undertake infill/definition drilling in 2017. As the decline and mining front continues to move south and to depth, further hangingwall drives will be required. This work and the associated drilling have not been cost estimated in detail; and

•

The observed increased frequency of visible gold intercepts at depth requires continued research to better understand the potential implications on future geological, mining and metallurgical processes. Kirkland Lake Gold continued to seek external advice over 2016 in relation to sampling, assaying and resource estimation of visible gold mineralization. Based on recommendations from external reviews, project plans have been developed and implemented.

•	With this additional drilling data and further ongoing operational experience, it is recommended that mining recovery and dilution factors are reviewed and refined on an ongoing basis.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

South
North
Daley's Hill
John's
Harrier
Ellesmere
Falcon
5,000 mRL
4,000 mRL
Vulture
Harrier & Osprey
HARRIER DECLINE
Ellesmere
Lower Phoenix
CENTRAL DECLINE
Splay
Splay
PHOENIX DECLINE
Phoenix
Lower Phoenix
5,000 mN
6,000 mN
7,000 mN
8,000 mN
9,000 mN
Fosterville Mine Grid
View looking to West
0
500
MINING
LEGEND
RESOURCE GRADE SHELLS
Indicated
Inferred
Mined Open Pits
Mined Stopes
Reserve Stopes
>3 g/t Au
>3 g/t Au
Target Trend
Mined Development
Mine Design
1.5 g/t Au
1.5 g/t Au
(Mineral Resources, Reserves and Mining as at December 31, 2016)
2017 Proposed Drilling Program
2017 Planned Development
Newmarket Gold
Longitudinal Projection of 2017 Planned Exploration Drilling, Fosterville Gold Mine
December 2016

FIGURE 26-1 LONGITUDINAL PROJECTION OF PROPOSED EXPLORATION DRILLING PROGRAMS FOR 2017

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

TABLE 26-1 PROPOSED EXPLORATION DRILLING PROGRAMS FOR 2017

Exploration programs for 2017	Description	Expenditure (AUD)
Lower Phoenix FW 5550mN Drilling	Test for extension of down-plunge Lower Phoenix mineralization	$720,000
Lower Phoenix FW 5650mN Drilling	Test for extension of down-plunge Lower Phoenix mineralization	$720,000
Lower Phoenix FW 5750mN Drilling	Test for extension of down-plunge Lower Phoenix mineralization	$439,200
Lower Phoenix FW 5850mN Drilling	Test for extension of down-plunge Lower Phoenix mineralization	$243,900
Eagle South Extension Drilling	Test for extension of down-plunge Lower Phoenix mineralization and repeats	$450,000
Lower Phoenix 6200mN Drilling	Test for extension of down-plunge Lower Phoenix mineralization	$423,900
Lower Phoenix 6300mN Drilling	Test for extension of down-plunge Lower Phoenix mineralization	$540,000
Lower Phoenix 6400mN Drilling	Test for extension of down-plunge Lower Phoenix mineralization	$540,000
Harrier South 4650mN Drilling	1 section of Harrier South Resource extension (100mx50m) drilling	$558,000
Harrier Up-Dip (UG) Drilling	Mineralization on west dipping and potential E-W trending fault.	$846,000
Sugarloaf (UG) Drilling	West drilled Investigative hole to test for Sugarloaf structures	$234,000
Lower Phoenix North 8400mN Drilling	Scoping Drilling to test for Lower Phoenix North extensions	$750,000
Lower Phoenix North 8500mN Drilling	Scoping Drilling to test for Lower Phoenix North extensions	$525,000
Lower Phoenix North 8700mN Drilling	Scoping Drilling to test for Lower Phoenix North extensions	$675,000
Lower Phoenix North 8800mN Drilling	Scoping Drilling to test for Lower Phoenix North extensions	$388,750
Fosterville Splays North 8400mN Drilling	Single Investigative hole to test deep structures	$292,500
Fosterville Splays North 8500mN Drilling	Single Investigative hole to test deep structures	$275,000
Fosterville Splays North 8700mN Drilling	Single Investigative hole to test deep structures	$287,500
Robbin's Hill 12500mN - 12800mN Drilling	Scoping (100mx50m) drilling to test for UG target	$1,225,000
Robbin's Hill 12900mN - 13100mN Drilling	Scoping (100mx50m) drilling to test for UG target	$1,250,000
O'Dwyer's North Drilling	2 sections of Resource extension drilling N of O'Dwyer's North open pit	$175,000
Sugarloaf alteration comparison	Comparing Sugarloaf drill core to Fosterville system for mineralogical zonations to support target generation	$5,000
2D Seismic of Northern Lease	Initial trial of the method to identify known and new structures	$400,000
Harrier 4625 DD Development	Dev. to support Harrier 4650mN drilling	$797,040
Harrier Drill Drive Decline	Dev. to support Lower Phoenix drilling	$8,147,520
Harrier Drill Drive Incline	Dev. to support Lower Phoenix drilling	$2,883,150
Phoenix 4190 DD Development	Dev. to support Lower Phoenix 6200mN to 6400mN drilling	$2,453,240
Central Decline DD Development	Dev. to support Lower Phoenix 6200mN and 2018 growth drilling	$1,838,040
EL4937 Soil Sampling	Partial leach / XRF soil sampling, potentially along strike from mineralization	$32,000

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

27    REFERENCES

Allwood, K., 2003. Fosterville Gold Project April 2003 Resource Estimate. Unpublished internal Perseverance report.

Allwood, K., 2006. June 30 2006 Fosterville ML Resource Model Descriptions Section 3 – O’Dwyer’s Area. Unpublished report by GeoModeling.

Allwood, K., 2007. Review of Resource Modeling Procedures for the Farley's Area, Unpublished report by GeoModeling.

Allwood, K., 2008. Hunt’s – Fosterville Resource Estimate (Northern Block Model), Fosterville Gold Project. Unpublished report by GeoModeling.

Arne D.C., Bierlein F.P., McNaughton N., Wilson C.J.L. & Morland V.J., 1998. Timing of gold mineralization in western and central Victoria, Australia: New constraints from SHRIMP II analysis of zircon grains from felsic intrusive rocks. Ore Geology Reviews 13, 251-273.

Arne D.C., & House E., 2009. Lithogeochemical haloes surrounding central Victorian gold deposits: Part 2 - Secondary dispersion. Gold Undercover Report 16. Department of Primary Industries.

Arne D.C., House E., Turner G.R., Scott K. & Dronseika, E., 2009. Exploration for deeply buried gold deposits in northern Victoria: soil, regolith and groundwater geochemistry of the Lockington and Lockington East deposits. Geoscience Victoria Gold Undercover Report 10. Department of Primary Industries.

Benn C., 1989, Gold Exploration by BHP Gold Mines Ltd. on EL 1881 Huntly, Victoria for the Six Month Period ending 1st March, 1989. Unpublished report by BHP Gold Mines Ltd.

Bierlein F.P., Arne D.C., Reynolds P. & McNaughton N.J., 2001. Timing Relationships Between Felsic Magmatism and Mineralization in The Central Victorian Gold Province, Southeastern Australia.

Australian Journal of Earth Science, 48, 883-899.

Bierlein F.P., Maher S., 2001. Orogenic disseminated gold in Phanerozoic fold belts; examples from Victoria, Australia and elsewhere. Ore Geology Reviews 18, 113-148.

Bierlein F.P. & McKnight S., 2005. Possible Intrusion-Related Gold Systems in The Western Lachlan Orogen, Southeast Australia, Society of Economic Geologist Inc. Economic Geology v. 100. Pp. 385-398.

Boucher R.K., Hitchman S.P. & Allwood, K.J., 2008a. Stratigraphic Controls on Structures and Mineralization in Central Victoria: Fosterville. Australian Institute of Geoscientists Newsletter No. 93, August 2008.

Boucher, R.K., Turner, G.R. & Rossiter, A.G., 2008b. Stratigraphic control on structures and mineralization in central Victoria 4: Lockington. Australian Institute of Geoscientist Newsletter 94, pp. 1-5.

Bureau of Meteorology, 2016. http://www.bom.gov.au/, March.

Cameron J. K., 1988, Gold Exploration by BHP Gold Mines Ltd. on EL 1881 Huntly, Victoria for the Six Month Period ending 1st September, 1988. Unpublished report by BHP Gold Mines Ltd.

Cayley, R.A., Skladzien, P.B., Williams B. and Willman C.E. 2008. Redesdale and part of Pyalong 1:50 000 map area geological report Geoscience Victoria. Geological Survey of Victoria Report 128.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Cayley, R. A., Korsch R. J., Moore D. H., Costelloe R. D., Nakamura A., Willman C. E., Rawling T. J., Morand V. J., Skladzien P. B., & O’Shea P. J. O. 2011. Crustal Architecture of central Victoria: results from the 2006 deep crustal reflection seismic survey. Australian Journal of Earth Sciences. 58, (2) 113-156

Crase, N., 2002. Brief notes on the review of Quality Assurance and Quality Control in sampling and assaying at Fosterville, May 2002. Unpublished memorandum by SMP Consultants.

Davis, C., 2006. Structures and Alteration of the Robbin’s Hill Pit Area. Unpublished University of Melbourne

Bachelor of Science Honours Thesis.

Dean G., 2010. EL3539 Myrtle Creek Prospect Drilling - Final Report to Rediscover Victoria Drilling Round 2, April 2010 by Northgate Australian Ventures.

Dincer, T., 2011. Robbin's Hill Area, Preliminary Pit Optimisation Study Results - Draft. Unpublished report to Fosterville Gold Mine by Mining Solutions Consultancy Pty Ltd, March 2011.

Hitchman, S.P., 2006. June 30 2006 Fosterville ML Resource Model Descriptions Section 2 - Southern Areas, July, 2006. Unpublished internal Perseverance Exploration report.

Hitchman, S.P., 2007. Farley’s Area Resource Work - May 2007. Unpublished internal Perseverance Exploration report.

Henderson K. 2014. A structural and geochemical analysis of stibnite-visible gold mineralisation at the Fosterville Gold Mine, central Victoria. Monash University Thesis (unpublished).

Jackson, S., 2007. Review of Fosterville and Golden Gift 3 & 9 Resource Estimates. Unpublished report by QG Consulting.

James, K., 2005. History of Myrtle Creek (Central Victoria). In limited print.

Kelemen, T., 2004. Perseverance – Data Systems Review, March 2004. Unpublished report by IO Digital Systems.

King, S., 2004. Geology of the Harrington’s Hill to Daley’s Hill Area with Special Reference to Daley’s Hill Pit

Geology. Unpublished report by Solid Geology.

King, S., 2005. Structural Compilation of Drilling and Geological Mapping in the Robbin’s Hill – Sharkey's Area, Fosterville Gold Project, Victoria. Unpublished report by Solid Geology.

King, S., 2006. Structural Interpretation of Cross-sections, Between 6700N and 5900N (Harrier Splay) Fosterville Gold Project, Victoria. Unpublished report by Solid Geology.

King, S., 2007. Structural Interpretation of The Fosterville and Hunt’s Pit Area

9900N – 11400N Fosterville Gold Project, Victoria. Unpublished report by Solid Geology.

Leader L. D. & Wilson C. J. L., 2010. The control of regional-scale fault geometries on strain and fluid flow related to gold mineralization: Insights from FLAC3D models constrained by seismic survey interpretations. GeoScience Victoria 3D Victoria Report 11. Department of Primary Industries.

Lipton I.T., 1997. A Review of Density Determination Methods for Iron Ore Deposit Evaluation. National Conference on iron making resources and reserves estimation, Perth 25-26 September, 1997, Perth. WA. In Australian Institute of Mining and Metallurgy spectrum series No.5, 51-56.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Melling W.D., 2008. Alteration at the Fosterville Gold Deposit, Victoria, Australia. Unpublished University of Melbourne Bachelor of Science Honours Thesis.

McArthur G.J., 2012. Fosterville Antimony Mineralogy, July 2012. Unpublished report for Fosterville Gold Mine by ALS AMMTEC Metallurgy.

McConville, F., 2006. Perseverance - Data Systems Review, September 2006. Unpublished report by IO Digital Systems.

Mernagh T.P., 2001. A fluid inclusion study of the Fosterville Mine: a turbidite hosted gold field in the Western Lachlan Fold Belt, Victoria, Australia. Chemical Geology 173, 91-106.

Norris N.D., 2006, EL3539 Goornong Annual Report for the period ending July 30th, 2006. Unpublished report by Perseverance Exploration Pty Ltd.

Perseverance, 1997. Sulfide Open Pit Feasibility Study. Unpublished internal report. Perseverance, 2000. Sulfide Open Pit Feasibility Study. Unpublished internal report. Perseverance, 2003. Fosterville Bankable Feasibility Study. Unpublished internal report.

Phillips D., Fu B., Wilson C.J.L., Kendrick M.A., Fairmaid A.M. & Miller J. MCL., 2012. Timing of gold mineralisation in the western Lachlan Orogen, SE Australia: A critical overview. Australian Journal of Earth Sciences. Volume 59, pp 495-525.

Rabone G, Watt J., 1990, Report on Exploration License 1881 Fosterville North, Victoria for the Six Month Period ending September 1, 1990. Unpublished report by BHP Gold Mines Ltd.

Reed A., 2007. Wirrawilla Report, November 2007. Unpublished internal Perseverance Exploration report.

Reed C., 2007a. Farley’s Deposit Geological Summary, April 2007. Unpublished internal report.

Roberts C, Jackson T, Allwood K, Shawcross M, Story J, Barbetti L, Tielen R, Boucher R and Norris N, 2003. Fosterville - Rise of the Phoenix, the emerging goldfield at Fosterville, in NewGenGold 2003 Conference Proceedings, (Louthean Media: Perth).

Stewart, M., 2007. Notes on QAQC processes and On-Site Laboratory visit. Unpublished report by QG Consulting.

Swensson C., 1986, Statutory Report for EL1392 for the Period ended July 1986 to November 1986. Unpublished report by Bendigo Gold Associates Pty Ltd.

Townend R., 2009. Preparation of two polished sections of two sulfide concentrates and optical/SEM examination, Jan 2009. Unpublished report for Fosterville Gold Mine by Roger Townend and Associates.

Van Riel B., 1985, Exploration License 1392, Fosterville - Progress Exploration Report for the Period ended April, 1985. Unpublished report by Bendigo Gold Associates Pty Ltd.

Van Riel B., 1985a, Exploration License 1392, Fosterville - Progress Exploration Report for the Period ended November, 1985. Unpublished report by Bendigo Gold Associates Pty Ltd.

Van Riel B., 1998, EL3539 Goornong Annual Report for the period ending 25th February, 1998. Unpublished report by Perseverance Exploration Pty Ltd.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Van Riel B., 1999, EL3539 Goornong Annual Report for the period ending 25th February, 1999. Unpublished report by Perseverance Exploration Pty Ltd.

Van Riel B., 2007, EL3539 Goornong Annual Report for the period ending July 30th, 2007. Unpublished report by Perseverance Exploration Pty Ltd.

Vandenberg A.H.M., Willman, C.E., Maher, S., Simons, B.A, Cayley, R.A., Taylor, D.H., Morland, V.J., Moore, D.H, & Radojkovic, A., 2000. The Tasman Fold Belt in Victoria, in Geological Survey of Victoria Special Publication.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

28    DATE AND SIGNATURE

28.1	CERTIFICATE OF QUALIFIED PERSON – ION HANN

I, Ion Hann, FAusIMM, as an author of this report entitled “Report on the Mineral Resources & Mineral Reserves of the Fosterville Gold Mine Victoria, Australia” dated effective 31 December, 2016 prepared for Kirkland Lake Gold Ltd. (the “Issuer”) do hereby certify that:

1.	I am Mining Manager, at Fosterville Gold Mine, located at McCormick’s Road, Fosterville, Victoria 3557, Australia.

2.

This certificate applies to the technical report entitled “Report on the Mineral Resources & Mineral Reserves of the Fosterville Gold Mine Victoria, Australia”, dated effective 31 December, 2016 (the “Technical Report”).

3.

I graduated with a Bachelor of Engineering degree in Mining from the Western Australian School of Mines, Kalgoorlie, in 1991. I have worked as an engineer since graduation from university in 1991. During that time, I have been employed in various operation and technical roles at several mining companies within Australia with exposure to gold, nickel and tantalum.. I am a member in full standing of the Australian Institute of Mining and Metallurgy with Registration No. 302934.

4.

I am familiar with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

5.	I am currently employed on a full time basis at the Fosterville Gold Mine, subject of the Technical Report, and have been since March 2005.

6.	I am responsible for Sections 15-16, 18.2 and 28.1 of the Technical Report.

7.	I am not independent of the Issuer as described in section 1.5 of NI 43-101 as I am an employee of the Issuer.

8.

I have prior involvement with the property that is the subject of the Technical Report as I was a contributing author of the technical report on the Fosterville Gold Mine entitled “Report on the Mineral Resources & Mineral Reserves of the Fosterville Gold Mine Victoria, Australia” dated effective December 31, 2016. Since then, I have been frequently involved with the property by way of my role as Mining Manager.

9.	I have read NI 43-101 and the parts of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

10.

At the effective date of the Technical Report, to the best of my knowledge, information and belief, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 30 day of March, 2017.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Ion Hann, B.Eng (Mining), FAusIMM
MINING MANAGER
FOSTERVILLE GOLD MINE

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

28.2	CERTIFICATE OF QUALIFIED PERSON – TROY FULLER

I, Troy Fuller, MAIG, as an author of this report entitled “Report on the Mineral Resources & Mineral Reserves of the Fosterville Gold Mine Victoria, Australia” dated effective 31 December, 2016 prepared for Kirkland Lake Gold Ltd. (the “Issuer”) do hereby certify that:

1.	I am Geology Manager, at Fosterville Gold Mine, located at McCormick’s Road, Fosterville, Victoria3557, Australia.

2.

This certificate applies to the technical report entitled “Report on the Mineral Resources & Mineral Reserves of the Fosterville Gold Mine Victoria, Australia”, dated effective 31 December, 2016 (the “Technical Report”).

3.

I graduated with a Bachelor of Science degree in Geology (Hons) from University of Ballarat, in 1995. I have worked as a geologist since graduation from university in 1995. During that time, I have been employed as a Mine Geologist, Resource Geologist, Senior Mine Geologist, Mine Geology Superintendent and Geology Manager, at several mining companies. I have worked for more than 20 years in the mining industry, including more than 18 years in gold mining operations. I am familiar with and have worked on a variety of styles of mineral deposits in Australia, with a particular emphasis on gold mineralization. I am a member in full standing of the Australian Institute of Geoscientists with Registration No. 4570.

4.

I am familiar with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

5.	I am currently employed on a full time basis at the Fosterville Gold Mine, subject of the Technical Report, and have been since May, 2010.

6.	I am responsible for Sections 1-14, 17, 18.1, 19–27 and 28.2 of the Technical Report.

7.	I am not independent of the Issuer as described in section 1.5 of NI 43-101 as I am an employee of the Issuer.

8.

I have prior involvement with the property that is the subject of the Technical Report as I was a contributing author of the technical report on the Fosterville Gold Mine entitled “Report on the Mineral Resources & Mineral Reserves of the Fosterville Gold Mine Victoria, Australia” dated effective December 31, 2016. Since then, I have been frequently involved with the property by way of my role as Geology Manager.

9.	I have read NI 43-101 and the parts of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

10.

At the effective date of the Technical Report, to the best of my knowledge, information and belief, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 30 day of March, 2017.

Technical Report	Kirkland Lake Gold
December 2016	Fosterville Gold Mine

Troy Fuller, BSc (Geology) Hons, MAIG
GEOLOGY MANAGER
FOSTERVILLE GOLD MINE